
12026905


Columbia
Sportswear Company™


Columbia
Sportswear Company


Columbia
Sportswear Company™





Dear Fellow Shareholders:

INNOVATION. ENHANCED DESIGN. COMPELLING MARKETING.

Those three simple ideas explain how Columbia Sportswear Company has succeeded for 74 years, and how we will continue to succeed in the future.

In 2011, we achieved many of the financial and operational goals we set for the company at the beginning of the year. Record sales of $1.69 billion, up 14 percent from 2010, were driven by double-digit growth from the Columbia, Sorel and Mountain Hardwear brands, as well as from each of our international regions.

More importantly, we improved the company's profitability, increasing operating margins to 8.1 percent, compared to 7.0 percent in 2010, and expanding net income by 34 percent, to $103.5 million, or $3.03 per share, compared to $77.0 million, or $2.26 per diluted share in 2010. We continue to maintain a very strong balance sheet, with more than $240 million in cash and short-term investments, and no long-term debt as of December 31, 2011.

Each of our brands grew stronger in 2011, as we introduced new technologies and designs to clearly differentiate our products from competitors'. With clear strategies for each of our brands, a pipeline of innovations and design concepts that extend several seasons into the future, and a disciplined approach to cost management, we are well-positioned to drive further growth and improve profitability.

Columbia

ELEVATING THE BRAND THROUGH INNOVATION

Sales of our Columbia brand reached a record $1.39 billion in 2011, up 10 percent from 2010 and 30 percent higher than 2009. Since we sharpened Columbia's emphasis on innovation four years ago, we have focused on 14 major technologies to help keep people warm, dry, cool and protected in the outdoors year-round. One of our long-term goals is to increase consumer adoption of Columbia products for use in all climates and all seasons, diversifying our business to generate greater sales and profitability in the first half of the year and become less dependent on the fall and winter seasons to achieve our profitability targets.

During 2011, expansion of our award-winning Omni-Heat® technology into Omni-Heat® Reflective baselayer and Omni-Heat® Electric heated apparel, gloves and footwear completed a full-body warmth portfolio. We also launched footwear and gloves with OutDry® technology to deliver superior waterproof breathability. For 2012, we're extending our lightweight, waterproof, breathable + wicking platform, introducing Omni-Dry® with Omni-Wick® EVAP in apparel to keep consumers dry inside and out. In addition Omni-Freeze® Ice will introduce outdoor consumers to an active ingredient that helps keep them cool. These innovations, combined with enhanced design and compelling marketing, are succeeding in elevating the Columbia brand. As evidence, brand-enhancing outdoor specialty and sporting goods retailers have been the brand's fastest growing channels of distribution in the U.S. for the past two years, and influential outdoor industry and consumer media have recognized numerous Columbia products with awards for innovation, performance and design.

We have made great progress with the Columbia brand and are working closely with our wholesale partners around the world, as well as through our direct-to-consumer channels in each region, to ensure that more consumers are exposed to Columbia's newest and best designs.


SOREL

YOUNG, FASHION-FORWARD FEMALE CONSUMERS.



We launched a strategic repositioning of Sorel two years ago, targeting young, fashion-forward female consumers with new assortments featuring premium materials and provocative designs, while staying true to Sorel's authentic heritage. The results have been resounding. Sorel was our fastest growing brand in 2011, posting a 68 percent increase in global sales to $150 million.

We've invested in the creation of a separate sales and marketing organization focused exclusively on Sorel's global growth opportunities as more consumers discover and adopt the brand. Sorel has succeeded in garnering great exposure on the feet of influential icons of film, music and fashion, virally increasing awareness and adoption among our target consumers.



As pleased as we are with the growth of Sorel, it remains today primarily a winter brand with a 90-day presence on retail shelves. Our product creation team is focused on expanding Sorel's offering into Fall, Spring and Summer products, creating an opportunity for our growing base of high-quality footwear retail partners to showcase the brand year-round. In addition, we have yet to attack the potential market for Sorel in Russia, Korea, Japan or China, and we believe each of those countries represents a fertile market that can play a significant role in Sorel's future growth.





SERVING HIGH-PERFORMANCE NEEDS OF ALPINISTS

Mountain Hardwear sales grew 17 percent in 2011, totaling $142 million. With its successful launch of Dry.Q™ waterproof, breathable fabric systems, the Mountain Hardwear brand reinforced its commitment to serving the high-performance needs of alpinists and mountaineers who test the edges of human potential.

Working directly with several of today's leading alpinists, including Swiss speed-climber Ueli Steck, Mountain Hardwear pioneered an assortment of high-performance apparel and equipment that reduced the weight of the typical ascent kit by more than 50 percent. These innovations, and the amazing athletes who depend upon them, are redefining the sport and elevating the brand to the pinnacle of the market.

With just five countries – the U.S., Korea, United Kingdom, Canada and Japan – accounting for more than 90 percent of Mountain Hardwear's annual sales, we are confident the brand has potential for global expansion in the years ahead.

Our best is yet to come.

While 2011 was our second consecutive year of strong sales and earnings growth, we are mindful that our business is not insulated from the lingering effects of unseasonable weather and macro-economic storms in large markets. We expect those external forces to slow our sales growth in 2012.

In response, our management team has formulated a 2012 spending plan that correlates with this lower anticipated sales growth, while maintaining funding for our most important strategic initiatives.

We are very clear about two things:

- We remain firmly committed to investing in innovation, enhanced design, an expanded direct-to-consumer platform and compelling marketing to elevate our brands and gain market share.
- We are firmly committed to investing in information technology and process improvements to increase operational and resource efficiencies and, ultimately, our profitability.

We remain confident about the long-term market opportunities of our brands and are aligned behind the most impactful opportunities to drive long-term top-line growth and improve profitability.

Our best is yet to come.

Sincerely,

Timothy P. Boyle
President and Chief Executive Office



April 16, 2012

VIA OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find eight (8) copies of each of the Columbia Sportswear Company Proxy Statement and 2011 Annual Report to Shareholders, which will be released to shareholders on or about April 16, 2012.

Best regards,

Richelle T. Luther
Deputy General Counsel

14375 NW Science Park Drive, Portland, Oregon 97229-5418 • tel: 503 985-4000 • fax: 503 985-5800 • columbia.com


Columbia
Sportswear Company

2011 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-23939

COLUMBIA SPORTSWEAR COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**93-0498284**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
14375 NW Science Park Drive Portland, Oregon	**97229**
(Address of principal executive offices)	(Zip Code)

(503) 985-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such short period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was $790,488,000 based on the last reported sale price of the Company's Common Stock as reported by the NASDAQ Global Select Market System on that day.

The number of shares of Common Stock outstanding on February 17, 2012 was 33,719,581.

Part III is incorporated by reference from the registrant's proxy statement for its 2012 annual meeting of shareholders to be filed with the Commission within 120 days of December 31, 2011.

COLUMBIA SPORTSWEAR COMPANY

DECEMBER 31, 2011

TABLE OF CONTENTS

Item		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	19
Item 2.	Properties	19
Item 3.	Legal Proceedings	20
Item 4.	Mine Safety Disclosures	20
Item 4A.	Executive Officers and Key Employees of the Registrant	20
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6.	Selected Financial Data	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	42
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	73
Item 9A.	Controls and Procedures	73
Item 9B.	Other Information	75
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	76
Item 11.	Executive Compensation	76
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	76
Item 13.	Certain Relationships and Related Transactions, and Director Independence	76
Item 14.	Principal Accountant Fees and Services	76
	PART IV	
Item 15.	Exhibits and Financial Statement Schedule	77
Signatures		78

PART I

Item 1. *BUSINESS*

General

Founded in 1938 in Portland, Oregon, as a small, family-owned, regional hat distributor and incorporated in 1961, Columbia Sportswear Company has grown to become a global leader in the design, sourcing, marketing and distribution of active outdoor apparel, footwear, accessories and equipment. Unless the context indicates otherwise, the terms "we", "us", "our", "the Company" and "Columbia" refer to Columbia Sportswear Company and its consolidated subsidiaries.

We design, develop, market and distribute active outdoor apparel, footwear, accessories and equipment under four primary brands: Columbia®, Mountain Hardwear®, Sorel® and Montrail®. As one of the largest outdoor apparel and footwear companies in the world, our products have earned an international reputation for innovation, quality and performance. Our products feature innovative technologies and designs that protect outdoor enthusiasts from the elements, increase comfort and make outdoor activities more enjoyable. Our brands complement each other to address the diverse outdoor performance needs of a wide variety of outdoor consumer segments.

Our brands are distributed through a mix of wholesale distribution channels, our own direct-to-consumer channels (retail stores and e-commerce), independent distributors and licensees. In 2011, our products were sold in approximately 100 countries. We employ creative marketing strategies designed to increase demand, and to create and reinforce consumer awareness of our brands. All of our products are manufactured by independent factories located outside the United States.

The popularity of outdoor activities, changing design trends and consumer adoption of innovative performance technologies affect consumer demand for our products. Therefore, we seek to influence, anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and by creating persuasive and memorable marketing communications to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Our business is subject to many risks and uncertainties that may have a material adverse effect on our financial condition, results of operations or cash flows. Some of these risks and uncertainties are described below under Item 1A, Risk Factors.

Seasonality and Variability of Business

Our business is affected by the general seasonal trends common to the outdoor industry and is heavily dependent upon discretionary consumer spending patterns. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season, while our operating costs are more equally distributed throughout the year. Since 2008, the expansion of our direct-to-consumer operations has increased the proportion of sales and profits that we generate in the fourth calendar quarter. As a result, our sales and profits tend to be highest in the third and fourth calendar quarters. In 2011, approximately 65 percent of our net sales and all of our profitability were realized in the second half of the year, illustrating our dependence upon sales results in the second half of the year, as well as the less seasonal nature of our operating costs.

Results of operations in any period should not be considered indicative of the results to be expected for any future period, particularly in light of persistent volatility in economic conditions. Sales of our products are subject to substantial cyclical fluctuation, the effects of unseasonable weather conditions, and the continued popularity of outdoor activities as part of an active lifestyle in key markets. The current economic environment in key markets, coupled with inflationary cost pressures and input cost volatility, has reduced the predictability of our business.

For further discussion regarding the effects of the macro-economic environment on our business, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products

We provide high quality apparel, footwear, accessories and equipment for use in a wide range of outdoor activities by men, women and youth, designed to keep the consumer warm or cool, dry and protected. A large percentage of our products are also worn for casual or leisure purposes. The durability and functionality of our products make them ideal for a wide range of outdoor activities. Our products serve a broad range of consumers including elite mountain climbers, winter outdoor enthusiasts, hunting and fishing enthusiasts, top endurance trail runners, and outdoor-inspired consumers. We also market licensed collegiate apparel and accessories under our Columbia brand.

We develop and manage our merchandise in two principal categories: (1) apparel, accessories and equipment and (2) footwear. The following table presents the net sales and approximate percentages of net sales attributable to each of our principal product categories for each of the last three years ended December 31 (dollars in millions). In 2011, we consolidated our categorical net sales reporting from four categories to two categories to better reflect product category management oversight and structure. Net sales within the new apparel, accessories and equipment product category consist of the combination of previously reported net sales of the outerwear, sportswear and accessories and equipment product categories. The footwear product categorical reporting remained unchanged. Previously reported product category net sales information for fiscal years 2010 and 2009 has been recast to reflect this change.

	2011		2010		2009	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
Apparel, accessories and equipment	$1,334.9	78.8%	$1,213.3	81.8%	$1,029.4	82.7%
Footwear	359.1	21.2	270.2	18.2	214.6	17.3
Total	$1,694.0	100.0%	$1,483.5	100.0%	$1,244.0	100.0%

Apparel, accessories and equipment

We design, develop, market and distribute apparel, accessories and equipment for men, women and youth under our Columbia and Mountain Hardwear brands. Our products incorporate the cumulative design, fabrication, fit and construction technologies that we have pioneered over several decades and that we continue to innovate. Our apparel, accessories and equipment are designed to be used during a wide variety of outdoor activities, such as skiing, snowboarding, hiking, climbing, mountaineering, camping, hunting, fishing, trail running, water sports and adventure travel.

Footwear

We design, develop, market and distribute footwear products for men and women under our Columbia, Sorel and Montrail brands and for youth under our Columbia and Sorel brands. Our footwear products seek to address the needs of outdoor consumers who participate in activities that typically involve challenging or unusual terrain in a variety of weather and trail conditions. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals for use in amphibious activities, and casual shoes for everyday use. Our Sorel brand primarily offers premium cold weather footwear for men, women and youth along with a Spring offering for men and women, with an increasing focus on young, fashion-conscious female consumers.

Product Design and Innovation

We are committed to designing innovative and functional products for consumers who participate in a wide range of outdoor activities, enabling them to enjoy those activities longer and in greater comfort by keeping them warm or cool, dry and protected. We also place significant value on product design and fit (the overall appearance and image of our products) that, along with technical performance features, distinguish our products in the marketplace.

Our research and development efforts are led by an internal team of specialists who work closely with independent suppliers to develop innovative technologies and products that provide the unique performance benefits needed by consumers during outdoor activities. We have established working relationships with specialists in the fields of chemistry, biochemistry, engineering, industrial design, materials research, graphic design, electronics and related fields. We utilize these relationships, along with consumer feedback, to develop and test innovative performance products, processes, packaging and displays. We believe that these efforts, coupled with our technical innovation efforts, represent key factors in the past and future success of our products.

In September 2010, we acquired the intellectual property and other assets comprising the OutDry® brand and related business including patented and patent-pending construction methods that bond a waterproof, breathable membrane directly to the inside of the outermost layer of a shoe or glove. We have incorporated the OutDry technology in select Columbia, Mountain Hardwear and Montrail products, and also license the technology to other footwear and glove brands within and beyond the outdoor industry.

Intellectual Property

We own many trademarks, including Columbia Sportswear Company®, Columbia®, Sorel®, Mountain Hard Wear®, Montrail®, OutDry®, Pacific Trail®, the Columbia diamond shaped logo, the Mountain Hardwear nut logo and the Sorel polar bear logo, as well as many other trademarks relating to our brands, products, styles and technologies. We believe that our trademarks are an important factor in creating a market for our products, in identifying our Company, and in differentiating our products from competitors' products. We have design, process and utility patents as well as pending patent applications in the United States and other nations. We file applications for United States and foreign patents for inventions, designs and improvements that we believe have commercial value; however, these patents may or may not ultimately be issued or used in our business. We believe our success primarily depends on our ability to continue offering innovative solutions to consumer needs through design, research, development and production advancements rather than our ability to secure patents. The technologies, processes and designs described in our patents are incorporated into many of our most important products and expire at various times. We vigorously protect these proprietary rights against counterfeit reproductions and other infringing activities. Additionally, we license our Columbia trademarks across a range of apparel, footwear, accessories and equipment.

Sales and Distribution

We sell our products through a mix of wholesale distribution channels, our own direct-to-consumer channels, independent distributors and licensees. The majority of our sales are generated through wholesale channels which include small, independently operated specialty outdoor and sporting goods stores, regional, national and international sporting goods chains, and large regional, national and international department store chains. We sell our products to independent distributors in various countries where we generally do not have direct sales operations.

We sell our products directly to consumers through our own network of branded and outlet retail stores and online in each of our geographic segments. Our direct-to-consumer operations are designed to elevate consumer perception of our brands, manage inventory, increase consumer and retailer awareness of and demand for our products, model compelling retail environments for our products and build stronger emotional brand connections with consumers over time. Our branded retail stores allow us to showcase a broad selection of products and to support the brand's positioning with fixtures and imagery that may then be replicated and offered for use by our wholesale customers. These stores provide high visibility for our brands and products and help us to monitor the needs and preferences of consumers. In addition, we operate outlet stores, which serve an important role in our overall inventory management by allowing us to sell a significant portion of excess, discontinued and out-of-season products while maintaining the integrity of our brands. E-commerce sales are a growing portion of our total direct-to-consumer sales.

We operate in four geographic segments: (1) the United States, (2) Latin America and Asia Pacific ("LAAP"), (3) Europe, Middle East and Africa ("EMEA"), and (4) Canada, which are reflective of our internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing and distribution of active outdoor apparel, footwear, accessories and equipment. The following table presents net sales to unrelated entities and approximate percentages of net sales by geographic segment for each of the last three years (dollars in millions):

	2011		2010		2009	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
United States	$ 948.0	56.0%	$ 881.0	59.4%	$ 736.9	59.2%
LAAP	341.0	20.1	263.4	17.7	203.2	16.3
EMEA	275.4	16.3	222.4	15.0	197.4	15.9
Canada	129.6	7.6	116.7	7.9	106.5	8.6
Total	$1,694.0	100.0%	$1,483.5	100.0%	$1,244.0	100.0%

United States

The United States accounted for 56.0% of our net sales for 2011. We sell our products in the United States to approximately 3,500 wholesale customers and through our own direct-to-consumer channels. As of December 31, 2011, we operated 43 outlet retail stores and 8 branded retail stores in various locations in the United States. We also sell Columbia, Mountain Hardwear, Sorel and Montrail products through e-commerce websites. In addition, we earn licensing income in the United States based on our licensees' sale of licensed products.

We distribute the majority of our products sold in the United States from distribution centers that we own and operate in Portland, Oregon and Robards, Kentucky. In some instances, we arrange to have products shipped from the independent factories that manufacture our products through third party logistics vendors and/or directly to wholesale customer-designated facilities in the United States.

LAAP

The LAAP region accounted for 20.1% of our net sales for 2011. We sell our products in the LAAP region to approximately 300 wholesale customers in Japan and Korea and to approximately 14 independent distributors that sell to approximately 700 wholesale customers in locations throughout the LAAP region, including Australia, New Zealand, Latin America and Asia. In addition, as of December 31, 2011, there were 111 and 236 dealer-operated, branded, outlet and shop-in-shop locations in Japan and Korea, respectively. We also sell Columbia, Mountain Hardwear, Sorel and Montrail products through e-commerce websites in Japan and Korea. In addition, we earn licensing income in our LAAP region based on our distributors' production and sale of licensed products.

We distribute our products to wholesale customers, our own retail stores and licensed stores in Japan through an independent logistics company that owns and operates a warehouse located near Tokyo, Japan. We distribute our products to wholesale customers, our own retail stores and licensed stores in Korea from a leased warehouse near Seoul, Korea. The majority of sales to our LAAP distributors are shipped directly from the independent factories that manufacture our products.

EMEA

Sales in our EMEA region accounted for 16.3% of our net sales for 2011. We sell our products in the EMEA region to approximately 6,600 wholesale customers and to approximately 10 independent distributors that sell to approximately 700 wholesale customers in locations throughout the EMEA region, including Russia, portions of Europe, the Middle East and Africa. In addition, as of December 31, 2011, we operated 7 outlet retail stores and 3 branded retail stores in various locations in Western Europe. We also sell Columbia and Sorel products through e-commerce websites in Austria, Belgium, France, Germany, Italy, Netherlands, Spain and the United Kingdom.

We distribute the majority of our products sold to EMEA wholesale customers and our own retail stores from a distribution center that we own and operate in Cambrai, France. The majority of sales to our EMEA distributors are shipped directly from the independent factories that manufacture our products.

Canada

Sales in Canada accounted for 7.6% of our net sales for 2011. We sell our products in Canada to approximately 1,200 wholesale customers. In addition, as of December 31, 2011, we operated two outlet retail stores in Canada. We also sell Columbia and Sorel products through e-commerce websites in Canada.

We distribute the majority of our products sold in Canada through two distribution centers in Strathroy, Ontario. We lease one of these facilities and own the other. In December 2011, we acquired a facility in London, Ontario where we plan to consolidate our Canadian distribution functions. In some instances, we arrange to have products shipped directly from the independent factories that manufacture our products to customer-designated facilities in Canada.

Marketing

We believe our brand names and trademarks provide a competitive advantage and help to differentiate our products in the marketplace. Marketing programs are an integral part of our global strategy to build brand equity, raise global brand relevance and awareness, infuse our brands with excitement and stimulate consumer demand for our products worldwide. During 2011, the cost of our marketing programs represented approximately 5.0% of net sales.

Our integrated marketing efforts are designed to deliver consistent messages about the performance benefits, innovative technologies and styling of our products. We rely most heavily on advertising distributed through the Internet, including e-commerce and social media sites; television and print publications; consumer-focused and customer-focused events; branded retail stores in selected high-profile locations; enhanced branded displays and merchandising techniques executed in stores in partnership with various wholesale customers; and consumer and trade public relations efforts.

We work closely with our key wholesale customers to reinforce our brand message through cooperative online, television, radio and print advertising campaigns, as well as in stores using visual merchandising display tools dedicated exclusively to selling our merchandise on a year-round basis. We drive alignment through established seasonal initiatives and provide our wholesale customers, regional offices, and international distributors with creative direction and materials to convey consistent messages.

We employ a staff of in-store marketing and merchandising coordinators, who visit our customers' retail locations in major cities around the world to ensure that our products are favorably presented. We also reinforce our marketing and product innovation messages through selected sponsorships of key outdoor influencers, organizations, events and teams who serve as inspirational models of excellence to consumers.

Our global internet marketing sites are used by consumers to research our products' features and benefits, to interact with content created to inform and entertain about each brand and its technologies, to be directed to nearby retailers where they can purchase our products, and to directly purchase products for delivery in most of our major direct-distribution markets.

Working Capital Utilization

We design, develop, market and distribute our products, but do not own or operate manufacturing facilities. As a result, most of our capital is invested in short-term working capital assets, including cash and cash equivalents, short-term investments, accounts receivable from customers, and finished goods inventory. At December 31, 2011, working capital assets accounted for approximately 76% of total assets. As a result, the degree to which we efficiently utilize our working capital assets can have a significant impact on our profitability, cash flows and return on invested capital. The overall goals of our working capital management efforts are to maintain the minimum level of inventory necessary to deliver goods on time to our customers to satisfy end consumer demand, and to minimize the cycle time from the purchase of inventory from our suppliers to the collection of accounts receivable balances from our customers.

Demand Planning and Inventory Management

As a branded consumer products company, inventory represents one of the largest and riskiest capital commitments in our business model. We design and develop our seasonal product lines 12 to 18 months in advance of their availability to consumers in retail stores. As a result, our ability to forecast and produce the individual product styles that match ultimate seasonal wholesale customer and end-consumer demand and to deliver products to our customers in a timely and cost-effective manner can significantly affect our sales, gross margins and profitability. For this reason, we maintain and continue to make substantial investments in information systems, processes and personnel that support our ongoing demand planning efforts. The goals of our demand planning efforts are to develop a collaborative forecast that drives the timely purchase of an adequate amount of inventory to satisfy demand, to minimize transportation and expediting costs necessary to deliver products to customers by their requested delivery dates, and to minimize excess inventory to avoid liquidating excess, end-of-season goods at discounted prices. Failure to achieve our demand planning goals could reduce our revenues and/or increase our costs, which would negatively affect our gross margins, profitability and brand strength.

In order to manage inventory risk, we use incentive discounts to encourage our wholesale customers and independent distributors to place orders at least six months in advance of scheduled delivery. We generally solicit orders from wholesale customers and independent distributors for the fall and spring seasons based on seasonal ordering deadlines that we establish to aid our efforts to plan manufacturing volumes to meet demand for each of our selling seasons.

We use those advance orders, together with forecasted demand from our direct-to-consumer operations, market trends, historical data, customer and sales feedback and other important factors to estimate the volumes of each product to purchase from our suppliers around the world. From the time of initial order through production, receipt and delivery, we attempt to manage our inventory to reduce risk. We typically ship the majority of our advance fall season orders to wholesale customers and independent distributors beginning in June and continuing through November. Similarly, the majority of our advance spring season orders ship to wholesale customers and independent distributors beginning in December and continuing through May. Generally, orders are subject to cancellation prior to the date of shipment.

Our inventory management efforts cannot entirely eliminate inventory risk due to the inherently unpredictable nature of unseasonable weather, consumer demand, the ability of customers to cancel their advance orders prior to shipment, and other variables that affect our customers' ability to take delivery of their advance orders when originally scheduled. To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place a significant amount of orders for our products with independent factories prior to receiving our customers' advance orders and we maintain an inventory of select products that we anticipate will be in greatest demand. In addition, we build calculated amounts of inventory to support estimated at-once orders from customers and auto-replenishment orders on certain long-lived styles.

Credit and Collection

We extend credit to our customers based on an assessment of each customer's financial condition, generally without requiring collateral. To assist us in scheduling production with our suppliers and delivering seasonal products to our customers on time, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before peak seasonal shipping periods. These extended payment terms increase our exposure to the risk of uncollectible receivables. In order to manage the inherent risks of customer receivables, we maintain and continue to invest in information systems, processes and personnel skilled in credit and collections. In some markets and with some customers we use credit insurance or standby letters of credit to minimize our risk of credit loss.

Sourcing and Manufacturing

We do not own or operate manufacturing facilities and virtually all of our products are manufactured to our specifications by independent factories located outside the United States. We generally do not maintain long-term manufacturing commitments. We believe that the use of independent factories enables us to substantially limit our capital expenditures and avoid the costs and risks associated with owning and operating large production facilities and managing large labor forces. We also believe that the use of independent factories greatly increases our production capacity, maximizes our flexibility and improves our product pricing. We manage our supply chain from a global and regional perspective and adjust as needed to changes in the global production environment, including political risks, factory capacity, import limitations and costs, raw material costs, availability and cost of labor and transportation costs. However, without long-term or reserved commitments, there is no assurance that we will be able to secure adequate or timely production capacity or favorable pricing terms.

Our apparel, accessories and equipment are manufactured in more than 15 countries with Vietnam and China accounting for approximately 73% of our 2011 apparel, accessories and equipment production. Our footwear is manufactured in three countries, with China and Vietnam accounting for approximately 92% of our 2011 footwear production.

Our five largest apparel, accessories and equipment factory groups accounted for approximately 25% of 2011 global apparel, accessories and equipment production, with the largest factory group accounting for 9% of 2011 global apparel, accessories and equipment production. Our five largest footwear factory groups accounted for approximately 72% of 2011 global footwear production, with the largest factory group accounting for 25% of 2011 global footwear production. In addition, a single vendor supplies substantially all of the zippers used in our products. Most of our largest suppliers have multiple factory locations, thus reducing the risk that unfavorable conditions at a single factory or location will have a material adverse effect on our business.

We maintain 13 manufacturing liaison offices in a total of seven Asian countries. We also maintain a manufacturing liaison office in Richmond, California. Personnel in these manufacturing liaison offices are direct employees of Columbia, and are responsible for overseeing production at our independent factories. We believe that having employees physically located in these regions enhances our ability to monitor factories for compliance with our policies, procedures and standards related to quality, delivery, pricing and labor practices. Our quality assurance process is designed to ensure that our products meet our quality standards. We believe that our quality assurance process is an important and effective means of maintaining the quality and reputation of our products. In addition, independent contractors that manufacture products for us are subject to our Standards of Manufacturing Practices ("SMP"). Columbia sources products around the world and values legal, ethical and fair treatment of people involved in manufacturing our products. Each factory producing products for us is monitored regularly against these standards. Additional information about SMP and corporate responsibility programs may be found at www.columbia.com.

Competition

The markets for apparel, footwear, accessories and equipment are highly competitive. In each of our geographic markets, we face significant competition from numerous and varying competitors. Some of our large wholesale customers also market competitive apparel, footwear, accessories and equipment under their own private labels. Our licensees operate in very competitive markets, such as those for apparel, footwear, sunglasses and watches. In addition, our direct-to-consumer channels expose us to competitors who operate retail stores in outlet malls and key metropolitan markets, as well as competitors who sell product online. We believe that the primary competitive factors in the market for active outdoor apparel, footwear, accessories and equipment are brand strength, product innovation, product design, functionality, durability and price.

Government Regulation

Many of our international shipments are subject to existing or potential governmental tariff and non-tariff barriers to trade, such as import duties and potential safeguard measures that may limit the quantity of various types of goods that may be imported into the United States and other countries. These trade barriers often represent a material portion of the cost of the merchandise. Our products are also subject to domestic and foreign product safety and environmental standards, laws and other regulations, which are increasingly restrictive and complex. Although we diligently monitor these standards and restrictions, a state, federal or foreign government may impose new or adjusted quotas, duties, safety requirements, material restrictions, or other restrictions or regulations, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

At December 31, 2011, we had 4,161 full-time equivalent employees.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, proxy statements and registration statements. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically. We make available free of charge on or through our website at www.columbia.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the SEC.

Item 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, results of operations or cash flows may be materially adversely affected by these and other risks. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our Success Depends on Our Business Strategies

Our business strategies are to achieve sustainable, profitable growth by creating innovative products, elevating consumer perception of our brands, improving our operating flexibility and efficiency, increasing consumer and retailer awareness and demand for our products, creating compelling retail environments, and building stronger emotional brand connections with consumers over time. We intend to pursue these strategies across our portfolio of brands, product categories and geographic markets. We face many challenges in implementing our business strategies. For example, our focus on innovation depends on our ongoing ability to identify, develop or secure rights to product improvements or developments through internal research, joint developments, acquisitions or licenses. However, these innovations and developments may not be profitable or have the desired effect of increasing demand for our products. The failure to implement our business strategies successfully could have a material adverse effect on our financial condition, results of operations or cash flows.

To implement our business strategies, we must continue to modify and fund various aspects of our business, to maintain and enhance our information systems and supply chain operations to respond to changes in demand, and to attract, retain and manage qualified personnel. Changes in our business, including efforts to contain costs, may place an increasing strain on management, financial, product design, marketing, distribution, supply chain and other resources, and we may have operating difficulties as a result. For example, in support of our strategic initiatives, we are making significant investments in our business processes and information technology infrastructure that require significant management attention and corporate resources. In addition, we may need to adapt our information technology systems and business processes to integrate business acquisitions. These business initiatives involve many risks and uncertainties that, if not managed effectively, may have a material adverse effect on our financial condition, results of operations or cash flows.

Our business strategies and related increased expenditures could also cause our operating margin to decline if we are unable to offset our increased spending with increased sales or gross margins, or comparable reductions in other operating costs. If our sales or gross margins decline or fail to grow as planned and we fail to sufficiently leverage our operating expenses, our profitability will decline. This could result in a decision to delay, reduce, modify or terminate our strategic business initiatives, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Independent Factories

Our products are produced by independent factories worldwide. We do not own or operate any production facilities. Although we enter into purchase order commitments with these independent factories each season, we generally do not maintain long-term manufacturing commitments with them. Without long-term or reserve commitments, in a capacity-constrained environment, there is no assurance that we will be able to secure adequate or timely production capacity or favorable pricing if growth or product demand differs from our forecasts. Independent factories may fail to perform as expected or our competitors may obtain production capacities that effectively limit or eliminate the availability of these resources to us. If an independent manufacturer fails to ship orders in a timely manner or to meet our standards or if we are unable to obtain necessary capacities, we may miss delivery deadlines or incur additional costs, which may result in cancellation of orders, refusal to accept deliveries, a reduction in purchase prices or increased costs, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Reliance on independent factories also creates quality control risks. Independent factories may need to use sub-contracted manufacturers to fulfill demand and these manufacturers may have less experience producing our products or lower overall capabilities, which could result in compromised quality of our products. A failure in our quality control program may result in diminished product quality, which in turn could result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls (or other regulatory actions), any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

We also have license agreements that permit unaffiliated parties to manufacture or contract to manufacture products using our trademarks. We impose Standards of Manufacturing Practices on our independent factories and licensees for the benefit of workers and require compliance with our restricted substances list and product safety and other applicable environmental, health and safety laws. We also require our independent factories and licensees to impose these practices, standards and laws on their contractors. However, if an independent manufacturer or licensee violates labor or other laws, or engages in practices that are not generally accepted as ethical in our key markets, we may be subject to production disruptions or significant negative publicity that could result in long-term damage to our brands, and in some circumstances parties may attempt to assert that we are liable for the independent manufacturer's or licensee's practices, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Volatility in Global Production and Transportation Costs and Capacity

Our product costs are subject to substantial fluctuation based on:

- Availability and quality of raw materials;
- The prices of oil, cotton and other raw materials whose prices are determined by global commodity markets and can be very volatile;
- Changes in labor markets and wage rates paid by our independent factory partners, which are often mandated by governments in the countries where our products are manufactured, particularly in China and Vietnam;
- Interest rates and currency exchange rates;
- Availability of skilled labor and production capacity at independent factories; and
- General economic conditions.

Prolonged periods of inflationary pressure on some or all input costs will result in increased costs to produce our products that may result in reduced gross profit or necessitate price increases for our products that could adversely affect consumer demand for our products.

In addition, since the majority of our products are manufactured outside of our principal sales markets, our products must be transported by third parties over large geographical distances. Shortages in ocean freight capacity, airfreight capacity and volatile fuel costs can result in rapidly changing transportation costs. For example, during 2010, shortages of sourcing and transportation capacity, combined with later-than-optimal production of advance orders, caused us to rely more heavily on airfreight to achieve timely delivery to our customers, resulting in significantly higher freight costs. Because we price our products in advance and the external cost changes may be difficult to predict, we may not be able to pass all or any portion of these higher costs on to our customers or adjust our pricing structure in a timely manner in order to remain competitive, either of which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Volatile Economic Conditions

We are a consumer products company and are highly dependent on consumer discretionary spending patterns and the purchasing patterns of our wholesale customers as they attempt to match their seasonal purchase volumes to volatile consumer demand. In addition, as we have expanded our direct-to-consumer operations, we have increased our exposure to the risks associated with volatile and unpredictable consumer discretionary spending patterns. Consumer discretionary spending behavior is inherently unpredictable and consumer demand for our products may not reach our sales targets, or may decline, especially during periods of heightened economic uncertainty in our key markets, particularly markets in North America and the EMEA region. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition, results of operations or cash flows.

We Rely on Our Highly Customized Information Management Systems

Our business is increasingly reliant on information technology. Information systems are used across our supply chain and retail operations, from design to distribution and sales, and are used as a method of communication among employees, with our subsidiaries and liaison offices overseas and with our customers and retail stores. We also rely on our information systems to allocate resources, manage product data, develop demand and supply plans and forecast and report operating results. System failures, breaches of confidential information or service interruptions may occur as the result of a number of factors, including computer viruses, programming errors, hacking or other unlawful activities by third parties and disasters, or our failure to properly maintain systems redundancy or to protect, repair, maintain or upgrade our systems. Any breach or interruption of critical business information systems could have a material adverse effect on our financial condition, results of operations or cash flows.

Our existing ERP system is highly customized to our business. As a result, the availability of internal and external resources with the expertise to maintain our current ERP system is limited. Our current customized ERP system may inhibit our ability to operate efficiently, which could have an adverse effect on our financial condition, results of operations or cash flows. For example, our current ERP system may not be compatible with other systems that support desired functionality for our operations.

Initiatives to Upgrade Our Information Technology Infrastructure Involve Many Risks Which Could Result In, Among Other Things, Business Interruptions and Higher Costs

We regularly implement business process improvement initiatives to optimize our performance. Our current business process initiatives include, but are not limited to, plans to improve business results through standardization of business processes and technology that support our supply chain and go-to-market strategies through implementation of an integrated ERP software solution over the next few years. We may experience difficulties when we transition to new or upgraded systems and processes, including loss of data and decreases in productivity as our personnel become familiar with new systems. In addition, transitioning to new or upgraded systems requires significant capital investments and personnel resources. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt our operations and have a material adverse effect on our financial condition, results of operations or cash flows.

We expect implementation of this new information technology infrastructure to have a pervasive impact on our business processes and information systems across a significant portion of our operations, including our finance operations. As a result, we will experience significant changes in our internal controls over financial reporting as our implementation progresses. If we are unable to successfully implement this system, including harmonizing our systems, data and processes, our ability to process transactions accurately and efficiently may be affected, and any unsuccessful implementation could have a material adverse effect on our capital resources, financial condition, results of operations, or cash flows.

Our Results of Operations Could be Materially Harmed If We Are Unable to Accurately Match Supply Forecast with Consumer Demand for Our Products

Many factors may significantly affect demand for our products, including, among other things, economic conditions, fashion trends, consumer preferences and weather, making it difficult to accurately forecast demand for our products and our future results of operations. To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place a significant amount of orders for our products with independent factories prior to receiving our customers' orders, and we maintain an inventory of various products that we anticipate will be in greater demand. In addition, customers are generally allowed to cancel orders prior to shipment with sufficient notice.

Factors that could affect our ability to accurately forecast demand for our products include:

- Consumer acceptance of our products or changes in consumer demand for products of our competitors;
- Unseasonable weather conditions;
- Our reliance, for certain demand and supply planning functions, on manual processes and judgment that are subject to human error;
- Unanticipated changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers; and
- Weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products.

In some cases, our production orders may exceed actual demand, which could result in higher inventory levels. During periods of weak economic conditions we may experience a significant increase in the volume of order cancellations by our customers, including cancellations resulting from the bankruptcy, liquidation or contraction of certain customers' operations. We may not be able to sell all of the products we have ordered from independent factories or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices through discount direct-to-consumer channels, which could have a material adverse effect on our brand image, financial condition, results of operations or cash flows.

Conversely, if we underestimate demand for our products or if our independent factories are unable to supply products when we need them, we may experience inventory shortages. Inventory shortages may prevent us from fulfilling customer orders, delay shipments to customers, negatively affect customer relationships, result in increased costs to expedite production and delivery, and diminish our ability to build brand loyalty. Shipments delayed due to limited factory capacity or other factors could result in order cancellations by our customers, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Weather Conditions

Our business is adversely affected by unseasonable weather conditions. A significant portion of the sales of our products is dependent in part on the weather and are likely to decline in years in which weather conditions do not favor the use of these products. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring and summer, both of which occurred in 2011, may have a material adverse effect on our financial condition, results of operations or cash flows. Inventory accumulation by our wholesale customers resulting from unseasonable weather in one season generally negatively affect orders in future seasons, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our International Operations Involve Many Risks

We are subject to the risks generally associated with doing business internationally. These risks include the effects of foreign laws and regulations, changes in consumer preferences, foreign currency fluctuations, managing a diverse and widespread workforce, political unrest, terrorist acts, military operations, disruptions or delays in shipments, disease outbreaks, natural disasters and changes in economic conditions in countries in which we manufacture or sell products. These factors, among others, may affect our ability to sell products in international markets, our ability to manufacture products or procure materials, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business may be materially and adversely affected. As we expand our operations in geographic scope and product categories, we anticipate intellectual property disputes will increase, making it more expensive and challenging to establish and protect our intellectual property rights and to defend against claims of infringement by others.

In addition, many of our imported products are subject to duties, tariffs or other import limitations that affect the cost and quantity of various types of goods imported into the United States or into our other sales markets. Any country in which our products are produced or sold may eliminate, adjust or impose new import limitations, duties, anti-dumping penalties or other charges or restrictions, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May Have Additional Tax Liabilities

As a global company, we determine our income tax liability in various competing tax jurisdictions based on an analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future actions of the local tax authorities. These determinations are the subject of periodic domestic and foreign tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our financial condition, results of operations or cash flows. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements.

We earn a significant amount of our operating income from outside the U.S., and any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for the company. If we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings or other internal or external sources, we may experience unfavorable tax and earnings consequences as a result of cash transfers. These adverse consequences would occur, for example, if the transfer of cash into the United States is taxed and no offsetting foreign tax credit is available to offset the U.S. tax liability, resulting in lower earnings. Furthermore, foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes that foreign governments require for international cash transfers may delay or otherwise limit our internal cash transfers from time to time.

We Operate in Very Competitive Markets

The markets for apparel, footwear, accessories and equipment are highly competitive, as are the markets for our licensed products. In each of our geographic markets, we face significant competition from global and regional branded apparel, footwear, accessories and equipment companies.

Retailers who are our customers often pose our most significant competitive threat by marketing apparel, footwear and equipment under their own private labels. For example, in the United States, several of our largest customers have developed significant private label brands during the past decade that compete directly with our products. These retailers have assumed an increasing degree of inventory risk in their private label products and, as a result, may first cancel advance orders with us in order to manage their own inventory levels downward during weak economic cycles.

We also compete with other companies for the production capacity of independent factories that manufacture our products and for import capacity. Many of our competitors are significantly larger than we are and have substantially greater financial, distribution, marketing and other resources, more stable manufacturing resources and greater brand strength than we have. In addition, when our competitors combine operations through mergers, acquisitions or other transactions, their competitive strength may increase.

Increased competition may result in reduced access to production capacity, reductions in display areas in retail locations, reductions in sales, or reductions in our profit margins, any of which may have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by the Financial Health of our Customers

Sluggish economies and consumer uncertainty regarding future economic prospects in our key markets have had an adverse effect on the financial health of our customers, some of whom have filed or may file for protection under bankruptcy laws, which may in turn have a material adverse effect on our results of operations and financial condition. We extend credit to our customers based on an assessment of the customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation or reduced availability of credit insurance coverage when dealing with financially ailing retailers or retailers struggling with economic uncertainty. Some of our significant wholesale customers have liquidated or reorganized, while others have had financial difficulties in the past and have recently experienced tightened credit markets and sales declines and reduced profitability, which in turn has an adverse effect on our business. We may reduce our level of business with customers experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Global Credit Market Conditions

Economic downturns and economic uncertainty generally affect global credit markets. Our vendors, customers and other participants in our supply chain may require access to credit markets in order to do business. Credit market conditions may slow our collection efforts as customers find it more difficult to obtain necessary financing, leading to higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense. Credit conditions may impair our vendors' ability to finance the purchase of raw materials or general working capital needs to support our production requirements, resulting in a delay or non-receipt of inventory shipments during key seasons.

Historically we have limited our reliance on debt to finance our working capital, capital expenditures and investing activity requirements. We expect to fund our future capital expenditures with existing cash, expected operating cash flows and credit facilities, but if the need arises to finance additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

We May be Adversely Affected by Retailer Consolidation

When our wholesale customers combine their operations through mergers, acquisitions, or other transactions, their consolidated order volume may decrease while their bargaining power and the competitive threat they pose by marketing products under their own private labels may increase. Some of our significant customers have consolidated their operations in the past, which in turn has had a negative effect on our business. Future retailer consolidations could have a material adverse effect on our financial condition, results of operations or cash flows.

We Rely on Technical Innovation and Functional Design to Compete in the Market for our Products

Technical innovation and functional design is essential to distinguish our products in the marketplace and achieve commercial success. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of chemistry, biochemistry, engineering, industrial design, electronics and related fields, guided by consumer feedback, to develop and test innovative performance products. Although we are committed to designing innovative and functional products that deliver relevant performance benefits to consumers who participate in a wide range of competitive and recreational outdoor activities, if we fail to introduce technical innovation in our products that address consumers' performance expectations, demand for our products could decline.

As we strive to achieve technical innovations, we face a greater risk of inadvertent infringements of third party rights or compliance issues with regulations applicable to products with technical innovations such as electrical components. In addition, technical innovations often involve more complex manufacturing processes. More complex manufacturing processes may lead to higher instances of quality issues, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems. Failure to successfully bring to market technical innovations in our product lines could have a material adverse effect on our financial condition, results of operations or cash flows.

We Face Risks Associated with Consumer Preferences and Fashion Trends

Changes in consumer preferences or consumer interest in outdoor activities may have a material adverse effect on our business. In addition, changes in fashion trends may have a greater impact than in the past as we expand our offerings to include more product categories in more geographic areas, particularly with the Sorel brand. We also face risks because our business requires us and our customers to anticipate consumer preferences. Our decisions about product designs often are made far in advance of consumer acceptance. Although we try to manage our inventory risk through early order commitments by retailers, we must generally place a significant portion of our seasonal production orders with our independent factories before we have received all of a season's orders, and orders may be cancelled by customers before shipment. If we or our customers fail to anticipate and respond to consumer preferences, we may have lower sales, excess inventories and lower profit margins, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Use and Protection of Intellectual Property Rights

Our registered and common law trademarks and our patented or patent-pending designs and technologies have significant value and are important to our ability to differentiate our products from those of our competitors' and to create and sustain demand for our products. We also place significant value on our trade dress, the overall appearance and image of our products. From time to time, we discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. Counterfeiting activities typically increase as brand recognition increases, especially in markets outside the United States. Increased instances of counterfeit manufacture and sales may adversely affect our sales and our brand and result in a shift of consumer preference away from our products. The actions we take to establish and protect trademarks and other proprietary rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In markets outside of the United States, it may be more difficult for us to establish our proprietary rights and to successfully challenge use of those rights by other parties. We also license our proprietary rights to third parties. Failure to choose appropriate licensees and licensed product categories may dilute or harm our brand image. In addition to our own intellectual property rights, many of the intellectual property rights in the technology, fabrics and processes used to manufacture our products are generally owned or controlled by our suppliers and are generally not unique to us. In those cases, we may not be able to adequately protect our products or differentiate their performance characteristics and fabrications from those of our competitors. Actions or decisions in the management of our intellectual property portfolio may affect the strength of our brands, which may in turn have a material adverse effect on our financial condition, results of operations or cash flows.

Although we have not been materially inhibited from selling products in connection with patent, trademark and trade dress disputes, as we focus on innovation in our product lines, extend our brands into new product categories and expand the geographic scope of our marketing, we may become subject to litigation based on allegations of infringement of intellectual property rights of third parties, including third party trademark, copyright and patent rights. An increasing number of our products include technologies and/or designs for which we have obtained or applied for patent protection. Failure to successfully obtain and maintain patents on these innovations could negatively affect our ability to market and sell our products. Future litigation also may be necessary to defend against such claims or to enforce and protect our intellectual property rights. Intellectual property litigation may be costly and may divert management's attention from the operation of our business. Adverse determinations in any litigation may result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms, if at all. Any of these outcomes may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Distribution Facilities

Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies depends on the proper operation of our existing distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In the United States, we rely primarily on our distribution centers in Portland, Oregon and Robards, Kentucky; in Canada, we rely primarily on our distribution facilities in Strathroy, Ontario; in Europe, we rely primarily on our distribution center in Cambrai, France; in Japan, we rely primarily on a third-party logistics distribution provider in Tokyo; and in Korea, we rely primarily on leased distribution facilities near Seoul that we manage and operate.

Our distribution facilities in the United States and France are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions, and other system failures. Risks associated with upgrading or expanding these facilities may significantly disrupt or increase the cost of our operations. For example, in addition to supporting our traditional wholesale business, our existing distribution facilities have been modified to enable them to also support our new e-commerce sales in the United States. Failure to successfully maintain and update these modifications could disrupt our wholesale and e-commerce shipments and may have a material adverse effect on our financial condition, results of operations or cash flows.

The fixed costs associated with owning, operating and maintaining these large, highly-automated distribution centers in the United States and France during a period of economic weakness or declining sales could result in lower operating efficiencies and financial deleverage. This fixed cost structure may make it difficult for us to maintain profitability if sales volumes decline for an extended period of time and could have a material adverse effect on our financial condition, results of operations or cash flows.

Our distribution facilities may also be interrupted by disasters, such as earthquakes (which are known to occur in the Northwestern United States and Japan), tornadoes or fires. We maintain business interruption insurance, but it may not adequately protect us from the adverse effect that may be caused by significant disruptions in our distribution facilities.

We May be Adversely Affected by Currency Exchange Rate Fluctuations

Although the majority of our product purchases are denominated in U.S. dollars, the cost of these products may be affected by the relative changes in the value of the local currency of the manufacturer. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Because the functional currency of many of our subsidiaries is not the U.S. dollar, we are exposed to potentially material gains or losses from the remeasurement of U.S. dollar monetary transactions into the respective functional currencies. Currency exchange rate fluctuations may also disrupt the business of the independent factories that produce our products by making their purchases of raw materials more expensive and more difficult to finance. As a result, currency fluctuations may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Investments May be Adversely Affected by Market Conditions

Our investment portfolio is subject to a number of risks and uncertainties. Changes in market conditions, such as those that accompany an economic downturn or economic uncertainty, may negatively affect the value and liquidity of our investment portfolio, perhaps significantly. Our ability to find diversified investments that are both safe and liquid and that provide a reasonable return may be impaired, resulting in lower interest income, less diversification, longer investment maturities and/or higher other-than-temporary impairments.

We May be Adversely Affected by Labor Disruptions

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at independent factories where our goods are produced, shipping ports, transportation carriers, retail stores or distribution centers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing and importing seasons, and may have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation, and reduced revenues and earnings.

We Depend on Key Suppliers

Some of the materials that we use may be available from only one source or a very limited number of sources. For example, some specialty fabrics are manufactured to our specification by one source or a few sources, and a single vendor supplies substantially all of the zippers used in our products. From time to time, we have difficulty satisfying our raw material and finished goods requirements. Although we believe that we can identify and qualify additional independent factories to produce these materials as necessary, there are no guarantees that additional independent factories will be available. In addition, depending on the timing, any changes in sources or materials may result in increased costs or production delays, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Key Personnel

Our future success will depend in part on the continued service of key personnel and our ability to attract, retain and develop key managers, designers, sales people and others. We face intense competition for these individuals worldwide, and there is a significant concentration of well-funded apparel and footwear competitors in and around our headquarters in Portland, Oregon. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Business Is Affected by Seasonality

Our business is affected by the general seasonal trends common to the outdoor industry. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season. Our annual net sales are weighted more heavily toward the fall/winter season, while our operating expenses are more equally distributed throughout the year. As a result, the majority, and sometimes all, of our operating profits are generated in the second half of the year. The expansion of our direct-to-consumer operations and sales growth in our winter footwear business (both Sorel and Columbia brands) has increased the proportion of sales and profits that we generate in the fourth calendar quarter. This seasonality, along with other factors that are beyond our control and that are discussed elsewhere in this section, may adversely affect our business and cause our results of operations to fluctuate. As a result, our profitability may be materially affected if management is not able to timely adjust expenses in reaction to adverse events such as unfavorable weather, weak consumer spending patterns or unanticipated levels of order cancellations. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our Products Are Subject to Increasing Product Regulations and We Face Risks of Product Liability and Warranty Claims

Our products are subject to increasingly stringent and complex domestic and foreign product labeling and performance and safety standards, laws and other regulations. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in a delay, non-delivery or mandated recall or destruction of inventory shipments during key seasons or in other financial penalties. Significant or continuing noncompliance with these standards and laws could harm our reputation and, as a result, could have a material adverse effect on our financial condition, results of operations or cash flows.

Our products are used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims in the future, resulting from the alleged failure of our products, could have a material adverse effect on our financial condition, results of operations or cash flows. Some of our products carry warranties for defects in quality and workmanship. We maintain a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve, which may also have a material adverse effect on our financial condition, results of operations or cash flows.

Our Common Stock Price May Be Volatile

The price of our common stock has fluctuated substantially since our initial public offering. Our common stock is traded on the NASDAQ Global Select Market. Factors such as general market conditions, fluctuations in financial results, variances from financial market expectations, changes in earnings estimates or recommendations by analysts, or announcements by us or our competitors may cause the market price of our common stock to fluctuate, perhaps substantially.

Insiders Control a Majority of Our Common Stock and May Sell Shares

Three related shareholders, Timothy Boyle, Gertrude Boyle and Sarah Bany, beneficially own a majority of our common stock. As a result, if acting together, they can effectively control matters requiring shareholder approval without the cooperation of other shareholders. Shares held by these three insiders are available for resale, subject to the requirements of, and the rules under, the Securities Act of 1933 and the Securities Exchange Act of 1934. The sale or the prospect of the sale of a substantial number of these shares may have an adverse effect on the market price of our common stock.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Following is a summary of principal properties owned or leased by us.

Corporate Headquarters:
Portland, Oregon (1 location)—owned
U.S. Distribution Facilities:
Portland, Oregon (1 location)—owned
Robards, Kentucky (1 location)—owned
Canadian Operation and Distribution Facilities:
Strathroy, Ontario (2 locations)—1 owned, 1 leased (1)
London, Ontario (1 location)—owned (2)

Europe Headquarters:
Geneva, Switzerland (1 location)—leased (3)
Europe Administrative Operation:
Strasbourg, France (1 location)—owned
Europe Distribution Facility:
Cambrai, France (1 location)—owned

(1) Lease expires in June 2014.
(2) Acquired December 2011 for future Canadian headquarters and distribution.
(3) Lease expires in June 2020.

In addition, as of December 31, 2011, we leased over 100 locations globally for the operation of our branded and outlet retail stores. We also have several leases globally for office space, warehouse facilities, storage space, vehicles and equipment, among other things. See Note 13 of Notes to Consolidated Financial Statements for further lease-related disclosures.

Item 3. *LEGAL PROCEEDINGS*

The Company is involved in litigation and various legal matters arising in the normal course of business, including matters related to employment, retail, intellectual property and various regulatory compliance activities. The Company has considered facts related to legal and regulatory matters and opinions of counsel handling these matters, and does not believe the ultimate resolution of these proceedings will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Item 4. *MINE SAFETY DISCLOSURES*

Not applicable.

Item 4A. *EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE REGISTRANT*

The following table sets forth information about our executive officers and certain key employees. All information is as of the date of the filing of this report.

Name	Age	Position
Gertrude Boyle	87	Chairman of the Board (1)
Timothy P. Boyle	62	President, Chief Executive Officer, Director (1)
Michael W. Blackford	43	Vice President of Global Innovation
Kerry W. Barnes	60	Vice President of Retail
Timothy C. Bartels	47	Vice President of Global Footwear Sales
Peter J. Bragdon	49	Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary (1)
Thomas B. Cusick	44	Senior Vice President of Finance and Chief Financial Officer (1)
Daniel A. Dougherty	59	Vice President of Global Distribution
Mitchell C. Fields	64	Vice President of Global Apparel Sales
James T. Gorman	64	Vice President of Footwear Manufacturing
Daniel G. Hanson	53	Vice President of Marketing
Lisa A. Kulok	46	Vice President of Global Marketplace Planning and Customer Operations
Michael W. McCormick	49	Executive Vice President of Global Sales and Marketing (1)
Adrienne L. Moser	50	Vice President of Apparel and Design
Mark J. Nenow	54	Vice President of Global Footwear Merchandising
Fredrick R. Pond	54	Vice President, Chief Information Officer
Susan G. Popp	56	Vice President of Global Human Resources
Bryan L. Timm	48	Executive Vice President and Chief Operating Officer (1)
William Tung	47	Vice President of Latin America/Asia Pacific, Direct and Distributor Sales
Patrick J. Werner	56	Vice President of Global Apparel Manufacturing
Paul E. Zaengle	40	Vice President of E-Commerce

(1) These individuals are considered Executive Officers of Columbia.

Gertrude Boyle has served as Chairman of the Board of Directors since 1983. Columbia was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Mrs. Boyle also served as our President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle's mother.

Timothy P. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the Board of Directors of Northwest Natural Gas Company and Craft Brewers Alliance, Inc. Mr. Boyle is Gertrude Boyle's son.

Michael W. Blackford joined Columbia in September 2005 as a Senior Apparel Designer and was promoted to Design Director of Men's Apparel & Equipment in May 2006. In February 2008 he was promoted to Director of Global Innovation and named Vice President of Global Innovation in August 2010. Prior to joining Columbia, Mr. Blackford held various positions in design, brand management and sourcing at Sierra Designs.

Kerry W. Barnes joined Columbia in January 2007 as Vice President of Retail. From 2001 to 2006, Mr. Barnes served as the Director of Retail Stores for adidas AG. From 1981 to 2001, Mr. Barnes held various retail positions at Foot Locker, Inc. including Director of Outlet Stores and Regional Vice President of the West Coast.

Timothy C. Bartels joined Columbia in July 2008 as Vice President of Global Footwear Sales. Mr. Bartels served as Vice President of Global Sales for Keen Footwear from 2006 to 2008 and Vice President of Sales for DC Shoes, Inc. (a division of Quiksilver, Inc.) from 2002 to 2006. From 1987 to 2002, Mr. Bartels held a variety of sales management and sales leadership roles at NIKE, Inc.

Peter J. Bragdon became Vice President and General Counsel, Secretary of Columbia in July 2004 and was named Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary in January 2010. From 1999 to January 2003, Mr. Bragdon served as Senior Counsel and Director of Intellectual Property for Columbia. Mr. Bragdon served as Chief of Staff in the Oregon Governor's office from January 2003 through June 2004. From 1993 to 1999, Mr. Bragdon was an attorney in the corporate securities and finance group at Stoel Rives LLP. Mr. Bragdon served as Special Assistant Attorney General for the Oregon Department of Justice for seven months in 1996.

Thomas B. Cusick joined Columbia in September 2002 as Corporate Controller, was named Vice President and Corporate Controller in March 2006, was named Vice President and Chief Accounting Officer in May 2008, was named Vice President, Chief Financial Officer and Treasurer in January 2009, and was named Senior Vice President, Chief Financial Officer and Treasurer in January 2010. Mr. Cusick delegated the Treasurer duties in 2011. From 1995 to 2002, Mr. Cusick worked for Cadence Design Systems (and OrCAD, a company acquired by Cadence in 1999), which operates in the electronic design automation industry, in various financial management positions. From 1990 to 1995, Mr. Cusick was an accountant with KPMG LLP.

Daniel A. Dougherty joined Columbia in December 1997 and was named Vice President of Global Distribution in October 2009. From 1989 to 1996, Mr. Dougherty worked for Glen Oaks Industries, Inc., where he served as Vice President of Distribution. Prior to that, Mr. Dougherty served as Vice President at both Fussell & Associates, Inc. and Burton & Associates, Inc.

Mitchell C. Fields joined Columbia in October 2006 as National Sales Manager of Men's Apparel and was named Vice President of Global Apparel Sales in June 2008. From 2002 to 2006, Mr. Fields served as Director of Sales for Callaway Golf Footwear. From 1984 to 2001, Mr. Fields held various sales management positions at NIKE, Inc. including Director of Sales for Nike Golf and Director of Replenishment.

James T. Gorman joined Columbia in October 2009 as Vice President Footwear Manufacturing. From 2001 to 2009, Mr. Gorman was President and Founder of Momentum Brand Group, LLC. From 1997 to 2000, Mr. Gorman served as President of PUMA North America, Inc., and from 1994 to 1997, Mr. Gorman served as CEO of Diadora America, Inc. From 1990 to 1993, Mr. Gorman was Senior Vice President Logistics for adidas AG, and from 1972 to 1990, Mr. Gorman held several key positions at NIKE, Inc., including Divisional Vice President.

Daniel G. Hanson joined Columbia in September 1989 and held various management positions in sales and marketing until 1996, when he became Director of Marketing Communications. In March 2006 Mr. Hanson was named Vice President of Marketing. From 1982 to 1989, Mr. Hanson worked for Helly Hansen AS, where he served as United States Marketing Manager from 1986 to 1989.

Lisa A. Kulok joined Columbia in February 2008 as Senior Director of Global Planning and was named Vice President of Global Marketplace Planning and Customer Operations in October 2009. From 1987 to 2007, Ms. Kulok held various leadership positions at NIKE, Inc., including USA Apparel Marketplace Planning Director and Director of Regional Planning.

Adrienne L. Moser joined Columbia in October 2009 as General Manager of Apparel Merchandising and was named Vice President of Apparel and Design in January 2012. From 2005 to 2008, Ms. Moser was a founding member of Nau, Inc., in Portland, Oregon, where she served as Chief Operating Officer and General Manager. From 1991 to 2005, Ms. Moser held several key positions at Patagonia, Inc. including General Merchandising Manager.

Michael W. McCormick joined Columbia in August 2006 as Vice President of Sales and was named Executive Vice President of Global Sales and Marketing in October 2008. From 2003 to 2006, Mr. McCormick served as Chief Marketing Officer for Golf Galaxy, Inc. From 2000 to 2002, Mr. McCormick served as Executive Vice President—Global Sales for Callaway Golf Company, and from 1992 to 2000, Mr. McCormick worked for NIKE, Inc. in various sales management positions, including Director of National Sales.

Mark J. Nenow joined Columbia in May 2007 as Vice President of Global Footwear Merchandising. From 2006 to 2007, Mr. Nenow served as Vice President of Global Footwear Merchandising at Brooks Sports. From 1995 to 2006, Mr. Nenow worked for NIKE, Inc., where he held various product line management positions in the running and outdoor categories. Prior to his footwear career, Mr. Nenow was a professional track and field athlete and held the American track record for the 10,000 meters from 1986 to 2003.

Fredrick R. Pond joined Columbia in April 2010 as Senior Director Global IT and was named Vice President and Chief Information Officer in November 2011. Prior to joining Columbia, Mr. Pond served as Chief Information Officer for the North Pacific Group from January 2006 to March 2010 and as Director of Information Services for the Schnitzer Group of Companies between March 1997 and December 2005.

Susan G. Popp joined Columbia in April 1997 as Human Resources Manager and was named Human Resources Director in May 2004. In March 2006, Ms. Popp was named Vice President of Global Human Resources. Prior to joining Columbia, Ms. Popp held various Human Resource positions, including at NIKE, Inc. from 1996 to 1997.

Bryan L. Timm joined Columbia in June 1997 as Corporate Controller and was named Chief Financial Officer in July 2002. In 2003 Mr. Timm was named Vice President, Chief Financial Officer and Treasurer and in October 2008 he was named Executive Vice President and Chief Operating Officer and continued to serve in the role of Chief Financial Officer until January 2009. From 1991 to 1997, Mr. Timm held various financial management positions for Oregon Steel Mills, Inc. From 1986 to 1991, Mr. Timm was an accountant with KPMG LLP. Mr. Timm is a member of the Board of Directors of Umpqua Holdings Corporation.

William Tung joined Columbia in September 2003 and was named Vice President of International Sales and Operations in December 2004. In October 2008, he was named Vice President of Latin America and Asia Pacific. From 2002 to 2003, Mr. Tung worked for The Body Shop International PLC as Regional Director of North Asia. He was employed by The Rockport Company from 1994 to 2002 where he served in a variety of capacities, most recently as Vice President of Europe. From 1991 to 1994, Mr. Tung worked for Prince Racquet Sports (a division of Benetton Sportsystems) as Sales and Marketing Manager of Asia-Pacific.

Patrick J. Werner joined Columbia in April 2004 as the Director of Apparel Sportswear Sourcing and was named Vice President of Global Apparel Manufacturing in November 2006. Prior to Columbia, Mr. Werner held several key apparel sourcing manufacturing compliance roles at NIKE, Inc., where he worked from 1981 until 2004.

Paul E. Zaengle joined Columbia in June 2008 as Senior Director, E-commerce and was named Vice President E-commerce in August 2010. Prior to joining Columbia, Mr. Zaengle served as Vice President, Interactive Technology at Polo Ralph Lauren where he led the strategy, technology, production and design efforts behind the award-winning Polo.com e-commerce and interactive marketing platforms. Prior to joining Polo in 2001, Mr. Zaengle held leadership positions in the technology services department at the City of Santa Clarita, California.

PART II

Item 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol "COLM." At February 17, 2012, we had approximately 409 shareholders of record.

Following are the quarterly high and low closing prices for our Common Stock for the years ended December 31, 2011 and 2010:

	HIGH	LOW	DIVIDENDS DECLARED
2011			
First Quarter	$64.99	$56.27	$0.20
Second Quarter	$70.45	$58.42	$0.22
Third Quarter	$65.63	$46.24	$0.22
Fourth Quarter	$55.36	$43.24	$0.22
2010			
First Quarter	$53.68	$39.22	$0.18
Second Quarter	$60.09	$46.67	$0.18
Third Quarter	$58.86	$44.43	$0.18
Fourth Quarter	$61.89	$51.61	$1.70

Our current dividend policy is dependent on our earnings, capital requirements, financial condition, restrictions imposed by our credit agreements, and other factors considered relevant by our Board of Directors. For various restrictions on our ability to pay dividends, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 8 of Notes to Consolidated Financial Statements.

Performance Graph

The line graph below compares the cumulative total shareholder return of our common stock with the cumulative total return of the Standard & Poor's ("S&P") 400 Mid-Cap Index and the Russell 3000 Textiles Apparel Manufacturers for the period beginning December 31, 2006 and ending December 31, 2011. The graph assumes that $100 was invested on December 31, 2006, and that any dividends were reinvested.

Historical stock price performance should not be relied on as indicative of future stock price performance.

Columbia Sportswear Company
Stock Price Performance
December 31, 2006—December 31, 2011



$140
$120
$100
$80
$60
$40
$20
$0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
Columbia Sportswear Co.
S&P 400 Mid-Cap Index
Russell 3000 Textiles Apparel Mfrs.

Total Return Analysis

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Columbia Sportswear Co.	$100.00	$ 79.94	$65.18	$73.37	$118.19	$ 92.61
S&P 400 Mid-Cap Index	$100.00	$107.97	$68.84	$94.57	$119.77	$117.68
Russell 3000 Textiles Apparel Mfrs.	$100.00	$ 76.73	$45.15	$64.00	$ 84.31	$ 94.38

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2011 through October 31, 2011	14,565	$46.32	14,565	$58,763,000
November 1, 2011 through November 30, 2011	—	—	—	58,763,000
December 1, 2011 through December 31, 2011	—	—	—	58,763,000

(1) Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2011, the Board of Directors has authorized the repurchase of up to $500,000,000 of the Company's common stock. As of December 31, 2011, the Company had repurchased 9,588,798 shares under this program for an aggregate purchase price of approximately $441,237,000. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

Item 6. *SELECTED FINANCIAL DATA*

Selected Consolidated Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2011 have been derived from our audited consolidated financial statements. The consolidated financial data should be read in conjunction with the Consolidated Financial Statements and accompanying Notes that appear elsewhere in this annual report and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$1,693,985	$1,483,524	$1,244,023	$1,317,835	$1,356,039
Net income	103,479	77,037	67,021	95,047	144,452
Per Share of Common Stock Data:					
Earnings per share:					
Basic	$ 3.06	$ 2.28	$ 1.98	$ 2.75	$ 4.00
Diluted	3.03	2.26	1.97	2.74	3.96
Cash dividends per share	0.86	2.24	0.66	0.64	0.58
Weighted average shares outstanding:					
Basic	33,808	33,725	33,846	34,610	36,106
Diluted	34,204	34,092	33,981	34,711	36,434

	December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Total assets	$1,382,542	$1,294,754	$1,212,883	$1,148,236	$1,166,481
Long-term obligations, net of current maturities	—	—	—	15	61

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This annual report, including Item 1 of Part I and Item 7 of Part II, contains forward-looking statements. Forward-looking statements include any statements related to our expectations regarding future performance or market position, including any statements regarding anticipated sales across markets, distribution channels and product categories, access to raw materials and factory capacity, financing and working capital requirements and resources and our exposure to market risk associated with interest rates and foreign currency exchange rates.

These forward-looking statements, and others we make from time to time, are subject to a number of risks and uncertainties. Many factors may cause actual results to differ materially from those projected in forward-looking statements, including the risks described above in Item 1A, Risk Factors. We do not undertake any duty either to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or expectations.

Our Business

As one of the largest outdoor apparel and footwear companies in the world, we design, source, market and distribute active outdoor apparel, footwear, accessories and equipment under the Columbia, Mountain Hardwear, Sorel and Montrail brands. Our products are sold through a mix of wholesale distribution channels, independent distributors, our own direct-to-consumer channels and licensees.

The popularity of outdoor activities, changing design trends and consumer adoption of innovative performance technologies affect consumer desire for our products. Therefore, we seek to drive, anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and creating persuasive and memorable marketing communications to generate consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Seasonality and Variability of Business

Our business is affected by the general seasonal trends common to the outdoor industry and is heavily dependent upon weather and discretionary consumer spending patterns. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season, while our operating costs are more equally distributed throughout the year. Since 2008, the expansion of our direct-to-consumer operations has increased the proportion of sales and profits that we generate in the fourth calendar quarter. As a result, our sales and profits tend to be highest in the third and fourth calendar quarters. In 2011, approximately 65 percent of our net sales and all of our profitability were realized in the second half of the year, illustrating our dependence upon sales results in the second half of the year, as well as the less seasonal nature of our operating costs.

We generally solicit orders from wholesale customers and independent distributors for the fall and spring seasons based on seasonal ordering deadlines that we establish to aid our efforts in planning manufacturing volumes to meet demand for each of our selling seasons.

We typically ship the majority of our advance fall season orders to wholesale customers and independent distributors beginning in June and continuing through November. Similarly, the majority of our advance spring season orders ship to wholesale customers and independent distributors beginning in December and continuing through May. Generally, orders are subject to cancellation prior to the date of shipment.

Results of operations in any period should not be considered indicative of the results to be expected for any future period, particularly in light of persistent volatility in economic conditions. Sales of our products are subject to substantial cyclical fluctuation, the effects of unseasonable weather conditions, and the continued popularity of outdoor activities as part of an active lifestyle in key markets. Volatile economic environments in key markets, coupled with inflationary cost pressures and input cost volatility, reduces the predictability of our business.

Business Outlook

The global business climate continues to present us with a great deal of uncertainty, making it more difficult to predict future results. Factors that could significantly affect our full year 2012 outlook include:

- Unseasonable weather conditions or other unforeseen factors affecting consumer demand and the resulting effect on order cancellations, reorders, direct-to-consumer sales and suppressed demand in subsequent seasons;
- Changes in mix and volume of full price sales in contrast with closeout product sales;
- Volatile input costs across our supply chain;
- Increased fixed costs to support growth and our multi-year business process, supply chain and information technology infrastructure investments and projects;
- Our ability to implement adequate cost containment measures in order to limit the growth of selling, general and administrative ("SG&A") expenses to a rate comparable to sales growth;
- Costs of expedited transportation;
- Lower incremental sales through our expanding direct-to-consumer operations;
- Changes in consumer spending activity; and
- Fluctuating currency exchange rates.

Like other branded consumer product companies, our business is heavily dependent upon discretionary consumer spending patterns. Continuing high levels of unemployment and concerns about potential increases in consumer prices in our key markets continue to pose significant challenges and risks.

Over the past several years we have made significant investments in our go-to-market process to position us for growth. Among other things we have:

- Sharpened our focus on product innovation;
- Built a multi-channel and multi-country direct-to-consumer platform, including expanded retail store and e-commerce operations;
- Refocused our marketing efforts behind new brand campaigns and media strategies for each of our major brands; and
- Restructured our sales organizations to build relationships with new partners and strengthen those with existing accounts.

We have made improvements to our operational processes, involving significant investments in initiatives to improve our information technology infrastructure and our enterprise data and information management, which are designed to improve operational flexibility and performance. These investments are the foundation for a multi-year implementation of a new global enterprise resource planning, or ERP, system that began in late 2010.

As a result of these continuing initiatives, we expect our SG&A expenses in 2012 to increase compared to 2011.

As our business model and strategies have evolved, management expects certain trends to continue to affect our business and operating results, including:

- A higher amount of fixed operating expenses to support, among other things, direct-to-consumer activities and our multi-year ERP implementation;
- A greater reliance on sales growth through the company's global direct-to-consumer platform; and
- Higher product input costs.

We expect the unseasonably warm weather in the northern hemisphere during the 2011 and 2012 winter season to subdue retailer confidence as they plan their orders for the Fall 2012 season. However, we remain firmly committed to investing in innovation, enhanced design, our direct-to-consumer platform and compelling marketing to elevate our brands and gain market share, and to investing in information technologies and process improvements to increase operational and supply chain efficiencies and profitability. We are currently implementing cost containment measures with the goal of limiting 2012 SG&A growth at a rate comparable to anticipated 2012 sales growth.

These factors and others may have a material effect on our financial condition, results of operations, or cash flows, particularly with respect to quarterly comparisons.

Results of Operations

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements and accompanying Notes that appear elsewhere in this annual report. All references to years relate to the calendar year ended December 31.

In 2011, we consolidated our categorical net sales reporting from four categories to two categories to better reflect product category management oversight and structure. Net sales within the new apparel, accessories and equipment product category consist of the combination of previously reported net sales of the outerwear, sportswear and accessories and equipment product categories. The footwear product categorical reporting remained unchanged. Previously reported product category net sales information for fiscal years 2010 and 2009 has been recast to reflect this change.

Highlights of the Year Ended December 31, 2011

- Net sales increased $210.5 million, or 14%, to $1,694.0 million in 2011 from $1,483.5 million in 2010. Changes in foreign currency exchange rates compared with 2010 contributed approximately three percentage points of benefit to the consolidated net sales comparison.
- Net income increased 34% to $103.5 million in 2011 from $77.0 million in 2010, and diluted earnings per share increased to $3.03 in 2011 compared to $2.26 in 2010.
- We paid cash dividends totaling $0.86 per share, or $29.1 million, in 2011, which included a 10% increase in the quarterly dividend to $0.22 per share from $0.20 per share in March 2011.

The following table sets forth, for the periods indicated, the percentage relationship to net sales of specified items in our Consolidated Statements of Operations:

	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	56.6	57.6	57.9
Gross profit	43.4	42.4	42.1
Selling, general and administrative expense	36.3	36.0	35.7
Net licensing income	1.0	0.6	0.7
Income from operations	8.1	7.0	7.1
Interest income, net	0.0	0.1	0.1
Income before income tax	8.1	7.1	7.2
Income tax expense	(2.0)	(1.9)	(1.8)
Net income	6.1%	5.2%	5.4%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Sales: Consolidated net sales increased $210.5 million, or 14%, to $1,694.0 million in 2011 from $1,483.5 million in 2010. Net sales increased across all geographic regions, in each product category and across all major brands. Changes in foreign currency exchange rates compared with 2010 contributed approximately three percentage points of benefit to the consolidated net sales comparison.

Sales by Geographic Region

Net sales by geographic region are summarized in the following table:

	Year Ended December 31,		
	2011	2010	% Change
	(In millions, except for percentage changes)		
United States	$ 948.0	$ 881.0	8%
LAAP	341.0	263.4	29%
EMEA	275.4	222.4	24%
Canada	129.6	116.7	11%
	$1,694.0	$1,483.5	14%

Net sales in the United States increased $67.0 million, or 8%, to $948.0 million in 2011 from $881.0 million in 2010. The increase in net sales in the United States by product category was led by apparel, accessories and equipment, followed by a net sales increase in footwear. The net sales increase by brand was led by the Columbia brand, followed by the Sorel brand and the Mountain Hardwear brand. The net sales increase by channel was primarily driven by our direct-to-consumer business, followed by our wholesale business. The increase in net sales in our direct-to-consumer business was driven by strong comparable store sales growth, increased e-commerce sales and the net addition of two outlet stores.

Net sales in the LAAP region increased $77.6 million, or 29%, to $341.0 million in 2011 from $263.4 million in 2010. Changes in foreign currency exchange rates contributed six percentage points of benefit to the LAAP net sales comparison. The net sales increase in the LAAP region by product category was primarily driven by a net sales increase in apparel, accessories and equipment, followed by a net sales increase in footwear. The LAAP net sales increase was concentrated in the Columbia brand and was led by Korea, followed by Japan and our LAAP distributor business. The increase in Korea net sales was primarily due to increased sales from existing stores, a greater number of retail stores operating during 2011 and the favorable effect of foreign currency exchange rates. The increase in Japan net sales was primarily the result of the favorable effect of foreign currency exchange rates and increased wholesale net sales. Net sales to our LAAP distributors increased due to increased demand in key distributor markets coupled with a higher percentage of spring 2012 advance orders shipping in the fourth quarter compared to the spring 2011 season.

Net sales in the EMEA region increased $53.0 million, or 24%, to $275.4 million in 2011 from $222.4 million in 2010. Changes in foreign currency exchange rates contributed four percentage points of benefit to the EMEA net sales comparison. The increase in net sales in the EMEA region by product category was led by footwear, followed by a net sales increase in apparel, accessories and equipment. The net sales increase by channel was led by our EMEA direct business, followed by our EMEA distributors. The increase in EMEA direct net sales was primarily driven by the Sorel brand, followed by the Columbia brand.

Net sales in Canada increased $12.9 million, or 11%, to $129.6 million in 2011 from $116.7 million in 2010. Changes in foreign currency exchange rates compared to 2010 contributed six percentage points of benefit to the Canada net sales comparison. By product category, the increase in net sales was led by apparel, accessories and equipment, followed by a net sales increase in footwear. By brand, the increase in net sales was led by the Columbia brand, followed by the Sorel and Mountain Hardwear brands. The increase in net sales was concentrated in our wholesale business.

Sales by Product Category

Net sales by product category are summarized in the following table:

	Year Ended December 31,		
	2011	2010	% Change
	(In millions, except for percentage changes)		
Apparel, Accessories and Equipment	$ 1,334.9	$ 1,213.3	10%
Footwear	359.1	270.2	33%
	$ 1,694.0	$ 1,483.5	14%

Net sales of apparel, accessories and equipments increased $121.6 million, or 10%, to $1,334.9 million in 2011 from $1,213.3 million in 2010. The increase in apparel, accessories and equipment net sales was primarily concentrated in the Columbia brand and was led by the LAAP region, followed by the United States, the EMEA region and Canada. The apparel, accessories and equipment net sales increase in the LAAP region was led by Korea, followed by our LAAP distributor business and Japan. The net sales increase in apparel, accessories and equipment in the United States was led by our direct-to-consumer business, partially offset by a net sales decrease in our wholesale business.

Net sales of footwear increased $88.9 million, or 33%, to $359.1 million in 2011 from $270.2 million in 2010. The increase in footwear net sales by brand was led by the Sorel brand, followed by the Columbia brand. The footwear net sales increase by region was led by the United States, followed by the EMEA region, the LAAP region and Canada. The net sales increase in footwear in the United States was primarily driven by our wholesale business, followed by our direct-to-consumer business. The footwear net sales increase in the EMEA region was primarily driven by our EMEA direct business, followed by our EMEA distributor business. The LAAP footwear net sales increase was led by Japan, followed by Korea and our LAAP distributor business.

Sales by Brand

Net sales by brand are summarized in the following table:

	Year Ended December 31,		
	2011	2010	% Change
	(In millions, except for percentage changes)		
Columbia	$1,391.5	$1,262.4	10%
Mountain Hardwear	142.3	121.9	17%
Sorel	150.3	89.7	68%
Other	9.9	9.5	4%
	$1,694.0	$1,483.5	14%

The net sales increase in 2011 compared to 2010 was led by the Columbia brand, followed by the Sorel and Mountain Hardwear brands. Columbia brand net sales increased in both product categories and across all regions, led by the LAAP region, followed by the United States, the EMEA region and Canada. Sorel brand net sales increased across all regions led by the EMEA region, followed by the United States, Canada, and the LAAP region. Mountain Hardwear net sales increased in three regions, led by the United States, the LAAP region and Canada, partially offset by a slight decline in the EMEA region.

Gross Profit: Gross profit as a percentage of net sales increased to 43.4% in 2011 from 42.4% in 2010, driven primarily by lower airfreight costs compared to 2010. Other factors favorably affecting gross margin included:

- Favorable foreign currency hedge rates; and
- A higher proportion of direct-to-consumer sales at higher gross margins;

partially offset by:

- Increased product costs;
- A higher proportion of close-out product sales; and
- An increased proportion of shipments to EMEA and LAAP distributors.

Our gross profit may not be comparable to those of other companies in our industry because some of these companies include all of the costs related to their distribution network in cost of sales while we, like many others, include these expenses as a component of SG&A expense.

Selling, General and Administrative Expense: SG&A expense includes all costs associated with our design, merchandising, marketing, distribution and corporate functions, including related depreciation and amortization.

SG&A expense increased $80.6 million, or 15%, to $614.7 million in 2011, from $534.1 million in 2010. The SG&A expense increase was primarily due to:

- The expansion of direct-to-consumer operations globally, including a net increase of $3.2 million in store impairment charges;
- Increased advertising expenses;
- Additions to staff and other expenses to support business initiatives and growth;
- Information technology initiatives, including our ERP implementation; and
- The unfavorable effect of foreign currency translation.

As a percentage of net sales, SG&A expense increased to 36.3% of net sales in 2011 from 36.0% of net sales in 2010. Depreciation and amortization included in SG&A expense totaled $42.9 million in 2011, compared to $37.8 million in 2010.

Net Licensing Income: Net licensing income increased $7.8 million, or 98%, to $15.8 million in 2011 from $8.0 million in 2010. The increase in net licensing income was primarily due to increased apparel and footwear licensing in the LAAP region, where a third party distributor is licensed to locally manufacture Columbia brand apparel and footwear for sale in local markets.

Interest Income, Net: Net interest income was $1.3 million in 2011, compared to $1.6 million in 2010. The decrease in interest income was primarily driven by lower average cash and investment balances and lower interest rates in 2011 compared to 2010. Interest expense was nominal in both 2011 and 2010.

Income Tax Expense: Income tax expense increased to $34.2 million in 2011 from $27.9 million in 2010. Our effective income tax rate decreased to 24.8% from 26.6% in 2010, primarily because we earned a higher proportion of our income from foreign jurisdictions with tax rates that are generally lower than the U.S. tax rate.

Net Income: Net income increased $26.4 million, or 34%, to $103.5 million in 2011 from $77.0 million in 2010. Diluted earnings per share was $3.03 in 2011 compared to $2.26 in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales: Consolidated net sales increased $239.5 million, or 19%, to $1,483.5 million in 2010 from $1,244.0 million in 2009. Net sales increased across all geographic regions, in each product category and across all major brands. Changes in foreign currency exchange rates compared with 2009 contributed approximately one percentage point of benefit to the consolidated net sales comparison.

Sales by Geographic Region

Net sales by geographic region are summarized in the following table:

	Year Ended December 31,		
	2010	2009	% Change
	(In millions, except for percentage changes)		
United States	$ 881.0	$ 736.9	20%
LAAP	263.4	203.2	30%
EMEA	222.4	197.4	13%
Canada	116.7	106.5	10%
	$1,483.5	$1,244.0	19%

Net sales in the United States increased $144.1 million, or 20%, to $881.0 million in 2010 from $736.9 million in 2009. The increase in net sales in the United States by product category was led by outerwear, followed by sportswear, footwear and accessories and equipment. The net sales increase by channel was led by our wholesale business, followed by our direct-to-consumer business. The increase in net sales in our wholesale business was primarily concentrated in the Columbia brand resulting from improved economic conditions compared to the same period in 2009 and stronger advance orders. The net sales increase in our direct-to-consumer business was primarily concentrated in the Columbia brand and was driven by increased sales within existing stores, increased sales through our Columbia and Sorel brand e-commerce sites, which were launched in the third and fourth quarter of 2009, respectively, incremental sales from our Mountain Hardwear brand e-commerce site which was launched in the third quarter of 2010, and an increase in the number of retail stores, with 4 more retail stores operating at December 31, 2010 than at December 31, 2009.

Net sales in the LAAP region increased $60.2 million, or 30%, to $263.4 million in 2010 from $203.2 million in 2009. Changes in foreign currency exchange rates contributed seven percentage points of benefit to the LAAP net sales comparison. The net sales increase in the LAAP region by product category was led by sportswear, followed by outerwear, footwear and accessories and equipment. The LAAP net sales increase was primarily concentrated in the Columbia brand and was led by Korea, followed by Japan and our LAAP distributor business. The increase in Korea net sales was primarily due to increased sales from existing stores, the favorable effect of foreign currency exchange rates and a greater number of retail stores operating during 2010. The increase in Japan net sales was primarily the result of the favorable effect of foreign currency exchange rates, increased wholesale net sales to the sporting goods channel and continued growth in our direct-to-consumer business. Net sales to our LAAP distributors increased due to improved macro-economic conditions in certain distributor markets, increased advance orders for both the Spring and Fall seasons, as well as a shift in the timing of shipments as a higher percentage of spring 2011 shipments occurred in the fourth quarter of 2010, while a higher percentage of spring 2010 shipments occurred in the first quarter of 2010.

Net sales in the EMEA region increased $25.0 million, or 13%, to $222.4 million in 2010 from $197.4 million in 2009. Changes in foreign currency exchange rates compared to 2009 negatively affected the net sales comparison by four percentage points. The increase in net sales in the EMEA region by product category was led by footwear, followed by sportswear, outerwear and accessories and equipment. The net sales increase by channel was led by EMEA distributors, followed by our EMEA direct business. The increase in net sales to EMEA distributors was partially the result of improved macro-economic conditions in Russia, coupled with a shift in the timing of shipments as a higher percentage of spring 2011 shipments occurred in the fourth quarter of 2010, while a higher percentage of spring 2010 shipments occurred in the first quarter of 2010. The increase in EMEA direct net sales was primarily the result of increased net sales of Sorel-branded footwear.

Net sales in Canada increased $10.2 million, or 10%, to $116.7 million in 2010 from $106.5 million in 2009. Changes in foreign currency exchange rates compared to 2009 contributed eight percentage points of benefit to the Canada net sales comparison.

Sales by Product Category

Net sales by product category are summarized in the following table:

	Year Ended December 31,		
	2010	**2009**	**% Change**
	(In millions, except for percentage changes)		
Apparel, accessories and equipment	$1,213.3	$1,029.4	18%
Footwear	270.2	214.6	26%
	$1,483.5	$1,244.0	19%

Net sales of apparel, accessories and equipment increased $183.9 million, or 18%, to $1,213.3 million in 2010 from $1,029.4 million in 2009. The increase in apparel, accessories and equipment net sales was primarily concentrated in the Columbia brand and was led by the United States, followed by the LAAP region, Canada and the EMEA region. The net sales increase in apparel, accessories and equipment in the United States was led by our wholesale business, followed by our direct-to-consumer business. The apparel, accessories and equipment net sales increase in the LAAP region was led by Korea, followed by Japan and our LAAP distributor business.

Net sales of footwear increased $55.6 million, or 26%, to $270.2 million in 2010 from $214.6 million in 2009. The increase in footwear net sales by brand was led by the Sorel brand, followed by the Columbia brand. The footwear net sales increase by region was led by the United States, followed by the EMEA region, the LAAP region and Canada. The net sales increase in footwear in the United States was led by our wholesale business, followed by our direct-to-consumer business. The footwear net sales increase in the EMEA region was led by our EMEA direct business, followed by our EMEA distributor business. The LAAP footwear net sales increase was led by our LAAP distributor business, followed by Korea and Japan.

Sales by Brand

Net sales by brand are summarized in the following table:

	Year Ended December 31,		
	2010	**2009**	**% Change**
	(In millions, except for percentage changes)		
Columbia	$ 1,262.4	$ 1,072.5	18%
Mountain Hardwear	121.9	100.5	21%
Sorel	89.7	60.6	48%
Other	9.5	10.4	(9)%
	$ 1,483.5	$ 1,244.0	19%

The net sales increase by brand in 2010 compared to 2009 was primarily concentrated in the Columbia brand, followed by the Sorel and Mountain Hardwear brands. The Columbia brand net sales increased across all product categories, led by sportswear, followed by outerwear, footwear and accessories and equipment. The Columbia brand net sales increased across all regions led by the United States, followed by the LAAP region, the EMEA region and Canada.

Gross Profit: Gross profit as a percentage of net sales increased to 42.4% in 2010 from 42.1% in 2009. Gross profit margins expanded primarily due to a higher volume of direct-to-consumer sales at higher gross margins, improved gross margins on close-out product sales and favorable foreign currency hedge rates, largely offset by increased costs to expedite production and delivery of fall 2010 orders to wholesale customers.

Selling, General and Administrative Expense: SG&A expense increased $89.4 million, or 20%, to $534.1 million in 2010 from $444.7 million in 2009. The SG&A expense increase was primarily due to:

- Increased global personnel costs resulting from the continued internalization of our sales organization in the United States, the EMEA region and Canada, additional personnel to support our growth initiatives, reinstatement of personnel and benefit programs that were curtailed or postponed in 2009, and higher incentive compensation;
- Incremental expenses to support our expanded direct-to-consumer businesses in the United States, the EMEA region and Canada;
- Expenses associated with various initiatives to improve our information technology infrastructure, including increased costs associated with our multi-year global ERP implementation; and
- Increased advertising expense.

As a percentage of net sales, SG&A expense increased to 36.0% of net sales in 2010 from 35.7% of net sales in 2009. Depreciation and amortization included in SG&A expense totaled $37.8 million in 2010, compared to $35.5 million in 2009.

Net Licensing Income: Net licensing income decreased $0.4 million, or 5%, to $8.0 million in 2010 from $8.4 million in 2009. The decrease in net licensing income was primarily due to decreased net licensing income in our socks category in the United States, as we began directly producing this formerly licensed category. The decrease in our U.S. licensing business was partially offset by increased apparel and footwear net licensing income in the LAAP region.

Interest Income, Net: Net interest income was $1.6 million in 2010, compared to $2.1 million in 2009. The decrease in interest income was primarily driven by lower interest rates in 2010 compared to 2009. Interest expense was nominal in both 2010 and 2009.

Income Tax Expense: Income tax expense increased to $27.9 million in 2010 from $22.8 million in 2009. This increase resulted from higher income before tax as well as an increase in our effective income tax rate to 26.6% in 2010, compared to 25.4% in 2009. Our effective tax rates in 2010 and 2009 were reduced by the recognition of tax benefits associated with the favorable resolution of uncertain tax positions, foreign tax credits and non-U.S. income generally taxed at lower tax rates.

Net Income: Net income increased $10.0 million, or 15%, to $77.0 million in 2010 from $67.0 million in 2009. Diluted earnings per share was $2.26 in 2010, compared to $1.97 in 2009.

Liquidity and Capital Resources

Our primary ongoing funding requirements are for working capital, investing activities associated with the expansion of our global operations and general corporate needs. At December 31, 2011, we had total cash and cash equivalents of $241.0 million compared to $234.3 million at December 31, 2010. In addition, we had short-term investments of $2.9 million at December 31, 2011 compared to $68.8 million at December 31, 2010. At December 31, 2011, approximately 29% of our cash and short-term investments were held by our foreign subsidiaries where a repatriation of those funds to the United States would likely result in a significant tax expense to the Company. However, based on the capital and liquidity needs of our foreign operations, as well as the status of current tax law, it is our intent to indefinitely reinvest these funds outside the United States. In addition, our United States operations do not require the repatriation of these funds to meet our currently projected liquidity needs.

2011 compared to 2010

Net cash provided by operating activities was $63.8 million in 2011 compared to $23.5 million in 2010. The increase in cash provided by operating activities was primarily due to increased income from operations, combined with a reduction in the rate of growth of accounts receivable and inventory; partially offset by a reduction in the rate of growth of accounts payable and accrued liabilities, an increase in prepaid expenses and an increase in income taxes paid compared to 2010.

Net cash used in investing activities was $12.5 million in 2011 compared to $91.2 million in 2010. For 2011, net cash used in investing activities primarily consisted of $78.4 million for capital expenditures, partially offset by $65.7 million for net sales of short-term investments. For 2010, net cash used in investing activities primarily consisted of $46.1 million for net purchases of short-term investments, $28.8 million for capital expenditures and $16.3 million for acquisitions.

Net cash used in financing activities was $39.2 million in 2011 compared to $82.3 million in 2010. For 2011, net cash used in financing activities primarily consisted of dividend payments of $29.1 million and the repurchase of common stock at an aggregate price of $20.0 million, partially offset by net proceeds of $8.0 million from the issuance of common stock. For 2010, net cash used in financing activities primarily consisted of dividend payments of $75.4 million, including a $50.5 million special dividend paid in December 2010, and the repurchase of common stock at an aggregate price of $13.8 million, partially offset by net proceeds of $6.5 million from the issuance of common stock.

2010 compared to 2009

Net cash provided by operating activities was $23.5 million in 2010 compared to $214.4 million in 2009. The decrease in cash provided by operating activities was primarily the result of increases in inventory and accounts receivable in 2010 compared to decreases in accounts receivable and inventory in 2009, partially offset by increases in accounts payable and accrued liabilities in 2010 compared to a net decrease in accounts payable and accrued liabilities in 2009. The increase in inventory was due to a larger volume of excess fall 2010 inventory designated for sale primarily through our own outlet retail stores compared to fall 2009 inventory, earlier receipt of spring 2011 inventory compared to spring 2010 inventory, increased 2010 replenishment inventory compared to 2009 and incremental inventory to support increased direct-to-consumer sales. The increase in accounts receivable was in line with the 19% increase in net sales and was also due to an increase in close-out product sales and shipment of spring 2011 advance orders close to the end of the 2010 period.

Net cash used in investing activities was $91.2 million in 2010 compared to net cash used in investing activities of $33.2 million in 2009. For the 2010 period, net cash used in investing activities primarily consisted of $46.1 million for the net purchases of short-term investments, $28.8 million for capital expenditures and $16.3 million for acquisitions. For the 2009 period, net cash used in investing activities primarily consisted of capital expenditures of $33.1 million.

Net cash used in financing activities was $82.3 million in 2010 compared to $29.6 million in 2009. For the 2010 period, net cash used in financing activities primarily consisted of dividend payments of $75.4 million, including a $50.5 million special dividend paid in December 2010, and the repurchase of common stock at an aggregate price of $13.8 million, partially offset by proceeds from issuance of common stock of $6.5 million. For the 2009 period, net cash used in financing activities included dividend payments of $22.3 million and the repurchase of common stock at an aggregate price of $7.4 million.

We have an unsecured, committed $125.0 million revolving line of credit available to fund our domestic working capital requirements. At December 31, 2011, no balance was outstanding under this line of credit and we were in compliance with all associated covenants. Internationally, our subsidiaries have local currency operating lines of credit in place guaranteed by the parent company with a combined limit of approximately $89.7 million at December 31, 2011, of which $3.2 million is designated as a European customs guarantee. At December 31, 2011, no balance was outstanding under these lines of credit.

We expect to fund our future capital expenditures with existing cash, operating cash flows and credit facilities. If the need arises, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our operations are affected by seasonal trends typical in the outdoor apparel industry, and have historically resulted in higher sales and profits in the third and fourth calendar quarters. This pattern has resulted primarily from the timing of shipments of fall season products to wholesale customers and proportionally higher sales from our direct-to-consumer operations in the fourth quarter. We believe that our liquidity requirements for at least the next 12 months will be adequately covered by existing cash, cash provided by operations and existing short-term borrowing arrangements.

The following table presents our estimated contractual commitments (in thousands):

	Year ended December 31,						
	2012	2013	2014	2015	2016	Thereafter	Total
Inventory purchase obligations (1) ...	$351,854	$ —	$ —	$ —	$ —	$ —	$351,854
Operating leases (2)	38,773	35,060	29,819	26,892	25,254	94,892	250,690

(1) See *Inventory Purchase Obligations* in Note 13 of Notes to Consolidated Financial Statements.

(2) See *Operating Leases* in Note 13 of Notes to Consolidated Financial Statements.

We have recorded liabilities for net unrecognized tax benefits related to income tax uncertainties in our Consolidated Balance Sheet at December 31, 2011 of approximately $15.4 million; however, they have not been included in the table above because we are uncertain about whether or when these amounts may be settled. See Note 10 of Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position and results of operations are routinely subject to a variety of risks. These risks include risks associated with global financial and capital markets, primarily currency exchange rate risk and, to a lesser extent, interest rate risk and equity market risk. We regularly assess these risks and have established policies and business practices designed to mitigate the effect of these risks. We do not engage in speculative trading in any financial or capital market.

Our primary currency exchange rate risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. We focus on mitigating changes in functional currency equivalent cash flows resulting from anticipated U.S. dollar denominated inventory purchases by subsidiaries that use European euros, Canadian dollars, Japanese yen or Korean won as their functional currency. We manage this risk primarily by using currency forward and option contracts. Additionally, we use foreign currency forward and option contracts to hedge net balance sheet exposures related primarily to intercompany transactions and borrowing arrangements.

The net fair value of our derivative contracts was favorable by approximately $4.5 million at December 31, 2011. A 10% exchange rate change in the euro, Canadian dollar, yen and won against the U.S. dollar would have resulted in the net fair value declining by approximately $17.0 million at December 31, 2011. A 10% exchange rate change in the yen and won against the euro would have resulted in the net fair value declining approximately $4.2 million at December 31, 2011. Changes in fair value resulting from foreign exchange rate fluctuations would be substantially offset by the change in value of the underlying hedged transactions.

Our negotiated credit facilities generally charge interest based on a benchmark rate such as the London Interbank Offered Rate ("LIBOR"). Fluctuations in short-term interest rates cause interest payments on drawn amounts to increase or decrease. At December 31, 2011, our credit facilities did not have an outstanding balance.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make various estimates and assumptions that affect reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the estimates and assumptions involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies and estimates. Because of the uncertainty inherent in these matters, actual results may differ from the estimates we use in applying these critical accounting policies. We base our ongoing estimates on historical experience and various other assumptions that we believe to be important in the circumstances. Many of these critical accounting policies affect working capital account balances, including the policy for revenue recognition, the allowance for doubtful accounts, the provision for potential excess, closeout and slow moving inventory, product warranty, income taxes and stock-based compensation.

Management regularly discusses with our Audit Committee each of our critical accounting estimates, the development and selection of these accounting estimates, and the disclosure about each estimate in Management's Discussion and Analysis of Financial Condition and Results of Operations. These discussions typically occur at our quarterly Audit Committee meetings and include the basis and methodology used in developing and selecting these estimates, the trends in and amounts of these estimates, specific matters affecting the amount of and changes in these estimates, and any other relevant matters related to these estimates, including significant issues concerning accounting principles and financial statement presentation.

Revenue Recognition

We record wholesale, e-commerce and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer. Title generally passes upon shipment to or upon receipt by the customer depending on the terms of sale with the customer. Retail store revenues are recorded at the time of sale.

Where title passes upon receipt by the customer, predominantly in our European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, we estimate the date of receipt by the customer based on historical and expected delivery times by geographic location. We periodically test the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to five days. To date, we have found these estimates to be materially accurate.

At the time of revenue recognition, we also provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims, as well as events and circumstances that indicate changes to historical rates of returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates of the collectability of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and we make judgments about the creditworthiness of customers based on ongoing credit evaluations. We analyze specific customer accounts, customer concentrations, credit insurance coverage, standby letters of credit, current economic trends, and changes in customer payment terms. Continued uncertainty in credit and market conditions may slow our collection efforts if customers experience difficulty accessing credit and paying their obligations, leading to higher than normal accounts receivable and increased bad debt expense. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our consolidated financial position, results of operations or cash flows. If the financial condition of our customers deteriorates and results in their inability to make payments, a larger allowance may be required. If we determine that a smaller or larger allowance is appropriate, we will record a credit or a charge to SG&A expense in the period in which we make such a determination.

Excess, Close-Out and Slow Moving Inventory

We make ongoing estimates of potential excess, close-out or slow moving inventory. We evaluate our inventory on hand considering our purchase commitments, sales forecasts, and historical experience to identify excess, close-out or slow moving inventory and make provisions as necessary to properly reflect inventory value at the lower of cost or estimated market value. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period in which we make such a determination.

Product Warranty

We make ongoing estimates of potential future product warranty costs. When we evaluate our reserve for warranty costs, we consider our product warranty policies, historical claim rates by season, product category and mix, current economic trends, and the historical cost to repair, replace, or refund the original sale. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period in which we make such a determination.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we recognize income tax expense for the amount of taxes payable or refundable for the current year and for the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and our uncertain tax positions. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred taxes to be inaccurate. Changes in any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position and results of operations.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the calendar year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full calendar year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual effective tax rate.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. We estimate stock-based compensation for stock awards granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, we estimate forfeitures for stock-based awards granted, but which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Recent Accounting Pronouncements

See "Recent Accounting Pronouncements" in Note 2 of Notes to Consolidated Financial Statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by this reference.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our management is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which we consider appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent registered public accounting firm and reviews with the independent registered public accounting firm and management the scope and the results of the annual examination, the effectiveness of the accounting control system and other matters relating to our financial affairs as they deem appropriate.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbia Sportswear Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Portland, Oregon
February 28, 2012

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 241,034	$ 234,257
Short-term investments	2,878	68,812
Accounts receivable, net (Note 4)	351,538	300,181
Inventories, net (Note 5)	365,199	314,298
Deferred income taxes (Note 10)	52,485	45,091
Prepaid expenses and other current assets	36,392	28,241
Total current assets	1,049,526	990,880
Property, plant, and equipment, net (Note 6)	250,910	221,813
Intangible assets, net (Note 7)	39,020	40,423
Goodwill (Note 7)	14,438	14,470
Other non-current assets	28,648	27,168
Total assets	$1,382,542	$1,294,754
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 148,973	$ 130,626
Accrued liabilities (Note 9)	104,496	102,810
Income taxes payable (Note 10)	12,579	16,037
Deferred income taxes (Note 10)	954	2,153
Total current liabilities	267,002	251,626
Other long-term liabilities (Note 11)	23,853	21,456
Income taxes payable (Note 10)	15,389	19,698
Deferred income taxes (Note 10)	1,753	—
Total liabilities	307,997	292,780
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Preferred stock; 10,000 shares authorized; none issued and outstanding	—	—
Common stock (no par value); 125,000 shares authorized; 33,638 and 33,683 issued and outstanding (Note 14)	3,037	5,052
Retained earnings	1,024,611	950,207
Accumulated other comprehensive income (Note 17)	46,897	46,715
Total shareholders' equity	1,074,545	1,001,974
Total liabilities and shareholders' equity	$1,382,542	$1,294,754

See accompanying notes to consolidated financial statements

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2011	2010	2009
Net sales	$1,693,985	$1,483,524	$1,244,023
Cost of sales	958,677	854,120	719,945
Gross profit	735,308	629,404	524,078
Selling, general, and administrative expenses	614,658	534,068	444,715
Net licensing income	15,756	7,991	8,399
Income from operations	136,406	103,327	87,762
Interest income, net	1,274	1,564	2,088
Income before income tax	137,680	104,891	89,850
Income tax expense (Note 10)	(34,201)	(27,854)	(22,829)
Net income	$ 103,479	$ 77,037	$ 67,021
Earnings per share (Note 16):			
Basic	$ 3.06	$ 2.28	$ 1.98
Diluted	3.03	2.26	1.97
Cash dividends per share:	$ 0.86	$ 2.24	$ 0.66
Weighted average shares outstanding (Note 16):			
Basic	33,808	33,725	33,846
Diluted	34,204	34,092	33,981

See accompanying notes to consolidated financial statements

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2011	**2010**	**2009**
Cash flows from operating activities:			
Net income	$ 103,479	$ 77,037	$ 67,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43,560	38,430	36,253
Loss on disposal or impairment of property, plant, and equipment	6,485	3,331	1,828
Deferred income taxes	(3,582)	(22,610)	55
Stock-based compensation	7,870	6,730	6,353
Excess tax benefit from employee stock plans	(1,828)	(498)	(41)
Changes in operating assets and liabilities:			
Accounts receivable	(54,334)	(69,500)	77,490
Inventories	(55,223)	(87,265)	38,831
Prepaid expenses and other current assets	(10,186)	3,856	(1,695)
Other assets	(4,520)	(1,566)	(5,179)
Accounts payable	19,081	26,028	(16,944)
Accrued liabilities	17,630	34,224	7,563
Income taxes payable	(7,010)	9,018	(1,558)
Other liabilities	2,374	6,302	4,395
Net cash provided by operating activities	63,796	23,517	214,372
Cash flows from investing activities:			
Purchases of short-term investments	(46,349)	(81,671)	(25,305)
Sales of short-term investments	112,070	35,601	25,163
Capital expenditures	(78,404)	(28,838)	(33,074)
Proceeds from sale of property, plant, and equipment	168	42	31
Acquisitions, net of cash acquired	—	(16,315)	—
Net cash used in investing activities	(12,515)	(91,181)	(33,185)
Cash flows from financing activities:			
Proceeds from credit facilities	119,384	31,680	57,588
Repayments on credit facilities	(119,384)	(31,680)	(57,588)
Repayment on other long-term liabilities	—	—	(4)
Proceeds from issuance of common stock under employee stock plans	10,991	7,333	710
Tax payments related to restricted stock unit issuances	(2,974)	(853)	(624)
Excess tax benefit from employee stock plans	1,828	498	41
Repurchase of common stock	(20,000)	(13,838)	(7,399)
Cash dividends paid	(29,075)	(75,439)	(22,331)
Net cash used in financing activities	(39,230)	(82,299)	(29,607)
Net effect of exchange rate changes on cash	(5,274)	(2,444)	4,467
Net increase (decrease) in cash and cash equivalents	6,777	(152,407)	156,047
Cash and cash equivalents, beginning of year	234,257	386,664	230,617
Cash and cash equivalents, end of year	$ 241,034	$ 234,257	$386,664
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 183	$ 76	$ 35
Cash paid during the year for income taxes	42,405	34,924	31,284
Supplemental disclosures of non-cash investing activities:			
Capital expenditures incurred but not yet paid	952	1,001	7,852

See accompanying notes to consolidated financial statements

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Comprehensive Income	Total
BALANCE, JANUARY 1, 2009	33,865	$ 1,481	$ 909,443	$33,166		$ 944,090
Components of comprehensive income:						
Net income	—	—	67,021	—	$ 67,021	67,021
Cash dividends ($0.66 per share)	—	—	(22,331)	—	—	(22,331)
Unrealized holding gains on available-for-sales securities, net	—	—	—	64	64	64
Foreign currency translation adjustment	—	—	—	13,854	13,854	13,854
Unrealized holding loss on derivative transactions, net	—	—	—	(3,640)	(3,640)	(3,640)
Comprehensive income	—	—	—	—	$ 77,299	
Issuance of common stock under employee stock plans, net	75	86	—	—		86
Tax adjustment from stock plans	—	(870)	—	—		(870)
Stock-based compensation expense	—	6,353	—	—		6,353
Repurchase of common stock	(204)	(6,214)	(1,185)	—		(7,399)
BALANCE, DECEMBER 31, 2009	33,736	836	952,948	43,444		997,228
Components of comprehensive income:						
Net income	—	—	77,037	—	$ 77,037	77,037
Cash dividends ($2.24 per share)	—	—	(75,439)	—	—	(75,439)
Unrealized holding losses on available-for-sales securities, net	—	—	—	(28)	(28)	(28)
Foreign currency translation adjustment	—	—	—	3,812	3,812	3,812
Unrealized holding loss on derivative transactions, net	—	—	—	(513)	(513)	(513)
Comprehensive income	—	—	—	—	$ 80,308	
Issuance of common stock under employee stock plans, net	240	6,480	—	—		6,480
Tax adjustment from stock plans	—	505	—	—		505
Stock-based compensation expense	—	6,730	—	—		6,730
Repurchase of common stock	(293)	(9,499)	(4,339)	—		(13,838)
BALANCE, DECEMBER 31, 2010	33,683	5,052	950,207	46,715		1,001,974
Components of comprehensive income:						
Net income	—	—	103,479	—	$103,479	103,479
Cash dividends ($0.86 per share)	—	—	(29,075)	—	—	(29,075)
Unrealized holding losses on available-for-sales securities, net	—	—	—	(38)	(38)	(38)
Foreign currency translation adjustment	—	—	—	(8,701)	(8,701)	(8,701)
Unrealized holding gains on derivative transactions, net	—	—	—	8,921	8,921	8,921
Comprehensive income	—	—	—	—	$103,661	
Issuance of common stock under employee stock plans, net	353	8,017	—	—		8,017
Tax adjustment from stock plans	—	2,098	—	—		2,098
Stock-based compensation expense	—	7,870	—	—		7,870
Repurchase of common stock	(398)	(20,000)	—	—		(20,000)
BALANCE, DECEMBER 31, 2011	33,638	$ 3,037	$1,024,611	$46,897		$1,074,545

See accompanying notes to consolidated financial statements

NOTE 1—BASIS OF PRESENTATION AND ORGANIZATION

Nature of the business:

Columbia Sportswear Company is a global leader in the design, development, marketing and distribution of active outdoor apparel, footwear, accessories and equipment.

Principles of consolidation:

The consolidated financial statements include the accounts of Columbia Sportswear Company and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions. Some of these more significant estimates relate to revenue recognition, including sales returns and claims from customers, allowance for doubtful accounts, excess, slow-moving and close-out inventories, product warranty, long-lived and intangible assets, income taxes and stock-based compensation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents are stated at fair value or at cost, which approximates fair value, and include investments with maturities of 90 days or less at the date of acquisition. At December 31, 2011, cash and cash equivalents consisted of cash, money market funds and time deposits with original maturities ranging from overnight to less than 90 days. At December 31, 2010, cash and cash equivalents consisted of cash, money market funds, municipal bonds and time deposits with original maturities ranging from overnight to less than 90 days.

Investments:

At December 31, 2011, short-term investments consisted of time deposits with original maturities greater than 90 days. These investments are considered available for use in current operations. At December 31, 2010, short-term investments consisted of shares in a short-term municipal bond fund and municipal bonds with original maturities greater than 90 days. These investments are considered available for use in current operations. All short-term investments are classified as available-for-sale securities and are recorded at fair value with any unrealized gains and losses reported, net of tax, in other comprehensive income. Realized gains or losses are determined based on the specific identification method.

At December 31, 2011 and 2010, long-term investments included in other non-current assets consisted of mutual fund shares held to offset liabilities to participants in the Company's deferred compensation plan. The investments are classified as long-term because the related deferred compensation liabilities are not expected to be paid within the next year. These investments are classified as trading securities and are recorded at fair value with unrealized gains and losses reported in operating expenses, which are offset against gains and losses resulting from changes in corresponding deferred compensation liabilities to participants.

Accounts receivable:

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company makes ongoing estimates of the collectability of accounts receivable and maintains an allowance for estimated losses resulting from the inability of the Company's customers to make required payments.

Inventories:

Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

Property, plant, and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and building improvements, 15-30 years; land improvements, 15 years; furniture and fixtures, 3-10 years; and machinery and equipment, 3-5 years. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement, which is most commonly 7 years, or the remaining term of the underlying lease.

Improvements to property, plant and equipment that substantially extend the useful life of the asset are capitalized. Repair and maintenance costs are expensed as incurred. Internal and external costs directly related to the development of internal-use software during the application development stage, including costs incurred for third party contractors and employee compensation, are capitalized and depreciated over a 3-7 year estimated useful life.

Impairment of long-lived assets:

Long-lived assets are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. When reviewing for retail store impairment, identifiable cash flows are measured at the individual store level. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset. Impairment charges for long-lived assets are included in selling, general and administrative ("SG&A") expense and were $6,211,000, $3,003,000 and $1,542,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Intangible assets and goodwill:

Goodwill and intangible assets with indefinite useful lives are not amortized but are periodically evaluated for impairment. Intangible assets that are determined to have finite lives are amortized using the straight-line method over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired.

Impairment of goodwill and intangible assets:

The Company reviews and tests its goodwill and intangible assets with indefinite useful lives for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that the carrying amount of such assets may be impaired. The Company's intangible assets with indefinite lives consist of trademarks and tradenames. Substantially all of the Company's goodwill is recorded in the United States segment and impairment testing for goodwill is performed at the reporting unit level. In the impairment test for goodwill, the two-step process first compares the estimated fair value of the reporting unit with the carrying amount of that reporting unit. The Company estimates the fair value of its reporting units using a combination of discounted cash flow analysis, comparisons with the market values of similar publicly traded companies and other operating performance based valuation methods as necessary. If step one indicates impairment, step two compares the estimated fair value of the reporting unit to the estimated fair value of all reporting unit assets and liabilities except goodwill to determine the implied fair value of goodwill. The Company calculates impairment as the excess of carrying amount of goodwill over the implied fair value of goodwill. In the impairment test for trademarks, the Company compares the estimated fair value of the asset to the carrying amount. The fair value of trademarks and tradenames is estimated using the relief from royalty approach, a standard form of discounted cash flow analysis used in the valuation of trademarks. If the carrying amount of trademarks exceeds the estimated fair value, the Company calculates impairment as the excess of carrying amount over the estimate of fair value.

If events or circumstances indicate the carrying value of intangible assets with finite lives may be impaired, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset.

Impairment charges are classified as a component of SG&A expense. The fair value estimates are based on a number of factors, including assumptions and estimates for projected sales, income, cash flows, discount rates and other operating performance measures. Changes in estimates or the application of alternative assumptions could produce significantly different results. These assumptions and estimates may change in the future due to changes in economic conditions, changes in the Company's ability to meet sales and profitability objectives or changes in the Company's business operations or strategic direction.

Income taxes:

Income taxes are provided on financial statement earnings for financial reporting purposes. Income taxes are based on amounts of taxes payable or refundable in the current year and on expected future tax consequences of events that are recognized in the financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between amounts of pre-tax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Deferred income tax assets and liabilities reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to these temporary differences and to net operating loss and net capital loss carryforwards, based on tax rates expected to be in effect for years in which the differences are expected to be settled or realized. Realization of deferred tax assets is dependent on future taxable income in specific jurisdictions. Valuation allowances are used to reduce deferred tax assets to amounts considered likely to be realized. U.S. deferred income taxes are not provided on undistributed income of foreign subsidiaries, where such earnings are considered to be permanently invested, or to the extent such recognition would result in a deferred tax asset.

Accrued income taxes in the Consolidated Balance Sheets include unrecognized income tax benefits relating to uncertain tax positions, including related interest and penalties, appropriately classified as current or noncurrent. The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. In making this determination, the Company assumes that the taxing authority will examine the position and that they will have full knowledge of all relevant information. The provision for income taxes also includes estimates of interest and penalties related to uncertain tax positions.

Derivatives:

The effective portion of changes in fair values of outstanding cash flow hedges is recorded in other comprehensive income until earnings are affected by the hedged transaction, and any ineffective portion is included in current income. In most cases amounts recorded in other comprehensive income will be released to earnings some time after maturity of the related derivative. The Consolidated Statements of Operations classification of effective hedge results is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects earnings. Unrealized derivative gains and losses, which are recorded in assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Consolidated Statements of Cash Flows based on their respective balance sheet classifications. See Note 19 for more information on derivatives and risk management.

Foreign currency translation:

The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the net sales and expenses have been translated into U.S. dollars using average exchange rates in effect during the period. The foreign currency translation adjustments are included as a separate component of accumulated other comprehensive income in shareholders' equity and are not currently adjusted for income taxes when they relate to indefinite net investments in non-U.S. operations.

Revenue recognition:

The Company records wholesale, e-commerce and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer. Title generally passes upon shipment to, or upon receipt by, the customer depending on the terms of sale with the customer. Retail store revenues are recorded at the time of sale.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly in the Company's Western European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, the Company estimates the date of receipt by the customer based on historical and expected delivery times by geographic location. The Company periodically tests the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to five days. To date, the Company has found these estimates to be materially accurate.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims as well as events and circumstances that indicate changes to historical rates of returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that had been established, the Company would record a reduction or increase to net revenues in the period in which it made such determination.

Cost of sales:

The expenses that are included in cost of sales include all direct product and conversion-related costs, and costs related to shipping, duties and importation. Specific provisions for excess, close-out or slow moving inventory are also included in cost of sales. In addition, some of the Company's products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company's history of warranty repairs and replacements and is recorded in cost of sales.

Selling, general and administrative expense:

SG&A expense consists of personnel-related costs, advertising, depreciation and other selling and general operating expenses related to the Company's business functions, including planning, receiving finished goods, warehousing, distribution, retail operations and information technology.

Shipping and handling costs:

Shipping and handling fees billed to customers are recorded as revenue. The direct costs associated with shipping goods to customers are recorded as cost of sales. Inventory planning, receiving and handling costs are recorded as a component of SG&A expenses and were $65,290,000, $57,901,000 and $55,867,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock-based compensation:

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. The Company estimates stock-based compensation for stock options granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, the Company estimates forfeitures for stock-based awards granted which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards. The fair value of service-based and performance-based restricted stock units is discounted by the present value of the estimated future stream of dividends over the vesting period using the Black-Scholes model.

Advertising costs:

Advertising costs are expensed in the period incurred and are included in SG&A expenses. Total advertising expense, including cooperative advertising costs, was $85,003,000, $77,978,000 and $65,204,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Through cooperative advertising programs, the Company reimburses its wholesale customers for some of their costs of advertising the Company's products based on various criteria, including the value of purchases from the Company and various advertising specifications. Cooperative advertising costs are included in expenses because the Company receives an identifiable benefit in exchange for the cost, the advertising may be obtained from a party other than the customer, and the fair value of the advertising benefit can be reasonably estimated. Cooperative advertising costs were $8,554,000, $7,259,000 and $10,978,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Recent Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* This ASU was issued concurrently with International Financial Reporting Standards ("IFRS") 13 *Fair Value Measurements*, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. This standard is effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* This ASU increases the prominence of other comprehensive income in financial statements while eliminating the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. Under these requirements, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3—CONCENTRATIONS

Trade Receivables

At December 31, 2011, no single customer accounted for 10% or more of consolidated accounts receivable. At December 31, 2010, the Company had one customer in its Canadian segment that accounted for approximately 11.9% of consolidated accounts receivable. No single customer accounted for 10% or more of consolidated revenues for any of the years ended December 31, 2011, 2010 or 2009.

Derivatives

The Company uses derivative instruments primarily to hedge the currency exchange rate risk of anticipated transactions denominated in non-functional currencies that are designated and qualify as cash flow hedges. The Company also uses derivative instruments to economically hedge the currency exchange rate risk of certain investment positions, to hedge balance sheet re-measurement risk and to hedge other anticipated transactions that do not qualify as cash flow hedges. At December 31, 2011, the Company's derivative contracts had a remaining maturity of approximately two years or less. All the counterparties to these transactions had both long-term and short-term investment grade credit ratings. The maximum net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was less than

$3,000,000 at December 31, 2011. The majority of the Company's derivative counterparties have strong credit ratings and as a result, the Company does not require collateral to facilitate transactions. See Note 19 for further disclosures concerning derivatives.

Country and supplier concentrations

The Company's products are produced by independent factories located outside the United States, principally in Southeast Asia. Apparel is manufactured in more than 15 countries, with Vietnam and China accounting for approximately 73% of 2011 global apparel production. Footwear is manufactured in three countries, with China and Vietnam accounting for approximately 92% of 2011 global footwear production. The five largest apparel factory groups accounted for approximately 25% of 2011 global apparel production, with the largest factory group accounting for 9% of 2011 global apparel production. The five largest footwear factory groups accounted for approximately 72% of 2011 global footwear production, with the largest factory group accounting for 25% of 2011 global footwear production. In addition, a single vendor supplies substantially all of the zippers used in the Company's products. These companies, however, have multiple factory locations, many of which are in different countries, thus reducing the risk that unfavorable conditions at a single factory or location will have a material adverse effect on the Company.

NOTE 4—ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, is as follows (in thousands):

	December 31,	
	2011	2010
Trade accounts receivable	$359,083	$307,279
Allowance for doubtful accounts	(7,545)	(7,098)
Accounts receivable, net	$351,538	$300,181

NOTE 5—INVENTORIES, NET

Inventories, net, consisted of the following (in thousands):

	December 31,	
	2011	2010
Raw materials	$ 2,044	$ 1,096
Work in process	1,240	659
Finished goods	361,915	312,543
	$365,199	$314,298

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following (in thousands):

	December 31,	
	2011	2010
Land and improvements	$ 20,690	$ 16,898
Building and improvements	155,672	144,004
Machinery and equipment	198,387	193,104
Furniture and fixtures	50,108	46,147
Leasehold improvements	65,476	62,884
Construction in progress	36,463	9,775
	526,796	472,812
Less accumulated depreciation	(275,886)	(250,999)
	$ 250,910	$ 221,813

NOTE 7—INTANGIBLE ASSETS, NET AND GOODWILL

Intangible assets that are determined to have finite lives include patents and purchased technology and are amortized over their estimated useful lives, which is approximately 10 years. Intangible assets with indefinite useful lives include trademarks and tradenames and are not amortized but are periodically evaluated for impairment.

Identifiable intangible assets consisted of the following (in thousands):

	December 31,	
	2011	2010
Intangible assets subject to amortization:		
Gross carrying amount	$14,198	$14,198
Accumulated amortization	(2,599)	(1,196)
Net carrying amount	11,599	13,002
Intangible assets not subject to amortization	27,421	27,421
Intangible assets, net	$39,020	$40,423

Amortization expense for the years ended December 31, 2011, 2010, and 2009 was $1,403,000, $553,000 and $109,000, respectively. Amortization expense for intangible assets subject to amortization is estimated to be $1,402,000 in 2012 and $1,330,000 in 2013 through 2016.

At December 31, 2011, 2010 and 2009, the Company determined that its goodwill and intangible assets were not impaired. The change in goodwill in 2011 resulted from a purchase price adjustment related to an acquisition in 2010.

NOTE 8—SHORT-TERM BORROWINGS AND CREDIT LINES

The Company has a domestic credit agreement for an unsecured, committed $125,000,000 revolving line of credit. The maturity date of this agreement is July 1, 2016. Interest, payable monthly, is based on the Company's applicable funded debt ratio, ranging from LIBOR plus 100 to 175 basis points. This line of credit requires the

Company to comply with certain financial covenants covering net income, tangible net worth and borrowing basis. If the Company is in default, it is prohibited from paying dividends or repurchasing common stock. At December 31, 2011, the Company was in compliance with all associated covenants. At December 31, 2011 and 2010, no balance was outstanding under this line of credit.

The Company's Canadian subsidiary has available an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of C$30,000,000 (US$29,374,000) at December 31, 2011. The revolving line accrues interest at the bank's Canadian prime rate. There was no balance outstanding under this line at December 31, 2011 and 2010.

The Company's European subsidiary has available two separate unsecured and uncommitted lines of credit guaranteed by the parent company providing for borrowing up to a maximum of €30,000,000 and €5,000,000, respectively (combined US$45,366,000) at December 31, 2011, of which US$3,240,000 of the €5,000,000 line is designated as a European customs guarantee. These lines accrue interest based on the European Central Bank refinancing rate plus 50 basis points and Euro Overnight Index Average plus 75 basis points, respectively. There was no balance outstanding under either line at December 31, 2011 or 2010.

The Company's Japanese subsidiary has an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of US$5,000,000 at December 31, 2011. The revolving line accrues interest at LIBOR plus 110 basis points. There was no balance outstanding under this line at December 31, 2011 and 2010.

On August, 31, 2011, the Company's Korean subsidiary entered into an unsecured and uncommitted line of credit agreement guaranteed by the parent company providing for borrowing to a maximum of US$10,000,000. The revolving line accrues interest at the Korean three-month CD rate plus 220 basis points. There was no balance outstanding under this line at December 31, 2011.

Off-Balance Sheet Arrangements

The Company has arrangements in place to facilitate the import and purchase of inventory through import letters of credit. The Company has available unsecured and uncommitted import letters of credit in the aggregate amount of $15,000,000 subject to annual renewal. At December 31, 2011, the Company had outstanding letters of credit of $2,029,000 for purchase orders for inventory under this arrangement.

NOTE 9—ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2011	2010
Accrued salaries, bonus, vacation and other benefits	$ 55,958	$ 49,078
Accrued import duties	11,258	13,443
Product warranties	10,452	10,256
Other	26,828	30,033
	$104,496	$102,810

A reconciliation of product warranties is as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Balance at beginning of period	$10,256	$12,112	$ 9,746
Provision for warranty claims	4,758	1,371	5,133
Warranty claims	(4,468)	(3,104)	(2,984)
Other	(94)	(123)	217
Balance at end of period	$10,452	$10,256	$12,112

NOTE 10—INCOME TAXES

Consolidated income from continuing operations before income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2011	2010	2009
U.S. operations	$ 68,412	$ 59,881	$59,629
Foreign operations	69,268	45,010	30,221
Income before income tax	$137,680	$104,891	$89,850

The components of the provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Current:			
Federal	$16,384	$ 24,419	$10,030
State and local	1,995	4,060	2,088
Non-U.S.	19,508	23,253	10,399
	37,887	51,732	22,517
Deferred:			
Federal	407	(18,405)	2,377
State and local	229	(1,223)	12
Non-U.S.	(4,322)	(4,250)	(2,077)
	(3,686)	(23,878)	312
Income tax expense	$34,201	$ 27,854	$22,829

The following is a reconciliation of the statutory federal income tax rate to the effective rate reported in the financial statements:

	Year Ended December 31,		
	2011	2010	2009
	(percent of income)		
Provision for federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	1.4	2.6	1.9
Non-U.S. income taxed at different rates	(6.5)	(2.3)	0.4
Foreign tax credits	(1.8)	(3.5)	(5.8)
Reduction of accrued income taxes	(3.5)	(4.0)	(4.1)
Tax-exempt interest	(0.1)	(0.2)	(0.5)
Other	0.3	(1.0)	(1.5)
Actual provision for income taxes	24.8%	26.6%	25.4%

Significant components of the Company's deferred taxes consisted of the following (in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Non-deductible accruals and allowances	$ 30,307	$26,905
Capitalized inventory costs	25,814	21,065
Stock compensation	6,283	6,157
Net operating loss carryforwards	6,364	6,894
Depreciation and amortization	1,693	1,722
Tax credits	12,702	11,187
Other	1,121	414
Gross deferred tax assets	84,284	74,344
Valuation allowance	(6,690)	(7,261)
Net deferred tax assets	77,594	67,083
Deferred tax liabilities:		
Deductible accruals and allowance	(801)	(593)
Depreciation and amortization	(12,320)	(7,182)
Foreign currency loss	(2,494)	—
Other	(596)	(1,564)
Gross deferred tax liabilities	(16,211)	(9,339)
Total net deferred taxes	$ 61,383	$57,744

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company had net operating loss carryforwards at December 31, 2011 and 2010 in certain international tax jurisdictions of $58,272,000 and $67,800,000, respectively, which will begin to expire in 2015. The net operating losses result in a deferred tax asset of $6,364,000 and $6,894,000 at December 31, 2011 and 2010, respectively, both of which were subject to a 100% valuation allowance. To the extent that the Company reverses a portion of the valuation allowance, the adjustment would be recorded as a reduction to income tax expense.

Non-current deferred tax assets of $11,605,000 and $14,806,000 are included as a component of other non-current assets in the consolidated balance sheet at December 31, 2011 and 2010, respectively.

The Company had undistributed earnings of foreign subsidiaries of approximately $218,023,000 at December 31, 2011 for which deferred taxes have not been provided. Such earnings are considered indefinitely invested outside of the United States. If these earnings were repatriated to the United States, the earnings would be subject to U.S. taxation. The amount of the unrecognized deferred tax liability associated with the undistributed earnings was approximately $50,059,000 at December 31, 2011. The unrecognized deferred tax liability approximates the excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	December 31,		
	2011	2010	2009
Balance at beginning of period	$18,694	$20,183	$21,839
Increases related to prior year tax positions	43	893	1,346
Decreases related to prior year tax positions	(141)	(27)	(634)
Increases related to current year tax positions	1,388	1,278	1,598
Settlements	(649)	—	(1,194)
Expiration of statute of limitations	(5,019)	(3,633)	(2,772)
Balance at end of period	$14,316	$18,694	$20,183

Unrecognized tax benefits of $12,735,000 and $16,740,000 would affect the effective tax rate if recognized at December 31, 2011 and 2010, respectively.

The Company conducts business globally, and as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Switzerland, the United Kingdom and the United States. The Company has effectively settled U.S. tax examinations of all years through 2007. Internationally, the Company has effectively settled Canadian tax examinations of all years through 2004, Swiss tax examinations of all years through 2008, French tax examinations of all years through 2008, Japanese tax examinations of all years through 2007 and Korean tax examinations of all years through 2007. The Company is currently under examination in Canada for the tax years 2005 through 2008 and in Japan for the tax years 2008 through 2010. The Company does not anticipate that adjustments relative to these ongoing tax audits will result in a material change to its consolidated financial position, results of operations or cash flows.

Due to the potential for resolution of income tax audits currently in progress, and the expiration of various statutes of limitation, it is reasonably possible that the unrecognized tax benefits balance may change within the twelve months following December 31, 2011 by a range of zero to $10,195,000. Open tax years, including those previously mentioned, contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenue and expenses or the sustainability of income tax credits for a given examination cycle.

The Company recognizes interest expense and penalties related to income tax matters in income tax expense. The Company recognized a net reversal of accrued interest and penalties of $501,000 in 2011, net accrued interest and penalties of $780,000 in 2010 and a net reversal of accrued interest and penalties of $80,000 in 2009, all related to uncertain tax positions. The Company had $3,434,000 and $3,935,000 of accrued interest and penalties related to uncertain tax positions at December 31, 2011 and 2010, respectively.

NOTE 11—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

	December 31,	
	2011	2010
Straight-line and deferred rent liabilities	$18,028	$16,296
Asset retirement obligations	1,565	1,122
Deferred compensation plan liability	2,521	1,670
Other	1,739	2,368
	$23,853	$21,456

NOTE 12—RETIREMENT SAVINGS PLANS

401(k) Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan, which covers substantially all U.S. employees. Participation begins the first of the quarter following completion of thirty days of service. The Company may elect to make discretionary matching and/or non-matching contributions. All Company contributions to the plan as determined by the Board of Directors totaled $5,223,000, $4,443,000 and $2,610,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Deferred Compensation Plan

The Company sponsors a nonqualified retirement savings plan for certain senior management employees whose contributions to the tax qualified 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer receipt of a portion of their salary and incentive compensation and to receive matching contributions for a portion of the deferred amounts. Company contributions to the plan totaled $245,000, $155,000 and $108,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Participants earn a return on their deferred compensation based on investment earnings of participant-selected mutual funds. Changes in the market value of the participants' investment selections are recorded as an adjustment to deferred compensation liabilities, with an offset to compensation expense. Deferred compensation, including accumulated earnings on the participant-directed investment selections, is distributable in cash at participant-specified dates or upon retirement, death, disability or termination of employment. At December 31, 2011 and 2010, the liability to participants under this plan was $2,521,000 and $1,670,000, respectively, and was recorded in other long-term liabilities. The current portion of the participant liability at December 31, 2011 and 2010 was not material.

The Company has purchased specific mutual funds in the same amounts as the participant-directed investment selections underlying the deferred compensation liabilities. These investment securities and earnings thereon, held in an irrevocable trust, are intended to provide a source of funds to meet the deferred compensation obligations, subject to claims of creditors in the event of the Company's insolvency. The mutual funds are recorded at fair value in other non-current assets. At December 31, 2011 and 2010, the fair value of the mutual fund investments was $2,521,000 and $1,670,000, respectively. Realized and unrealized gains and losses on the mutual fund investments are offset against gains and losses resulting from changes in corresponding deferred compensation liabilities to participants.

NOTE 13—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases, among other things, retail space, office space, warehouse facilities, storage space, vehicles and equipment. Generally, the base lease terms are between 5 and 10 years. Certain lease agreements contain scheduled rent escalation clauses in their future minimum lease payments. Future minimum lease payments are recognized on a straight-line basis over the minimum lease term and the pro rata portion of scheduled rent escalations is included in other long-term liabilities. Certain retail space lease agreements provide for additional rents based on a percentage of annual sales in excess of stipulated minimums ("percentage rent"). Certain lease agreements require the Company to pay real estate taxes, insurance, common area maintenance ("CAM"), and other costs, collectively referred to as operating costs, in addition to base rent. Percentage rent and operating costs are recognized as incurred in SG&A expense in the Consolidated Statements of Operations. Certain lease agreements also contain lease incentives, such as tenant improvement allowances and rent holidays. The Company recognizes the benefits related to the lease incentives on a straight-line basis over the applicable lease term.

Rent expense, including percentage rent but excluding operating costs for which the Company is obligated, consisted of the following (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Rent expense included in SG&A	$46,869	$39,898	$31,140
Rent expense included in cost of sales	1,429	1,351	1,465
	$48,298	$41,249	$32,605

Approximate future minimum payments, including rent escalation clauses and stores that are not yet open, on all lease obligations at December 31, 2011, are as follows (in thousands). Operating lease obligations listed below do not include percentage rent, real estate taxes, insurance, CAM, and other costs for which the Company is obligated. These operating lease commitments are not reflected on the Consolidated Balance Sheet.

2012	$ 38,773
2013	35,060
2014	29,819
2015	26,892
2016	25,254
Thereafter	94,892
	$250,690

Inventory Purchase Obligations

Inventory purchase obligations consist of open production purchase orders for sourced apparel, footwear, accessories and equipment, and raw material commitments not included in open production purchase orders. At December 31, 2011 inventory purchase obligations were $351,854,000. To support certain inventory purchase obligations, the Company maintains unsecured and uncommitted lines of credit available for issuing import letters of credit. At December 31, 2011 the Company had letters of credit of $2,029,000 outstanding for inventory purchase obligations.

Litigation

The Company is a party to various legal claims, actions and complaints from time to time. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

Indemnities and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to customers, vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, (iv) executive severance arrangements and (v) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying Consolidated Balance Sheets.

NOTE 14—SHAREHOLDERS' EQUITY

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2011, the Company's Board of Directors has authorized the repurchase of $500,000,000 of the Company's common stock. As of December 31, 2011, the Company had repurchased 9,588,798 shares under this program at an aggregate purchase price of approximately $441,237,000. During the year ended December 31, 2011, the Company repurchased an aggregate of $20,000,000 of common stock under the stock repurchase plan. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

NOTE 15—STOCK-BASED COMPENSATION

The Company's stock incentive plan (the "Plan") provides for issuance of up to 8,900,000 shares of the Company's Common Stock, of which 1,344,342 shares were available for future grants under the Plan at December 31, 2011. The Plan allows for grants of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units and other stock-based awards. The Company uses original issuance shares to satisfy share-based payments.

Stock-based compensation expense consisted of the following (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Cost of sales	$ 282	$ 286	$ 335
Selling, general, and administrative expense	7,588	6,444	6,018
Pre-tax stock-based compensation expense	7,870	6,730	6,353
Income tax benefits	(2,729)	(2,162)	(2,258)
Total stock-based compensation expense, net of tax	$ 5,141	$ 4,568	$ 4,095

No stock-based compensation costs were capitalized for the years ended December 31, 2011, 2010 or 2009.

The Company realized a tax benefit for the deduction from stock-based award transactions of $4,702,000, $1,909,000, and $851,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Options

Options to purchase the Company's common stock are granted at exercise prices equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted after 2000 and before 2009 generally vest and become exercisable over a period of four years (25 percent on the first anniversary date following the date of grant and monthly thereafter) and expire ten years from the date of the grant, with the exception of most options granted in 2005. Most options granted in 2005 vested and became exercisable one year from the date of grant and expire ten years from the date of grant. Options granted after 2008 generally vest and become exercisable ratably on an annual basis over a period of four years and expire ten years from the date of the grant.

The Company estimates the fair value of stock options using the Black-Scholes model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards.

The following table presents the weighted average assumptions for the years ended December 31:

	2011(1)	2010	2009
Expected term	5.12 years	4.53 years	4.71 years
Expected stock price volatility	30.76%	28.79%	29.52%
Risk-free interest rate	1.84%	1.91%	1.73%
Expected dividend yield	1.31%	1.64%	2.17%
Weighted average grant date fair value	$ 16.09	$ 10.08	$ 6.55

(1) During the year ended December 31, 2011, the Company granted two stock option awards totaling 53,720 shares that vest 100% on the fifth anniversary of the grant date. Because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for these grants, the Company utilized the simplified method in developing an estimate of the expected term of these options.

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Options outstanding at January 1, 2009	1,653,639	$45.10	6.73	$ 1,042
Granted	387,505	29.75		
Cancelled	(252,303)	44.90		
Exercised	(28,668)	24.76		
Options outstanding at December 31, 2009	1,760,173	42.08	6.25	4,599
Granted	385,924	44.11		
Cancelled	(77,481)	46.04		
Exercised	(196,402)	37.34		
Options outstanding at December 31, 2010	1,872,214	42.84	6.33	33,057
Granted	340,973	61.38		
Cancelled	(40,396)	43.68		
Exercised	(253,695)	43.32		
Options outstanding at December 31, 2011	1,919,096	$46.05	6.25	$ 9,141
Options vested and expected to vest at December 31, 2011	1,857,797	$45.81	6.17	$ 8,994
Options exercisable at December 31, 2011	1,145,763	$44.24	4.83	$ 5,716

The aggregate intrinsic value in the table above represents pre-tax intrinsic value that would have been realized if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price on that day.

Total stock option compensation expense for the years ended December 31, 2011, 2010 and 2009 was $3,550,000, $3,348,000 and $2,861,000, respectively. At December 31, 2011, unrecognized costs related to stock options totaled approximately $6,018,000, before any related tax benefit. The unrecognized costs related to stock options are being amortized over the related vesting period using the straight-line attribution method. Unrecognized costs related to stock options at December 31, 2011 are expected to be recognized over a weighted average period of 2.33 years. The aggregate intrinsic value of stock options exercised was $4,906,000, $2,854,000 and $333,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The total cash received as a result of stock option exercises for the years ended December 31, 2011, 2010 and 2009 was $10,991,000, $7,333,000 and $710,000, respectively.

Restricted Stock Units

Service-based restricted stock units are granted at no cost to key employees, and shares granted prior to 2009 generally vest over three years from the date of grant. Service-based restricted stock units granted after 2008 generally vest over a period of four years. Performance-based restricted stock units are granted at no cost to certain members of the Company's senior executive team, excluding the Chairman and the President and Chief Executive Officer. Performance-based restricted stock units granted prior to 2010 generally vest over a performance period of between two and one-half and three years with an additional required service period of one year. Performance-based restricted stock units granted after 2009 generally vest over a performance period of between two and one-half and three years. Restricted stock units vest in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors, and are based on continued service and, in some instances, on individual performance and/or Company performance. For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of the minimum statutory withholding requirements that the Company pays in cash to the appropriate taxing authorities on behalf of its employees. For the years ended December 31, 2011, 2010 and 2009, the Company withheld 48,059, 18,721 and 19,819 shares, respectively, to satisfy $2,974,000, $853,000 and $624,000 of employees' tax obligations, respectively.

The fair value of service-based and performance-based restricted stock units is discounted by the present value of the estimated future stream of dividends over the vesting period using the Black-Scholes model. The relevant inputs and assumptions used in the Black-Scholes model to compute the discount are the vesting period, expected annual dividend yield and closing price of the Company's common stock on the date of grant.

The following table presents the weighted average assumptions for the years ended December 31:

	2011	2010	2009
Vesting period	3.96 years	3.75 years	3.82 years
Expected dividend yield	1.33%	1.56%	2.19%
Estimated average fair value per restricted stock unit granted	$ 58.37	$ 43.95	$ 27.14

The following table summarizes the restricted stock unit activity under the Plan:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Restricted stock units outstanding at January 1, 2009	260,509	$46.32
Granted	136,327	27.14
Vested	(65,935)	53.41
Forfeited	(44,381)	41.22
Restricted stock units outstanding at December 31, 2009	286,520	36.35
Granted	128,525	43.95
Vested	(62,417)	42.95
Forfeited	(23,833)	42.44
Restricted stock units outstanding at December 31, 2010	328,795	37.63
Granted	145,768	58.37
Vested	(146,951)	38.01
Forfeited	(30,860)	41.79
Restricted stock units outstanding at December 31, 2011	296,752	$47.19

Restricted stock unit compensation expense for the years ended December 31, 2011, 2010 and 2009 was $4,320,000, $3,382,000 and $3,492,000, respectively. At December 31, 2011, unrecognized costs related to restricted stock units totaled approximately $8,806,000, before any related tax benefit. The unrecognized costs related to restricted stock units are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs at December 31, 2011 are expected to be recognized over a weighted average period of 2.34 years. The total grant date fair value of restricted stock units vested during the year ended December 31, 2011, 2010 and 2009 was $5,586,000, $2,681,000 and $3,522,000, respectively.

NOTE 16—EARNINGS PER SHARE

Earnings per share ("EPS"), is presented on both a basic and diluted basis. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted stock units determined using the treasury stock method.

A reconciliation of the common shares used in the denominator for computing basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2011	2010	2009
Weighted average common shares outstanding, used in computing basic earnings per share	33,808	33,725	33,846
Effect of dilutive stock options and restricted stock units	396	367	135
Weighted-average common shares outstanding, used in computing diluted earnings per share	34,204	34,092	33,981
Earnings per share of common stock:			
Basic	$ 3.06	$ 2.28	$ 1.98
Diluted	3.03	2.26	1.97

Stock options and service-based restricted stock units representing 452,907, 480,707 and 1,562,064 shares of common stock for the years ended December 31, 2011, 2010 and 2009, respectively, were outstanding but were excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method. In addition, performance-based restricted stock units representing 34,448, 43,323 and 44,043 shares for the years ended December 31, 2011, 2010 and 2009, respectively, were outstanding but were excluded from the computation of diluted EPS because these shares were subject to performance conditions that had not been met.

NOTE 17—COMPREHENSIVE INCOME

Accumulated other comprehensive income, net of applicable taxes, reported on the Company's Consolidated Balance Sheets consists of unrealized gains and losses on available-for-sale securities, unrealized gains and losses on derivative transactions and foreign currency translation adjustments. A summary of comprehensive income, net of related tax effects, for the years ended December 31, is as follows (in thousands):

	2011	2010	2009
Net income	$103,479	$77,037	$67,021
Other comprehensive income:			
Unrealized holding gains (losses) on available-for-sale securities	(38)	(28)	64
Unrealized derivative holding gains (losses) arising during period (net of tax expense (benefit)) of $351, ($725) and ($1,054) in 2011, 2010 and 2009, respectively)	3,489	1,167	(3,024)
Reclassification to net income of previously deferred (gains) losses on derivative transactions (net of tax benefit of $1,507, $269 and $227 in 2011, 2010 and 2009, respectively)	5,432	(1,680)	(616)
Foreign currency translation adjustments	(8,701)	3,812	13,854
Other comprehensive income	182	3,271	10,278
Comprehensive income	$103,661	$80,308	$77,299

Accumulated other comprehensive income, net of related tax effects, is as follows (in thousands):

	December 31,	
	2011	2010
Unrealized holding gains (losses) on available-for-sale securities	$ (2)	$ 36
Unrealized holding gains (losses) on derivative transactions	7,250	(1,671)
Foreign currency translation adjustments	39,649	48,350
Accumulated other comprehensive income	$46,897	$46,715

NOTE 18—SEGMENT INFORMATION

The Company operates in four geographic segments: (1) the United States, (2) Latin America and Asia Pacific ("LAAP"), (3) Europe, Middle East and Africa ("EMEA"), and (4) Canada, which are reflective of the Company's internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing and distribution of active outdoor apparel, footwear, accessories and equipment.

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The geographic distribution of the Company's net sales, income before income taxes, interest income (expense), income tax (expense) benefit, and depreciation and amortization expense are summarized in the following tables (in thousands) for the years ended December 31, 2011, 2010 and 2009 and for identifiable assets at December 31, 2011 and 2010. Inter-geographic net sales, which are recorded at a negotiated mark-up and eliminated in consolidation, are not material.

	2011	2010	2009
Net sales to unrelated entities:			
United States	$ 947,970	$ 880,990	$ 736,942
LAAP	340,977	263,429	203,230
EMEA	275,416	222,451	197,357
Canada	129,622	116,654	106,494
	$1,693,985	$1,483,524	$1,244,023
Income before income taxes:			
United States	$ 63,847	$ 53,752	$ 49,660
LAAP	46,214	35,635	27,138
EMEA	13,779	5,817	1,410
Canada	12,566	8,123	9,554
Interest	1,274	1,564	2,088
	$ 137,680	$ 104,891	$ 89,850
Interest income (expense), net:			
United States	$ 4,565	$ 4,664	$ 4,561
LAAP	(666)	500	561
EMEA	648	(717)	(910)
Canada	(3,273)	(2,883)	(2,124)
	$ 1,274	$ 1,564	$ 2,088
Income tax (expense) benefit:			
United States	$ (19,233)	$ (9,938)	$ (13,710)
LAAP	(12,163)	(9,325)	(6,745)
EMEA	(80)	(7,668)	(2,744)
Canada	(2,725)	(923)	370
	$ (34,201)	$ (27,854)	$ (22,829)
Depreciation and amortization expense:			
United States	$ 33,100	$ 28,634	$ 26,850
LAAP	3,241	2,557	2,120
EMEA	6,292	6,410	6,642
Canada	927	829	641
	$ 43,560	$ 38,430	$ 36,253
Assets:			
United States	$ 977,792	$ 941,154	
LAAP	242,124	141,911	
EMEA	281,118	276,136	
Canada	179,851	150,236	
Total identifiable assets	1,680,885	1,509,437	
Eliminations and reclassifications	(298,343)	(214,683)	
	$1,382,542	$1,294,754	
Net sales by product category:			
Apparel, accessories and equipment	$1,334,883	$1,213,301	$1,029,458
Footwear	359,102	270,223	214,565
	$1,693,985	$1,483,524	$1,244,023

NOTE 19—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In the normal course of business, the Company's financial position and results of operations are routinely subject to a variety of risks. These risks include risks associated with financial markets, primarily currency exchange rate risk and, to a lesser extent, interest rate risk and equity market risk. The Company regularly assesses these risks and has established policies and business practices designed to mitigate them. The Company does not engage in speculative trading in any financial market.

The Company actively manages the risk of changes in functional currency equivalent cash flows resulting from anticipated U.S. dollar denominated inventory purchases by subsidiaries that use European euros, Canadian dollars, Japanese yen or Korean won as their functional currency. The Company manages this risk by using currency forward and European-style option contracts formally designated and effective as cash flow hedges. Hedge effectiveness is determined by evaluating the ability of a hedging instrument's cumulative change in fair value to offset the cumulative change in the present value of expected cash flows on the underlying exposures. For forward contracts, the change in fair value attributable to changes in forward points are excluded from the determination of hedge effectiveness and included in current cost of sales. For option contracts, the hedging relationship is assumed to have no ineffectiveness if the critical terms of the option contract match the hedged transaction's terms. Hedge ineffectiveness was not material during the years ended December 31, 2011, 2010 and 2009.

The Company also uses currency forward and option contracts not formally designated as hedges to manage the currency exchange rate risk associated with the remeasurement of non-functional monetary assets and liabilities. Non-functional monetary assets and liabilities consist primarily of cash, intercompany loans and payables.

The following table presents the gross notional amount of outstanding derivative instruments (in thousands):

	December 31,	
	2011	2010
Derivative instruments designated as cash flow hedges:		
Currency forward contracts	$144,000	$ 86,260
Currency option contracts	—	4,500
Derivative instruments not designated as hedges:		
Currency forward contracts	138,807	179,382

At December 31, 2011, approximately $6,074,000 of deferred net gains on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to net income during the next twelve months as a result of underlying hedged transactions also being recorded in net income. Actual amounts ultimately reclassified to net income are dependent on U.S. dollar exchange rates in effect against the European euro, Canadian dollar, Japanese yen and Korean won when outstanding derivative contracts mature.

At December 31, 2011 the Company's derivative contracts had a remaining maturity of approximately two years or less. All the counterparties to these transactions had both long-term and short-term investment grade credit ratings. The maximum net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was less than $3,000,000 at December 31, 2011. The majority of the Company's derivative counterparties have strong credit ratings and, as a result, the Company does not require collateral to facilitate transactions. The Company does not hold derivatives featuring credit-related contingent terms. In addition, the Company is not a party to any derivative master agreement featuring credit-related contingent terms. Finally, the Company has not pledged assets or posted collateral as a requirement for entering into or maintaining derivative positions.

The following table presents the balance sheet classification and fair value of derivative instruments (in thousands):

	Balance Sheet Classification	December 31, 2011	December 31, 2010
Derivative instruments designated as cash flow hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	$6,591	$ 362
Currency forward contracts	Other non-current assets	1,117	—
Currency option contracts	Prepaid expenses and other current assets	—	15
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	824	2,732
Currency forward contracts	Other long-term liabilities	91	—
Currency option contracts	Accrued liabilities	—	102

	Balance Sheet Classification	December 31, 2011	December 31, 2010
Derivative instruments not designated as hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	$ 645	$ 789
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	2,962	4,169

The following table presents the effect and classification of derivative instruments for the years ended December 31, 2011 and 2010 (in thousands):

	Statement Of Operations Classification	For the Year Ended December 31, 2011	2010	2009
Currency Forward Contracts:				
Derivative instruments designated as cash flow hedges:				
Gain (Loss) recognized in other comprehensive income, net of tax	—	$ 3,489	$1,167	$(3,024)
Gain (Loss) reclassified from accumulated other comprehensive income to income for the effective portion	Cost of sales	(6,862)	1,789	(740)
Loss recognized in income for amount excluded from effectiveness testing and for the ineffective portion	Cost of sales	(1,889)	(230)	(14)
Derivative instruments not designated as hedges:				
Loss recognized in income	Cost of sales	—	(130)	(130)
Gain (Loss) recognized in income	SG&A	1,216	(54)	—

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—FAIR VALUE MEASURES

Certain assets and liabilities are reported at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, under a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 – observable inputs such as quoted prices in active liquid markets;
Level 2 – inputs, other than the quoted market prices in active markets, which are observable, either directly or indirectly; or observable market prices in markets with insufficient volume and/or infrequent transactions; and
Level 3 – unobservable inputs for which there is little or no market data available, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$55,542	$ —	$—	$55,542
Time deposits	10,000	—	—	10,000
Available-for-sale short-term investments				
Time deposits	2,878	—	—	2,878
Other current assets				
Derivative financial instruments (Note 19)	—	7,236	—	7,236
Non-current assets				
Derivative financial instruments (Note 19)	—	1,117	—	1,117
Mutual fund shares	2,521	—	—	2,521
Total assets measured at fair value	$70,941	$8,353	$—	$79,294
Liabilities:				
Accrued liabilities				
Derivative financial instruments (Note 19)	$ —	$3,786	$—	$ 3,786
Other long-term liabilities				
Derivative financial instruments (Note 19)	—	91	—	91
Total liabilities measured at fair value	$ —	$3,877	$—	$ 3,877

Assets and liabilities measured at fair value on a recurring basis at December 31, 2010 are as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$177,104	$ —	$—	$177,104
Time deposits	7,510	—	—	7,510
U.S. Government-backed municipal bonds	—	5,560	—	5,560
Available-for-sale short-term investments				
Short-term municipal bond fund	15,624	—	—	15,624
U.S. Government-backed municipal bonds	—	53,188	—	53,188
Other current assets				
Derivative financial instruments (Note 19)	—	1,166	—	1,166
Non-current assets				
Mutual fund shares	1,670	—	—	1,670
Total assets measured at fair value	$201,908	$59,914	$—	$261,822
Liabilities:				
Accrued liabilities				
Derivative financial instruments (Note 19)	$ —	$ 7,003	$—	$ 7,003
Total liabilities measured at fair value	$ —	$ 7,003	$—	$ 7,003

Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from inputs, other than quoted market prices in active markets, that are directly or indirectly observable in the marketplace and quoted prices in markets with limited volume or infrequent transactions.

There were no material assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2011 or 2010.

SUPPLEMENTARY DATA—QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes the Company's quarterly financial data for the past two years ended December 31, 2011 (in thousands, except per share amounts):

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$333,086	$268,030	$566,791	$526,078
Gross profit	149,536	112,413	249,585	223,774
Net income (loss)	12,770	(13,558)	67,539	36,728
Earnings (loss) per share				
Basic	$ 0.38	$ (0.40)	$ 2.00	$ 1.09
Diluted	0.37	(0.40)	1.98	1.08

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$300,406	$221,831	$504,028	$457,259
Gross profit	127,304	96,922	214,281	190,897
Net income (loss)	9,228	(10,604)	52,205	26,208
Earnings (loss) per share				
Basic	$ 0.27	$ (0.31)	$ 1.55	$ 0.78
Diluted	0.27	(0.31)	1.53	0.77

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Report of Management

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—*

Integrated Framework. Based on our assessment we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

There has been no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the internal control over financial reporting of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Report of Management". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company, and our report dated February 28, 2012, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Portland, Oregon
February 28, 2012

Item 9B. *OTHER INFORMATION*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2012 Proxy Statement entitled "Election of Directors," "Corporate Governance—Code of Business Conduct and Ethics," "Corporate Governance—Board Committees," "Corporate Governance—Director Nomination Policy," and "Section 16(a) Beneficial Ownership Reporting Compliance" are incorporated herein by reference.

See Item 4A of this Annual Report on Form 10-K for information regarding our executive officers.

Item 11. *EXECUTIVE COMPENSATION*

The sections of our 2012 Proxy Statement entitled "Executive Compensation," "Director Compensation," "Corporate Governance—Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" are incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The section of our 2012 Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The sections of our 2012 Proxy Statement entitled "Corporate Governance—Certain Relationships and Related Transactions," "Corporate Governance—Related Transactions Approval Process," and "Corporate Governance—Independence" are incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The sections of our 2012 Proxy Statement entitled "Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" and "Pre-approval Policy" are incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

(a)(1) and (a)(2) Financial Statements. The Financial Statements of Columbia and Supplementary Data filed as part of this Annual Report on Form 10-K are on pages 42 to 73 of this Annual Report.

(b) See Exhibit Index beginning on page 79 for a description of the documents that are filed as Exhibits to this Annual Report on Form 10-K or incorporated herein by reference.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (a)	Other (b)	Balance at End of Period
Year Ended December 31, 2011:					
Allowance for doubtful accounts	$ 7,098	$ 1,045	$ (547)	$ (51)	$ 7,545
Allowance for sales returns and miscellaneous claims	17,236	51,597	(40,651)	19	28,201
Year Ended December 31, 2010:					
Allowance for doubtful accounts	$ 7,347	$ 983	$ (1,304)	$ 72	$ 7,098
Allowance for sales returns and miscellaneous claims	11,951	33,598	(28,819)	506	17,236
Year Ended December 31, 2009:					
Allowance for doubtful accounts	$ 9,542	$ 768	$ (3,133)	$170	$ 7,347
Allowance for sales returns and miscellaneous claims	9,706	29,082	(26,758)	(79)	11,951

(a) Charges to the accounts included in this column are for the purposes for which the reserves were created.
(b) Amounts included in this column primarily relate to foreign currency translation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLUMBIA SPORTSWEAR COMPANY

By: /s/ THOMAS B. CUSICK

Thomas B. Cusick
Senior Vice President, Chief Financial Officer

Date: February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures	Title
/s/ TIMOTHY P. BOYLE **Timothy P. Boyle**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS B. CUSICK **Thomas B. Cusick**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ GERTRUDE BOYLE **Gertrude Boyle**	Chairman of the Board of Directors
/s/ SARAH A. BANY **Sarah A. Bany**	Director
/s/ EDWARD S. GEORGE **Edward S. George**	Director
/s/ MURREY R. ALBERS **Murrey R. Albers**	Director
/s/ JOHN W. STANTON **John W. Stanton**	Director
/s/ WALTER T. KLENZ **Walter T. Klenz**	Director
/s/ STEPHEN E. BABSON **Stephen E. Babson**	Director
/s/ ANDY D. BRYANT **Andy D. Bryant**	Director
/s/ RONALD E. NELSON **Ronald E. Nelson**	Director

Date: February 28, 2012

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Columbia or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Columbia may be found elsewhere in this Annual Report on Form 10-K and Columbia's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit No.	Exhibit Name
3.1	Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
3.2	Amendment to Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002) (File No. 0-23939)
3.3	2000 Restated Bylaws, as amended (incorporated by reference to exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011) (File No. 000-23939)
4.1	See Article II of Exhibit 3.1, as amended by Exhibit 3.2, and Article I of Exhibit 3.3
+10.1	Columbia Sportswear Company 1997 Stock Incentive Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009) (File No. 000-23939)
+*10.2	Form of Nonstatutory Stock Option Agreement for stock options granted prior to July 20, 2006
+10.2(a)	Form of Executive Stock Option Agreement (incorporated by reference to exhibit 10.3 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000) (File No. 000-23939)
+10.2(b)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after July 20, 2006 and before January 23, 2009 (incorporated by reference to exhibit 99.1 to the Company's Form 8-K filed on July 26, 2006)
+10.2(c)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after March 29, 2010 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010) (File No. 000-23939)

Exhibit No.	Exhibit Name
+10.2(d)	Form of Restricted Stock Unit Award Agreement for awards granted prior to January 23, 2009 (incorporated by reference to exhibit 99.2 to the Company's Form 8-K filed on July 26, 2006)
+10.2(e)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 99.3 to the Company's Form 8-K filed on July 26, 2006)
+10.2(f)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after February 24, 2009 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.2(g)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after March 29, 2010 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011) (File No. 000-23939)
+10.2(h)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(i)	Form of Restricted Stock Unit Award Agreement for awards granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(j)	Columbia Sportswear Company 401(k) Excess Plan (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.4	Columbia Sportswear Company Change in Control Severance Plan (incorporated by reference to the Company's Form 8-K filed on January 29, 2009) (File No. 000-23939)
10.5	Credit Agreement between the Company and Wells Fargo Bank National Association dated June 15, 2010 (incorporated by reference to the Company's Form 8-K filed on June 18, 2010) (File No. 0-23939)
10.5(a)	First Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated December 16, 2010 (incorporated by reference to the Company's Form 8-k filed on December 17, 2010) (File No. 0-23939).
10.5(b)	Second Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated September 20, 2011 (incorporated by reference to the Company's Form 8-K filed on September 21, 2011) (File No. 0-23939)
*10.9	Form of Indemnity Agreement for Directors
+10.10	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
+10.11	Executive Incentive Compensation Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
+10.12	Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a) Certification of Timothy P. Boyle, President and Chief Executive Officer

Exhibit No.	Exhibit Name
31.2	Rule 13a-14(a) Certification of Thomas B. Cusick, Senior Vice President and Chief Financial Officer
32.1	Section 1350 Certification of Timothy P. Boyle, President and Chief Executive Officer
32.2	Section 1350 Certification of Thomas B. Cusick, Senior Vice President and Chief Financial Officer
101.INS	XBRL Instance Document **
101.SCH	XBRL Taxonomy Extension Schema Document **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **

\+ Management Contract or Compensatory Plan

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-43199).

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]


Columbia
Sportswear Company

Portland, Oregon

April 16, 2012

Dear Shareholders:

You are cordially invited to attend our annual meeting of shareholders at 3:00 p.m. Pacific Time on Thursday, June 7, 2012, at our headquarters located at 14375 NW Science Park Drive, Portland, Oregon 97229. Details of the business to be conducted at the annual meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. At the annual meeting, we will also report on the company's operations and respond to any questions you may have.

Your vote is very important. Whether or not you attend the annual meeting in person, it is important that your shares are represented and voted at the meeting.

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

If you attend the meeting, you will have the right to revoke your proxy and vote your shares in person. Please read "How You Can Vote" and "How You Can Revoke Your Proxy and/or Change Your Vote" in the Proxy Statement for further information.

Very truly yours,

Timothy P. Boyle
President and Chief Executive Officer

COLUMBIA SPORTSWEAR COMPANY

14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 7, 2012

Dear Shareholders:

Our annual meeting will be held at 3:00 p.m. Pacific Time on Thursday, June 7, 2012, at 14375 NW Science Park Drive, Portland, Oregon 97229. The purpose of the meeting is:

1. To elect directors for the next year;
2. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2012;
3. To approve, by non-binding vote, executive compensation;
4. To approve the 1997 Stock Incentive Plan, as amended; and
5. To act upon any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on April 3, 2012, are entitled to vote at the meeting. A list of shareholders will be available for inspection beginning April 9, 2012, at our corporate headquarters.

By Order of the Board of Directors

Peter J. Bragdon
Senior Vice President of Legal and Corporate Affairs,
General Counsel and Secretary

Portland, Oregon
April 16, 2012

TABLE OF CONTENTS

PROXY STATEMENT

Summary of Procedures 1
- Proxy Statement Information 1
- Electronic Delivery of Proxy Materials 1
- Householding of Proxy Materials 1
- Who Can Vote 1
- How You Can Vote 2
- How You Can Revoke Your Proxy and/or Change Your Vote 2

Security Ownership of Certain Beneficial Owners and Management 3

Corporate Governance 5
- Board Involvement in Risk Oversight 5
- Corporate Governance Guidelines 5
- Independence 5
- Code of Business Conduct and Ethics 6
- Communications with the Board 6
- Board Leadership 6
- Board Meetings 7
- Board Committees 7
- Director Nomination Policy 8
- Director Selection and Qualifications 9
- Board Diversity 9
- Compensation Committee Interlocks and Insider Participation 10
- Certain Relationships and Related Transactions 10
- Related Transactions Approval Process 10
- Section 16(a) Beneficial Ownership Reporting Compliance 10

Director Compensation 11
- 2011 Director Compensation Table 12

Proposal 1: Election of Directors 12

Audit Committee Report 16

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm 17
- Principal Accountant Fees and Services 17
- Pre-Approval Policy 17

Compensation Committee Report 19

Executive Compensation 20
- Compensation Discussion and Analysis 20
  - Executive Summary 20
  - Summary Compensation Table 32
  - 2011 Grants of Plan-Based Awards Table 33
  - 2011 Outstanding Equity Awards at Fiscal Year-End Table 36
  - 2011 Option Exercises and Stock Vested Table 37
  - 2011 Nonqualified Deferred Compensation 38
  - Potential Payments Upon Termination or Change in Control 38

Proposal 3: Advisory Vote (Non-binding) Approving Executive Compensation 41

Proposal 4: Approval of the 1997 Stock Incentive Plan, as Amended 43

Additional Information 48
- Form 10-K 48
- Other Materials 49
- Shareholder Proposals to be Included in Columbia's Proxy Statement 49
- Shareholder Proposals Not in Columbia's Proxy Statement 49
- Discretionary Authority 49
- Shareholder Nominations for Director 49

Directions 50

Appendix A – 1997 Stock Incentive Plan, as Amended A-1

COLUMBIA SPORTSWEAR COMPANY

PROXY STATEMENT

Annual Meeting of Shareholders

SUMMARY OF PROCEDURES

Proxy Statement Information. The Board of Directors of Columbia Sportswear Company, an Oregon corporation, is soliciting proxies to be used at the annual meeting of shareholders to be held at 3:00 p.m. Pacific Time on Thursday, June 7, 2012, at Columbia's headquarters, located at 14375 NW Science Park Drive, Portland, Oregon 97229, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement, our 2011 Annual Report to Shareholders, and our form of proxy will be provided to shareholders on or about April 16, 2012. The expense of soliciting proxies, including the cost of preparing, assembling, and mailing the Notice, Proxy Statement, 2011 Annual Report to Shareholders and form of proxy, will be borne by Columbia. We will ask fiduciaries, custodians, brokerage houses and similar parties to forward copies of proxy materials to beneficial owners of our Common Stock, and we will reimburse these parties for their reasonable and customary charges for distribution expenses. Proxies may be solicited by use of the mail and the Internet, and our directors, officers and employees may also solicit proxies by telephone, facsimile, and personal contact. No additional compensation will be paid for these services.

Electronic Delivery of Proxy Materials. In accordance with Securities and Exchange Commission rules, Columbia's proxy materials are available to all shareholders on the Internet. Instead of receiving paper copies of the Notice, Annual Report to Shareholders, Proxy Statement and proxy card in the mail, you may access these communications electronically via the Internet. If you received any proxy materials in the mail this year and would like to receive the materials electronically next year, please write to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Householding of Proxy Materials. The Securities and Exchange Commission has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," may be more convenient for shareholders and less expensive for companies. A number of brokers with accountholders who are company shareholders will be householding our Notice or proxy materials. If you have received notice from Columbia or your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent to householding. If you wish to receive a separate set of our proxy materials now or in the future, we will promptly deliver a separate copy of these materials to you upon written or oral request made to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. You may also contact Investor Relations at (503) 985-4000. If at any time you no longer wish to participate in householding, please notify your broker or write to us at the address listed above. If you currently receive multiple copies of the proxy materials and would like to request householding, please contact your broker or write to us at the address above.

Who Can Vote. Only shareholders of record at the close of business on April 3, 2012 (the "record date") are entitled to notice of and to vote at the annual meeting or any adjournments of the annual meeting. At the close of business on April 3, 2012, 33,771,274 shares of our Common Stock, the only authorized class of voting security of the company, were issued and outstanding. Because holders of Common Stock are entitled to one vote per share, a total of 33,771,274 votes are entitled to be cast at the annual meeting.

How You Can Vote. Shareholders may vote in person at our annual meeting or by proxy. To vote by proxy:

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

All shares for which a proxy has been properly granted and not revoked will be voted at the annual meeting in accordance with your instructions. If you grant a proxy but do not give voting instructions, the shares represented by your proxy will be voted as recommended by the Board of Directors.

How You Can Revoke Your Proxy and/or Change Your Vote. If you are a shareholder of record, you can revoke your proxy at any time before it is voted at the annual meeting by:

- Submitting to the Secretary a written notice of revocation bearing a later date than the date of your proxy;
- Submitting to the Secretary a later-dated proxy relating to the same shares; or
- Attending the annual meeting and voting in person. If your shares are held in the name of a broker, bank, trust, or other nominee, you must obtain a proxy, executed in your favor, from the nominee to be able to vote at the meeting.

Any written notice revoking a proxy should be sent to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229, or hand-delivered to the Secretary at or before the vote at the annual meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 3, 2012, regarding the beneficial ownership of shares of our Common Stock by (i) each person known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors, (iii) each executive officer named in the Summary Compensation Table (each, a "named executive officer"), and (iv) all of our executive officers and directors as a group. The address for each of our executive officers and our directors is 14375 NW Science Park Drive, Portland, Oregon 97229. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the shares owned by them.

Name	Shares Beneficially Owned	Percentage of Shares(1)
Timothy P. Boyle	14,306,760(2)	42.36
Gertrude Boyle	5,310,707	15.73
Sarah A. Bany	1,535,862(3)	4.54
John W. Stanton	301,783(4)	*
Bryan L. Timm	159,730(5)	*
Michael W. McCormick	100,508(6)	*
Stephen E. Babson	83,758(7)	*
Thomas B. Cusick	59,888(8)	*
Walter T. Klenz	52,715(9)	*
Edward S. George	46,307(10)	*
Murrey R. Albers	41,710(11)	*
Andy D. Bryant	37,205(12)	*
Ronald E. Nelson	1,868(13)	*
Michael W. Cook Asset Management, Inc, dba SouthernSun Asset Management† 6070 Poplar Avenue, Suite 300, Memphis, TN 38119	1,820,572(14)	5.39
Royce & Associates, LLC† 745 Fifth Avenue, New York, NY 10151	2,074,939	6.14
All executive officers and directors as a group (14 persons)	22,108,839(15)	64.31

* Less than 1%

† Based solely on information set forth in Schedule 13G for the year ended December 31, 2011, as filed with the Securities & Exchange Commission.

(1) Shares that the person or group has the right to acquire within 60 days after April 3, 2012 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes (a) 508,301 shares held in trust, for which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's family, (b) 417 shares held in trust for Mr. Boyle's wife, for which she is trustee, (c) 2,524,723 shares held in ten grantor retained annuity trusts for which Mr. Boyle is trustee and income beneficiary, (d) 1,000 shares held in the Boyle Columbia Sportswear Company Voting Trust, for which Mr. Boyle serves as initial trustee. The Voting Trust provides for the deposit of additional shares of Columbia Common Stock and the appointment of successor trustees in the event of Mr. Boyle's death or incapacity (as defined in the voting trust agreement) and (e) 135,044 shares held in two generation skipping trusts, for which Mr. Boyle's wife is the trustee, for the benefit of Mr. Boyle's family.

(3) Includes (a) 253,401 shares held in two grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (b) 264,331 shares held by DSRA, LLC and (c) 42,904 shares subject to options exercisable within 60 days after April 3, 2012 and 583 shares subject RSUs that vest within 60 days after April 3, 2012. Also includes 10,883 shares held by the Marie Lamfrom Charitable Foundation, for which Ms. Bany is a trustee. Ms. Bany disclaims beneficial ownership of these shares.

(4) Includes 25,000 shares held by the Aven Foundation, for which Mr. Stanton is a trustee. Mr. Stanton disclaims beneficial ownership of these shares. Also includes 38,937 shares subject to options exercisable within 60 days after April 3, 2012 and 1,201 shares subject to RSUs that vest within 60 days after April 3, 2012.

(5) Includes 146,975 shares subject to options exercisable within 60 days after April 3, 2012. Amount does not include 3,010 shares earned under the company performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2012.

(6) Includes 80,095 shares subject to options exercisable within 60 days after April 3, 2012. Amount does not include 2,978 shares earned under the company performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2012.

(7) Includes (a) 2,250 shares held by Babson Capital Partners, LP, for which Mr. Babson is general partner, (b) 5,500 shares held by the Jean McCall Babson Trust, for which Mr. Babson is trustee and whose beneficiaries include members of Mr. Babson's family, (c) 1,000 shares held by Mr. Babson's wife and (d) 37,912 shares subject to options exercisable within 60 days after April 3, 2012 and 1,433 shares subject to RSUs that vest within 60 days after April 3, 2012.

(8) Includes 53,465 shares subject to options exercisable within 60 days after April 3, 2012. Amount does not include 753 shares earned under the company performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2012.

(9) Includes 37,711 shares subject to options exercisable within 60 days after April 3, 2012 and 1,201 shares subject RSUs that vest within 60 days after April 3, 2012.

(10) Includes 11,101 shares held by Edward S. George and Vilora Lynn George, Trustees of the Amended and Restated George Family Trust, dated May 15, 2006. Also includes 33,005 shares subject to options exercisable within 60 days after April 3, 2012 and 1,201 shares subject to RSUs that vest within 60 days after April 3, 2012.

(11) Includes 33,005 shares subject to options exercisable within 60 days after April 3, 2012 and 2,129 shares subject to RSUs that vest within 60 days after April 3, 2012.

(12) Includes 26,172 shares subject to options exercisable within 60 days after April 3, 2012 and 1,433 shares subject to RSUs that vest within 60 days after April 3, 2012.

(13) Includes 839 shares subject to options exercisable within 60 days after April 3, 2012 and 729 shares subject to RSUs that vest within 60 days after April 3, 2012.

(14) As reported, holder has sole power to vote or to direct the vote to 1,593,217 shares.

(15) Includes 598,074 shares subject to options exercisable within 60 days after April 3, 2012, and 9,910 shares subject to RSUs that vest within 60 days after April 3, 2012.

CORPORATE GOVERNANCE

Board Involvement in Risk Oversight. Columbia's management is responsible for identifying, assessing and managing the material risks facing Columbia. The Board of Directors generally oversees Columbia's risk management practices and processes. The Board has delegated primary oversight of the management of (i) financial and accounting risks to the Audit Committee, (ii) compensation risk to the Compensation Committee and (iii) governance and compliance risks to the Nominating and Corporate Governance Committee. Each of these committees routinely reports to the Board on the management of these specific risk areas. To permit the Board and its committees to perform their respective risk oversight roles, individual members of management who supervise Columbia's risk management report directly to the Board or the relevant committee of the Board responsible for overseeing the management of specific risks, as applicable. For this purpose, management has a high degree of access and communication with independent directors. Because a majority of the Board consist of independent directors and each committee of the Board consists solely of independent directors, Columbia's risk oversight structure conforms to the Board's leadership structure discussed below and Columbia's belief that having a strong, independent group of directors is important for good governance.

The Board of Directors also oversees and participates in a process of risk assessment within Columbia that is designed to identify the most salient enterprise risks facing Columbia's business and to evaluate how Columbia's corporate strategies align to manage those risks. Annually, each independent director participates in interviews and provides his judgment and assessment of the relative likelihood and magnitude of risks identified. The overall assessment also includes participation from company executives and a broad selection of managers. The results of the annual assessment are reviewed with and discussed by the entire Board. The Board believes that the process serves to identify material risks in a timely manner and to promote, when necessary, appropriate actions to address the management of the risks.

Finally, the Board oversees various organizational structures, policies and procedures at Columbia to promote ethical conduct and compliance with laws and regulations. For example, Columbia maintains a Code of Business Conduct and Ethics for which a confidential compliance line has been established for employees to report violations of the Code, and the chairs of the Audit Committee and the Nominating and Corporate Governance Committee receive copies of all reports.

Corporate Governance Guidelines. Columbia's Board of Directors has adopted and annually reviews Corporate Governance Guidelines that address:

- Director qualifications;
- Director independence;
- Director responsibilities;
- Board committees;
- Director access to officers, employees and others;
- Director compensation;
- Director orientation and continuing education;
- Chief Executive Officer evaluation and management succession;
- Annual board and committee performance evaluations; and
- Review of the Corporate Governance Guidelines.

A copy of our Corporate Governance Guidelines is available on our website at www.columbia.com.

Independence. The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter that is available for review on our website at www.columbia.com. Under our Nominating and Corporate Governance Committee Charter, which adopts the standards for "independence" under the applicable NASDAQ listing rules and the Securities and Exchange Commission rules, a majority of the members of the Board of Directors must be independent, as determined by the Board of Directors. The Board of Directors has determined that Messrs. Albers, Babson, Bryant, George, Klenz, Nelson and Stanton are independent and, accordingly, a majority of our Board of Directors is independent. In addition, all members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. There are no undisclosed transactions, relationships, or arrangements that were considered by the Board of Directors in connection with the determination of whether any particular director is independent.

Code of Business Conduct and Ethics. Our Board has adopted a Code of Business Conduct and Ethics that sets out basic principles to guide all of Columbia's officers, directors and employees worldwide, as well as representatives, consultants and agents in their dealings with or on behalf of Columbia. Employees have access to a confidential compliance line operated by an outside agency where they can report concerns anonymously. Our Code of Business Conduct and Ethics has been translated into various languages and is available to our employees. A copy of our Code of Business Conduct and Ethics is available on our website at www.columbia.com.

Communications with the Board. Any shareholder may communicate with the Board of Directors, individually or as a group, by writing to the member or members of the Board of Directors, c/o Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Secretary and submitted to the individual director or directors to whom the communications are addressed. Communications with the Board of Directors regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors must be made in accordance with the Director Nomination Policy described below.

Board Leadership. Under our Board structure, leadership is provided primarily by the persons in the following positions, each of whom performs separate roles:

- Chairman of the Board;
- President and Chief Executive Officer; and
- Chair of the Nominating and Corporate Governance Committee.

Gertrude Boyle is Chairman of the Board and Timothy P. Boyle is our President and Chief Executive Officer. Most of the functions typically performed by a chairman, such as convening and presiding over meetings of the Board, are performed by our President and Chief Executive Officer rather than our Chairman. As Chairman, Mrs. Boyle is recognized as a leader, keeper of institutional knowledge and significant stakeholder of Columbia. As President and Chief Executive Officer, Mr. Boyle is primarily responsible for Columbia's general operations and implementing its business strategy. Mr. Boyle is also Columbia's largest shareholder. For these reasons, the Board believes that, at this time, Columbia and its shareholders are best served by having the President and Chief Executive Officer convene, establish agenda items for, and preside over meetings of the Board.

Columbia believes that having a strong, independent group of directors is important for good governance, and the Board has been, and continues to be, a strong proponent of Board independence. Consequently, Columbia's corporate governance structures and practices include several independent oversight mechanisms. For example,

- seven of the Board's ten members and each of the members of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are independent directors under applicable NASDAQ listing rules;
- each director is free to suggest the inclusion of items for the Board's agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting; and

- the charters of each of the Board's standing committees provide that each of these committees may seek legal, accounting or other expert advice from sources independent of Columbia's management.

Moreover, the Board believes Columbia's corporate governance practices ensure that strong and independent directors will continue to effectively oversee Columbia's management and key issues related to long-range business plans, strategy and risks, and integrity. Pursuant to these governance practices, the Chairman of the Nominating and Corporate Governance Committee, in addition to his role as chairman of that committee:

- convenes and presides over meetings of the independent directors in executive session;
- convenes and presides over an annual off-site meeting of the independent directors; and
- is available for consultation and direct communication from shareholders, if requested.

In performing the duties described above, the Chairman of the Nominating and Corporate Governance Committee consults with the chairs of the appropriate Board committees and solicits their participation.

We intend to reexamine our Board leadership structure on an ongoing basis to ensure that it continues to meet Columbia's needs.

Board Meetings. The Board of Directors met five times in 2011. Three executive sessions of the Board of Directors were held in 2011. Each director attended at least 75% of the total number of meetings of the Board of Directors and of each committee on which the director serves. We do not maintain a formal policy regarding director attendance at annual shareholder meetings. Three of our ten directors attended our 2011 annual meeting of shareholders.

Board Committees. The Board of Directors has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee each operate under a written charter that is available for review on our website at www.columbia.com. The current membership of each committee and its principal functions, as well as the number of times it met during fiscal year 2011, are described below.

Audit Committee. The Audit Committee is composed of Messrs. George, Bryant, Nelson and Stanton. Mr. Nelson joined the Committee in January 2012. The Board of Directors has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements. The Board has also determined that Mr. George is an "audit committee financial expert" as defined in regulations adopted by the Securities and Exchange Commission. A description of the functions performed by the Audit Committee and Audit Committee activity is set forth below in "Report of the Audit Committee." The Audit Committee met five times in 2011. Mr. George chairs the Audit Committee.

Compensation Committee. The Compensation Committee is composed of Messrs. Albers, Babson and Klenz. The Compensation Committee determines compensation for the company's executive officers and administers the company's 1997 Stock Incentive Plan, the 1999 Employee Stock Purchase Plan and the Executive Incentive Compensation Plan. The Compensation Committee's processes and procedures for determining compensation for the company's executive officers and directors are described below in "Compensation Discussion and Analysis." The Compensation Committee met five times in 2011. Mr. Albers chairs the Compensation Committee.

The Compensation Committee retained PricewaterhouseCoopers LLP as its outside compensation consultant for 2011. The Committee chose PricewaterhouseCoopers primarily because of the competence, knowledge, background and reputation of the representative who advises the Committee. The consultant reports directly to the Committee. Based on direction from the Committee, PricewaterhouseCoopers provides the Committee with:

- information about market trends in executive officer compensation;
- general information on compensation practices at other companies;

- specific data on the compensation paid to executive officers at peer companies; and
- analyses of performance measures used in incentive programs.

PricewaterhouseCoopers also:

- assists the Committee in its evaluation of executive pay, practices and programs; and
- advises the Committee on ad hoc issues related to broad-based compensation plans and international compensation issues.

PricewaterhouseCoopers reports on executive officer compensation matters and presents findings directly to the Compensation Committee, but does not provide recommendations on compensation decisions for individual executive officers. From time to time our Vice President of Global Human Resources provides information and feedback to PricewaterhouseCoopers on various compensation matters. Moreover, PricewaterhouseCoopers provides our Vice President of Global Human Resources and our President and CEO with copies of the information provided to the Committee.

In 2011, management separately engaged PricewaterhouseCoopers to perform tax consulting services. Tax consulting arrangements are requested and approved by management separately from any work that is requested by the Compensation Committee. The PricewaterhouseCoopers representative who provides services to the Committee did not participate in these tax consulting services. Also in 2011, Columbia subscribed to PricewaterhouseCoopers' update service regarding regulatory developments in the European Union. The following is a summary of the approximate fees incurred by Columbia to PricewaterhouseCoopers in 2011 for all services, as categorized below:

	2011
Executive and Director Compensation Consulting Fees(1)	$ 88,580
Other Fees(2)	$369,594
Total	$458,174

(1) Fees for services requested and approved by the Compensation Committee and billed to Columbia by PricewaterhouseCoopers LLP in 2011 consisted of (i) industry survey and analysis of executive positions and industry survey and analysis of executive compensation and hiring packages; (ii) director compensation survey and analysis; (iii) executive compensation trend analyses; (iv) equity plan design and analysis; and (v) attendance at Compensation Committee meetings.

(2) Other fees for services requested and approved by management consisted of domestic and international tax consulting and transaction analyses, a regulatory update service and customs advice.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Albers, Babson, Bryant, George, Klenz, Nelson and Stanton. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become Board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by shareholders for nomination as director in accordance with the procedures described under "Director Nomination Policy" below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Board of Directors and its committees. The Nominating and Corporate Governance Committee met three times in 2011. Mr. Babson chairs the Nominating and Corporate Governance Committee.

Director Nomination Policy. Shareholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors by submitting a written recommendation to the Nominating and Corporate Governance Committee, c/o Peter J.

Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include sufficient biographical information concerning the recommended individual, including age, five-year employment history with employer names and a description of the employer's business, whether the individual can read and understand financial statements, and board memberships, if any, for the Nominating and Corporate Governance Committee to consider. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders. Recommendations received by December 31, 2012 will be considered for nomination at the 2013 Annual Meeting of Shareholders. Recommendations received after December 31, 2012 will be considered for nomination at the 2014 Annual Meeting of Shareholders. In addition to shareholder recommendations, the Nominating and Corporate Governance Committee may identify potential director nominees through referrals by directors, officers, employees and third parties, including search firms, and internal research and recruitment activities.

Director Selection and Qualifications. Following the identification of director candidates, the Nominating and Corporate Governance Committee meets to discuss and consider each candidate's qualifications and determines by majority vote the candidates who the Committee believes will best serve Columbia. In evaluating director candidates, the Committee considers a variety of factors, including the composition of the Board as a whole, the characteristics of each candidate, and the performance and continued tenure of incumbent Board members. The Committee considers these factors to evaluate potential candidates regardless of the source of the recommendation. The Committee believes that director candidates should possess high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and the ability to exercise sound business judgment. Candidates must also be over 21 years of age. In addition, the Committee believes at least one member of the Board should meet the criteria for an "audit committee financial expert" as defined by the Securities and Exchange Commission rules, and that a majority of the members of the Board should meet the definition of "independent director" under the applicable NASDAQ listing requirements. The Committee also believes key members of our management should participate as members of the Board.

As described above, our Board believes that maintaining a strong, independent group of directors that comprises a majority of our Board is important for good governance, and seven of our ten directors qualify as independent. The Board believes that all of our independent directors (i) are financially literate and (ii) possess the other qualities described in our Corporate Governance Guidelines, including integrity and moral responsibility, the capacity to evaluate strategy and reach sound conclusions and the willingness and ability to devote the time required to fulfill the duties of a director. In addition, the Board places high value on the ability of individual directors to contribute to a constructive Board environment.

The Board believes that our directors, as a whole, provide the diversity of experience and skills necessary for a well-functioning board. All of our independent directors have substantial senior executive-level business experience. Each of Mrs. Boyle, Mr. Boyle and Ms. Bany are significant shareholders of Columbia, and as such their interests are aligned with other shareholders for building long-term shareholder value. For a more complete description of individual backgrounds, professional experiences, qualifications and skills, see the director profiles set forth under "Election of Directors" below.

Board Diversity. Columbia's Corporate Governance Guidelines establish that the Nominating and Corporate Governance Committee of the Board is responsible for reviewing annually with the Board the desired skills and characteristics of new Board members and the composition of the Board as a whole. In assessing the appropriate composition of the Board, the Committee considers factors set forth in the Corporate Governance Guidelines, including diversity. Although the Board does not maintain a specific policy with respect to Board diversity, the Board believes that the Board should be a diverse body, and the Committee considers a broad range of background and experience in its assessment. The Committee considers these and other factors as it oversees the annual Board and committee assessments.

Compensation Committee Interlocks and Insider Participation. No member of our Compensation Committee is a past or present officer or employee of ours or any of our subsidiaries, nor has any member of our Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934. Likewise, none of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, where one of the other entity's executive officers served on our Board of Directors or Compensation Committee.

Certain Relationships and Related Transactions. Joseph P. Boyle, son of Timothy P. Boyle and grandson of Gertrude Boyle, is employed by Columbia as a general merchandising manager. Joseph P. Boyle receives an annual salary of $161,250 and is eligible to receive bonus, equity and employment benefits available to other employees in comparable positions. The Nominating and Corporate Governance Committee reviewed and ratified this arrangement.

B2 Flight LLC, a limited liability company wholly owned by Timothy P. Boyle and his wife, leases its aircraft to Columbia for business use upon request and on a per use basis at prices comparable to commercial airfare for each business traveler. Columbia directly employs pilots and a mechanic for flight crew services and pays all related costs. Such costs are billed to and reimbursed by B2 Flight LLC, net of a portion allocable to Columbia's business use of the aircraft. In 2011, Columbia paid B2 Flight LLC $81,704 for use of the aircraft. Columbia also incurred expenses totaling $71,447 for related flight crew services (net of $411,007 reimbursed by B2 Flight LLC). We believe that these transactions were on terms at least as fair to Columbia as those that would have been available in arm's-length negotiated transactions.

Our Chairman, Gertrude Boyle, was the victim of a targeted crime, including an attempted kidnapping, in November 2010. In response to the incident, Columbia established security protocols recommended by an independent security review for Mrs. Boyle and hired a former police officer to oversee those protocols. The former police officer is an in-law of Timothy P. Boyle.

Related Transactions Approval Process. Our Nominating and Corporate Governance Committee generally approves in advance any transactions with an officer, director, 5% or greater shareholder, or any immediate family member of an officer, director, or 5% or greater shareholder ("related person") pursuant to our related person transaction approval policy. A "related person transaction" is any actual or proposed transaction or series of transactions amounting to more than $120,000 in which Columbia was or is to be a participant, and in which a related person had or will have a direct or indirect material interest. Our policy requires that the Committee review the material facts of any transaction that could potentially qualify as a "related person transaction" and either approve or disapprove of our entry into the transaction. If advance Committee approval is not feasible, the related person transaction is considered, and if the Committee determines it to be appropriate, ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated person in the same or similar circumstances and the extent of the related person's direct or indirect interest in the transaction. If a related person transaction is ongoing, the Committee may establish guidelines for management to follow in its ongoing dealings with the related person. Thereafter, the Committee reviews and assesses ongoing relationships with the related person annually to confirm they are in compliance with the Committee's guidelines and are appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors, and beneficial owners of more than 10% of our Common Stock are required to furnish to us copies of all section 16(a) reports they file. Based solely on a review of reports that we received and on written representations from reporting persons regarding compliance, we believe that all section 16(a) transactions were reported on a timely basis in 2011.

DIRECTOR COMPENSATION

Our director compensation program is intended to enable us to:

- attract and retain qualified non-employee directors by providing total compensation that is competitive with other companies; and
- align directors' interests with shareholders' interests by including equity as a significant portion of each non-employee director's compensation package.

In setting director compensation, we consider compensation offered to directors by other companies, the amount of time that our directors spend providing services to us, and the experience, skill and expertise that our directors have. Directors who are employees of Columbia receive no separate compensation for their service as directors.

Each director who is not a Columbia employee receives:

- a $60,000 annual board service fee;
- a $10,000 annual committee service fee for each committee on which the director serves as a member;
- a $15,000 annual committee chair fee for each committee (except the Audit Committee) that the director serves on as chair;
- a $20,000 annual Audit Committee chair fee if the director chairs the Audit Committee;
- a $3,500 company merchandise allowance;
- reasonable out-of-pocket expenses incurred in attending meetings; and
- an annual equity award as follows:
  - a stock option grant valued at $50,000 (using the Black-Scholes valuation method) to purchase shares of our Common Stock at an exercise price equal to the closing market price of our Common Stock on the date of grant, and
  - a grant of time-based restricted stock units valued at $50,000 based on the closing market price of our Common Stock on the date of grant, discounted by the present value of the future stream of dividends over the vesting period using the Black-Scholes valuation method.

One-third of the stock options become exercisable and one-third of the shares of restricted stock units vest annually on each anniversary of the grant date. Directors may elect to receive equity compensation in lieu of all or half of the $60,000 cash retainer, allocated between stock options and/or restricted stock unit awards that vest in full on the first anniversary of the grant date. As described in more detail below, in 2011, five of our eight non-employee directors elected to receive equity compensation in lieu of half or all of their $60,000 annual board service fee for the twelve month period beginning May 27, 2011.

In January 2010, the Board of Directors modified the compensation program for non-employee directors by permitting directors who own more than $50 million of Columbia Common Stock to elect to receive cash in lieu of the annual equity award. Cash payments are made in a single lump sum based on the present value of $100,000 if paid over the three-year period applicable to the annual equity awards. Sarah A. Bany elected to receive cash in lieu of the 2011 annual equity awards.

2011 Director Compensation Table

The following table summarizes the compensation earned by each non-employee director in 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Sarah A. Bany	158,488	—	—	3,500	161,988
Murrey R. Albers	40,000	110,056	50,010	3,500	203,566
Stephen E. Babson	55,000	65,024	65,026	1,041	186,091
Andy D. Bryant	50,000	65,024	65,026	3,500	183,550
Edward S. George	90,000	50,014	50,010	2,677	192,701
Walter T. Klenz	80,000	50,014	50,010	3,394	183,418
Ronald E. Nelson	20,000	80,035	50,010	636	150,681
John W. Stanton	50,000	50,014	80,023	3,500	183,537

(1) The amounts set forth in the "Stock Awards" and "Option Awards" columns in the table above reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718—Stock Compensation. These amounts may not correspond to the actual value eventually realized by the director, which depends in part on the market value of our Common Stock in future periods. Assumptions used in the calculation of these amounts are described in the Notes to Consolidated Financial Statements for the year ended December 31, 2011, included in Columbia's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The following table sets forth the aggregate number of stock awards and the aggregate number of option awards held as of December 31, 2011, by each of our directors.

Name	Stock Awards Outstanding	Option Awards Outstanding
Timothy P. Boyle	—	—
Gertrude Boyle	—	—
Sarah A. Bany	583	42,904
Murrey R. Albers	3,010	42,113
Stephen E. Babson	2,314	40,698
Andy D. Bryant	2,314	28,958
Edward S. George	2,082	35,791
Walter T. Klenz	2,082	43,747
Ronald E. Nelson	1,258	2,515
John W. Stanton	2,082	41,723

(2) The amounts set forth in the "All Other Compensation" column consist of the clothing allowance accepted by the respective director.

Annual cash fees paid to the directors are recommended by the Compensation Committee for Board approval and paid quarterly beginning on the date the director is elected by shareholders at our annual meeting of shareholders. The 2011 Director Compensation Table does not include reimbursement for reasonable out-of-pocket expenses incurred in connection with meeting attendance. Messrs. Babson, Bryant, Nelson and Stanton each elected to receive equity in lieu of $30,000 of the annual fees due to them for 2011-2012 service and Mr. Albers elected to receive equity in lieu of $60,000 of the annual fees due to him for 2011-2012 service. Equity grants in lieu of fees are included in the "Stock Awards" and "Option Awards" columns as described in Footnote 1 above.

PROPOSAL 1: ELECTION OF DIRECTORS

A Board of ten directors will be elected at the Annual Meeting. The directors are elected at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. Proxies received from shareholders, unless directed otherwise, will be voted FOR election of the following nominees: Mrs. Gertrude Boyle, Ms. Sarah A. Bany, and Messrs. Timothy P. Boyle, Murrey R. Albers, Stephen E. Babson, Andy D. Bryant, Edward S. George, Walter T. Klenz, Ronald E. Nelson and John W. Stanton. Each nominee is now a director of Columbia. If any of the nominees for director becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to a proxy for a substitute or substitutes. Set forth below are the name, age and occupation of each of the nominees. Specific skills contributing to the nominee's overall qualifications as a member of the Board are also highlighted.

Name, Principal Occupation, Other Directorships and Qualification Highlights

Gertrude Boyle (age 88) has served as Chairman of the Board of Directors since 1970. Mrs. Boyle also served as Columbia's President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle and Sarah A. Bany's mother. Mrs. Boyle has been involved in the business throughout its various stages and, in particular, she has been an active participant in Columbia's promotional campaigns. Mrs. Boyle's philanthropic endeavors and leadership in the Portland community have been widely recognized and honored, enhancing Columbia's community relationships.

Timothy P. Boyle (age 62) has served on the Board of Directors since 1978. Mr. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. Mr. Boyle is also a member of the board of directors of Northwest Natural Gas Company (NYSE: NWN) and Craft Brewers Alliance, Inc. (Nasdaq: BREW). Mr. Boyle is Gertrude Boyle's son and Sarah A. Bany's brother. Mr. Boyle has spent his entire business career growing Columbia into one of the largest outerwear companies in the world. Mr. Boyle's customer relationships, market knowledge and breadth of experience performing nearly every function within Columbia has resulted in a deep understanding of the business issues facing Columbia.

Sarah A. Bany (age 53) has served on the Board of Directors since 1988. Since 2001, Ms. Bany has been a co-owner of Moonstruck Chocolate Company, where she currently serves as Executive Vice President of Brand Development. From 1979 to August 1998, Ms. Bany held various positions at Columbia, including Director of Retail Stores. Ms. Bany is Gertrude Boyle's daughter and Timothy P. Boyle's sister. Ms. Bany's years of service at Columbia and her brand development experience has resulted in a deep understanding of Columbia's business, particularly with respect to brand enhancement and marketing.

Murrey R. Albers (age 71) has served on the Board of Directors since July 1993. Mr. Albers chairs the Compensation Committee. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975. Mr. Albers' executive experience provides Columbia with insights into operations, acquisitions and valuable business relationships in the region where Columbia operates its headquarters.

Stephen E. Babson (age 61) has served on the Board of Directors since July 2002. Mr. Babson chairs the Nominating and Corporate Governance Committee. Mr. Babson has been a managing director in Endeavour Capital, a Northwest private equity firm, since April 2002. Before that, Mr. Babson was an attorney at Stoel Rives LLP. Mr. Babson joined Stoel Rives in 1978, was a partner from 1984 to February 2002, and served as its chairman from July 1999 to February 2002. Mr. Babson serves on a number of boards of privately-held companies, including ESCO Corporation, Columbus Foods, LLC, Little Red Services, Inc., National Frozen Foods Corporation, New Seasons Market, LLC, Northland Transportation Company, Tidewater Holdings, Inc., Bristol Farms, Inc. and Vigor Industrial, LLC. Mr. Babson brings a combination of financial and legal expertise to the Board. His experience in a private equity firm provides Columbia with valuable insights related to capital markets, strategic planning and financial integrity.

Andy D. Bryant (age 61) has served on the Board of Directors since 2005. Mr. Bryant is Executive Vice President, Vice Chairman and designated Chair-Elect of Intel Corporation (Nasdaq: INTC). Mr. Bryant was named a director and vice chairman of Intel in July 2011 and most recently served as Executive Vice President of Technology, Manufacturing and Enterprise Services and Chief Administrative Officer of Intel Corporation until January 2012. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation, became the Chief Financial Officer in February 1994, and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999, and was promoted to Chief Administrative Officer in October 2007. Prior to joining Intel, Mr. Bryant held positions in finance at Ford Motor Company and Chrysler Corporation. Mr. Bryant served on the Board of Directors of Synopsys, Inc. (Nasdaq: SNPS) from 1999 to 2005 and is a member of the board of directors of Intel Corporation, Kryptiq Corporation and McKesson Corporation (NYSE: MCK). Mr. Bryant's years of experience at a large, global public company provide operational, strategic planning and financial expertise to the Board.

Edward S. George (age 75) has served on the Board of Directors since 1989. For 30 years, until his retirement, Mr. George worked in the banking industry. From 1980 to 1990, he was President and Chief Executive Officer of Torrey Pines Bank and from 1991 to 1998 he served as a financial consultant. Mr. George also served as a director of First National Bank of San Diego until its sale in September 2002. Mr. George's banking experience provides the Board and the Audit Committee, for which he serves as chair, with valuable financial expertise. The Board has designated Mr. George as an "audit committee financial expert."

Walter T. Klenz (age 66) has served on the Board of Directors since 2000. He served as Managing Director of Beringer Blass Wine Estates from 2001 until his retirement in 2005. Mr. Klenz became President and Chief Executive Officer of Beringer Wine Estates in 1990, and Chairman of its board of directors in August 1997, and he served in those positions until the 2000 acquisition of Beringer Wine Estates by Foster's Group Limited. Mr. Klenz joined Beringer Wine Estates in 1976 as director of marketing for the Beringer brand, where he also served as Chief Financial Officer from 1981 to 1990. He served as a director of America West Airlines from 1998 until 2005. Mr. Klenz also serves as a director of Vincraft Group and J. Lohr Winery, both privately-held wine companies. Mr. Klenz brings a combination of global branding, distribution, financial and operational expertise to the Board.

Ronald E. Nelson (age 69) has served on the Board of Directors since 2011. He joined NIKE, Inc. in 1976 and went on to serve as vice president from 1982 to 1997, overseeing a wide variety of operations, including NIKE's early advertising, promotions and retail operations, global footwear sourcing and financing, and the global apparel division, and served as president of NIKE's Japanese subsidiary from 1995-1997, retiring from NIKE in 1997. Mr. Nelson served as an advisory board member to Columbia Sportswear in the 1970s and today serves as an informal advisor to several small companies. Mr. Nelson's broad and deep experience within the apparel and footwear industry provides the Board with insights and guidance regarding our global supply chain, marketing and growth strategies.

John W. Stanton (age 56) has served on the Board of Directors since 1997. Mr. Stanton is currently engaged in private investment activities, including Trilogy Equity Partners, which invests in wireless-related companies, and Trilogy International Partners, which operates wireless systems internationally. Mr. Stanton served as Chairman and Chief Executive Officer of Western Wireless Corporation and its predecessor companies from 1992 until shortly after its acquisition by ALLTEL Corporation in 2005. From 1994 to 2002, Mr. Stanton also served as Chairman and Chief Executive Officer of VoiceStream Wireless Corporation. From March to August 2011, Mr. Stanton served as interim Chief Executive Officer of Clearwire Corporation (Nasdaq: CLWR). Mr. Stanton is chairman of the board of directors of Clearwire Corporation and previously served on the board of directors of Hutchison Telecommunications International Limited. Mr. Stanton's executive and entrepreneurial experiences provide Columbia with insights into global operations, strategic planning, mergers and acquisitions and financial matters.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR election of the nominees named in this Proxy Statement. If a quorum of shareholders is present at the annual meeting, the ten nominees for election as directors who receive the greatest number of votes cast at the meeting will be elected directors. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. If any of the nominees for directors at the annual meeting becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to the proxy for a substitute or substitutes. Shares held through a broker or other nominee who is a New York Stock Exchange member organization will only be voted in favor of the director nominees if the shareholder provides specific voting instructions to the broker or other nominee to vote the shares in favor of that proposal.

AUDIT COMMITTEE REPORT

Management is responsible for the preparation, presentation and integrity of the company's financial statements and for maintaining appropriate financial reporting controls and procedures designed to reasonably ensure such integrity. As described more fully in its charter, the Audit Committee's role is to assist the Board in its governance, guidance, and oversight regarding the financial information provided by the company to the public or governmental bodies, the company's systems of internal controls, and the company's auditing, accounting, and financial reporting processes in general. A copy of the Audit Committee's charter, which is reviewed and reassessed by the Audit Committee on an annual basis, is available at www.columbia.com.

Deloitte & Touche LLP, the company's independent registered public accounting firm, is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of the company's internal control over financial reporting. The Audit Committee oversees the relationship between the company and its independent registered public accounting firm, including appointment of the independent registered public accounting firm, reviewing and pre-approving the scope of services and related fees to be paid to the independent registered public accounting firm, and assessing the independent registered public accounting firm's independence. The Audit Committee regularly meets with management and the company's independent registered public accounting firm to discuss, among other things, the preparation of the financial statements, including key accounting and reporting issues.

The Audit Committee has:

- reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements and audit of internal control over financial reporting;
- discussed with Deloitte & Touche LLP the matters required to be discussed under the standards of the Public Company Accounting Oversight Board (Communication with Audit Committees);
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP the independent registered public accounting firm's independence from the company and its management; and
- reviewed and approved the fees paid to Deloitte & Touche LLP for audit and non-audit services, and discussed whether Deloitte & Touche LLP's provision of non-audit services was compatible with maintaining its independence.

In considering the nature of the non-audit services provided by Deloitte & Touche LLP, the Audit Committee determined that these services are compatible with the provision of independent audit services.

Based on the Audit Committee's review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board that the company's audited consolidated financial statements for the year ended December 31, 2011 be included in the company's Annual Report on Form 10-K.

Members of the Audit Committee:

Edward S. George—Chairman
Andy D. Bryant
Ronald E. Nelson
John W. Stanton

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the 2012 fiscal year, subject to ratification of the selection by our shareholders at our annual meeting.

Principal Accountant Fees and Services

For work performed in regard to fiscal years 2010 and 2011, we paid Deloitte & Touche LLP the following fees for services, as categorized below:

	2010	2011
Audit Fees(1)	$1,416,563	$1,590,570
Audit-Related Fees(2)	75,550	20,927
Tax Fees(3)	143,623	79,353
All Other Fees	—	—
Total	$1,635,736	$1,690,850

(1) Fees for audit services billed to Columbia by Deloitte & Touche LLP in 2010 and 2011, which services consisted of:

- audit of Columbia's annual financial statements and Sarbanes-Oxley Act Section 404 related services;
- reviews of Columbia's quarterly financial statements; and
- statutory and regulatory audits, consents and other services related to Securities and Exchange Commission matters.

(2) Fees for audit-related services billed to Columbia by Deloitte & Touche LLP in 2010, which services consisted of employee benefit plan audits and an International Financial Reporting Standards (IFRS) conversion diagnostic, and fees for audit-related services billed to Columbia by Deloitte & Touche LLP in 2011, which services consisted of employee benefit plan audits.

(3) Fees for tax services billed to Columbia by Deloitte & Touche LLP in 2010 and 2011, which services consisted of:

- federal tax return compliance assistance;
- foreign tax compliance, planning and advice;
- requests for technical advice from taxing authorities; and
- assistance with tax audits and appeals.

Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting and will be available to respond to appropriate questions. They do not plan to make a statement but will have an opportunity to make a statement if they wish.

Pre-Approval Policy

All of the services performed by Deloitte & Touche LLP in 2011 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditors may perform. The policy requires the Audit Committee to review at each regularly scheduled Audit Committee meeting (a) a description of the services provided or expected to be provided by the independent registered public accounting firm in each of the Disclosure Categories and the related fees and costs, and (b) a list of newly requested services subject to pre-approval since the last regularly scheduled meeting. Generally, pre-approval is provided at regularly scheduled meetings; however, the authority to pre-approve services between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman provides an update to the Audit Committee at the next regularly scheduled meeting of any services for which he granted specific pre-approval.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP as Columbia's independent registered public accounting firm for the 2012 fiscal year. This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted on this proposal in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the adoption of this proposal.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on its review and the discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K for the year ended December 31, 2011 and this Proxy Statement.

Members of the Compensation Committee:

Murrey R. Albers—Chairman
Stephen E. Babson
Walter T. Klenz

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, discusses our compensation program for our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO, and our three other most highly compensated officers in 2011, whom we collectively refer to as our named executive officers. Our named executive officers are:

- Timothy P. Boyle, President and CEO;
- Gertrude Boyle, Chairman of our Board of Directors;
- Bryan L. Timm, Executive Vice President and Chief Operating Officer, or COO;
- Michael W. McCormick, Executive Vice President of Global Sales and Marketing; and
- Thomas B. Cusick, Senior Vice President and CFO.

In this CD&A, the terms "we," "us," "our" and "the company" refer to Columbia Sportswear Company and not to the Compensation Committee. The compensation programs for our named executive officers also generally apply to our other senior executive officers, and references in this CD&A to executive officers generally include the named executive officers and the other senior executive officers.

Executive Summary

In 2011, Columbia's sales grew 14% to a record $1.694 billion. This growth was fueled by double-digit sales increases from all three of our major brands and each of our product categories. Our full year operating margin was 8.1%, an increase from 7.0% for 2010. Overall, we saw encouraging growth in each of our major brands, due in large part to our emphasis on product innovation, enhanced styling, improved retail presentation and integrated marketing. In particular, the company achieved a 68% increase in global Sorel sales, from $89.7 million for 2010 to $150.3 million for 2011.

Columbia's executive compensation program aims to reward performance; our executive officers realize a significant portion of their compensation only when we achieve annual and long-term business goals and when our stock price increases. The following are highlights related to Columbia's 2011 compensation program for our named executive officers:

- For each named executive officer other than Mrs. Boyle, more than 50% of the officer's actual 2011 compensation was "at-risk," or subject to performance requirements.
- Columbia's 2011 net sales increased $210.5 million, or 14%, to a record $1.694 billion, and 2011 earnings per diluted share were $3.03, compared to $2.26 per diluted share in 2010, resulting in the achievement of 102.5% of the target bonus awards established under the Executive Incentive Compensation Plan.
- The named executive officers, other than Mrs. Boyle and Mr. Boyle, receive annual long-term equity awards in the form of stock options and restricted stock units ("RSUs") that constitute a substantial portion of each executive's total compensation opportunity. These awards are generally subject to long-term vesting requirements and a significant portion of the RSUs vest based on achievement of specified long-term performance goals.
- In addition, in January 2011, the Compensation Committee awarded each of Messrs. McCormick and Timm, a one-time $1 million (grant date fair value) extraordinary long-term equity award as a way to ensure our retention of these executives. This equity award was awarded half in the form of stock options and half in the form of time-based RSUs, both vesting 100% on the fifth anniversary of the grant date.

- The named executive officer's performance-based RSUs for the 2009-2011 performance period were earned based on achieving 123.1% of the target award amounts with respect to the portion based on achievement of the pre-established minimum levels of operating income and return on invested capital; however, the portion of these RSUs vesting based on achievement of pre-established minimum levels of average operating margin relative to peers for that period did not vest and were forfeited.
- Neither Mrs. Boyle nor Mr. Boyle receive equity compensation grants since both already hold a significant amount of our Common Stock.
- Salary increases for the named executive officers ranged from 4% to 12% based on market conditions and performance factors.
- For each named executive officer other than Mrs. Boyle, bonus and equity awards comprised more than 50% of the target total direct compensation.
- Mr. Boyle's total cash compensation (salary and bonus) for 2011 was $1,867,821, of which $1,008,590 was earned upon achieving performance objectives established under the Executive Incentive Compensation Plan.
- Cash compensation (base salary and annual performance-based cash bonus award) levels for the other named executive officers were consistent with the levels generally provided by competitive companies. Columbia has no long-term cash compensation program for its named executive officers.
- Each of our executive officers is employed "at will" and we have no employment or similar agreements with any of our named executive officers, other than a change in control and severance plan approved by the Board of Directors, in which neither Mrs. Boyle nor Mr. Boyle is eligible to participate.
- In 2011, shareholders approved executive compensation by advisory vote and no changes were made to compensation programs as a result.

Overview of Executive Compensation Program

In this CD&A, we describe our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees, and most of our key employees are eligible to participate in the three main components of our compensation program: base salary, annual cash bonus, and long-term incentives. The relative value of each of these components of our compensation program varies from year to year and for each individual employee, depending on our financial and stock price performance and the employee's role and responsibilities.

Compensation objectives

Leadership and motivation of our executive officers are critical to our long-term success and the market for high-quality executive officers in our industry remains competitive. Our challenge is to offer a compensation program that is competitive and at the same time reinforces our core values of product quality, performance and execution in support of our corporate strategies and operating plans.

Compensation program design

Our compensation program is designed to reward our executive officers when they achieve our targeted annual performance goals, increase shareholder value and maintain long-term careers with us. In our view, a competitive pay package in our industry includes a salary that provides for a minimum level of compensation for an executive officer, a meaningful bonus tied to achievement of both corporate and individual objectives, equity incentives that offer significant rewards if the market price of our Common Stock increases in the future, and benefits competitive with what is offered by companies similar to ours. The total compensation package for our executive officers is substantially weighted toward incentive compensation tied to corporate and individual performance and equity incentives. Therefore, when targeted performance levels are not achieved and/or our stock price decreases, executive officer compensation is substantially reduced. When targeted performance levels are exceeded and our stock price increases, executive officer compensation is substantially increased.

Risk and Compensation

We believe our compensation programs for executive officers appropriately encourage prudent risk taking to achieve long-term shareholder value. A variety of principles and practices contribute to the alignment of our executive compensation programs with our overall risk profile, including:

Principle	*Practice*
Governance	• all Compensation Committee members are independent, non-employee Board members
Program Design	• our programs are designed to provide motivation for our strategic objectives, short and long-term financial performance, and growth in shareholder value, while also promoting the attraction and retention of executive talent
	• our programs balance strategic, financial and shareholder measures
	• our programs balance short and long-term performance and cash and equity compensation
	• the vesting periods of long-term incentives provide long-term alignment with shareholders
	• maximum amounts payable are established under performance-based incentive programs
Program Implementation and Management	• our Compensation Committee establishes both strategic and financial measures at the beginning of a performance period and evaluates them at the end of a performance period
	• our Compensation Committee annually reviews all elements of executive compensation, with the assistance of our independent compensation consultant
	• base salaries and annual adjustments are based on market practices and our financial condition and provide total compensation that is competitive with other companies in our industry
	• annual cash incentive payouts have varied over time, commensurate with business and individual executive performance
	• long-term incentive payouts have varied over time based on both the company's financial performance and stock price performance, which align management interests with shareholder interests by tying executive officer compensation in part to long-term shareholder returns
	• our executive compensation program processes are consistent with those established by the Compensation Committee and are monitored by the company's human resources, finance and legal functions

Components of compensation

We have a relatively simple compensation program. For 2011, our compensation program for named executive officers included the following three main components:

- base salary;
- annual, short-term incentive compensation; and
- long-term, equity-based incentive compensation consisting of stock options and performance-based and time-based RSUs.

These three components constitute what we refer to as "total direct compensation" with respect to each named executive officer. We also provide compensation in the form of various other employee benefits and perquisites that are available to all our U.S. employees. Each of these elements helps us achieve the objectives of our compensation program, and we believe that, together, they have been and will continue to be effective in achieving our overall objectives.

Compensation process

The Board of Directors or the Compensation Committee makes all executive officer compensation decisions. Each year, the Committee reviews and evaluates the compensation paid to our executive officers and determines the base salary, target bonus and the equity related grants for each executive officer.

The use and weight of each compensation component is based on a subjective determination by the Compensation Committee of the importance of each component in meeting our overall objectives. In general, we seek to put a significant amount of each named executive officer's potential total direct compensation "at risk" based on corporate, individual and stock price performance. As a result, compensation paid on an ongoing, current basis in the form of base salary, benefits and perquisites generally represents less than half of each named executive officer's potential total direct compensation at target performance levels. We believe annual compensation paid to our named executive officers, other than Mrs. Boyle and Mr. Boyle, in the form of cash generally should represent approximately 60% to 65%, and consequently non-cash compensation generally should represent approximately 35% to 40% (excluding Messrs. McCormick and Timm's 2011 one-time extraordinary long-term equity retention awards), of each named executive officer's potential total compensation at target performance levels. Our President and CEO, who currently holds approximately 42% of our outstanding Common Stock, and our Chairman, who currently holds approximately 16% of our outstanding Common Stock, have not historically received, and in 2011 did not receive, any equity compensation awards.

Although we do not engage in traditional benchmarking, as part of our process for determining compensation, we review compensation analyses provided by our independent compensation consultant, PricewaterhouseCoopers LLP, as described in more detail below, that include an estimate of the 25th percentile, median and 75th percentile positions for base salary, target total cash compensation (base salary plus target bonus), and target total direct compensation (base salary plus target bonus plus equity related grants) for each of our named executive officers. In determining competitive, reasonable and appropriate levels of compensation, the Compensation Committee subjectively considers the relationship between the amount of compensation and the approximate median for each of these compensation measures. We also consider several other factors when determining appropriate compensation levels for each executive officer, including:

- our analyses of competitive compensation practices;
- individual performance and contributions to financial goals such as sales revenue and operating margin;
- individual leadership, expectations, expertise, skills and knowledge;
- labor market conditions; and
- advice from our independent compensation consultant.

Our approach to evaluating these factors is subjective and not formulaic, and the Compensation Committee may place more or less weight on a particular factor when determining an executive officer's compensation.

In determining the total compensation for each executive officer, the Compensation Committee considers the specific recommendations of our President and CEO and our Vice President of Global Human Resources and other factors it deems relevant. Recommendations to the Committee typically include discussion of the role and responsibilities of the executive officer within the company, the performance of the executive officer, the expected future contributions of the executive officer, the executive officer's own expectations, and competitive and market considerations. Although our President and CEO and our Vice President of Global Human Resources make recommendations regarding the executive officers, neither participates in the discussions concerning his or her own compensation. Our President and CEO typically does not make recommendations regarding his own compensation, which is solely the responsibility of the Committee.

The Compensation Committee considers, in addition to the factors described above:

- individual's accumulated vested and unvested equity awards;
- current value and potential value over time using stock appreciation assumptions for vested and unvested equity awards;
- vesting schedule of the individual's outstanding equity awards;
- comparison of individual equity awards between executive officers and in relation to other compensation elements;
- shareholder dilution;
- total accounting expense as part of its annual evaluation of executive compensation; and
- shareholders' advisory votes on executive compensation.

The amount of past compensation, including annual bonus awards and amounts realized or realizable from prior equity awards, is considered but is generally not the most significant factor in the Committee's evaluation because bonuses are awarded for annual performance and equity awards are granted as part of the target total direct compensation the Committee establishes each year.

Competitive survey information

We review multiple compensation survey sources analyzed by our independent compensation consultant, including general industry surveys, retail/wholesale surveys, and apparel industry surveys. Data represented in these surveys are submitted confidentially by participating companies. Each survey provides a comprehensive list of all companies that participated in the survey, but compensation information is reported statistically without identifying company participants by name. We do not benchmark against specific companies or a specific peer group of companies. We participate in the Towers Watson (retail/wholesale and general industry) and IPAS® (apparel/footwear retail industry) specialty surveys. Our independent compensation consultant compiles the data from these sources and from surveys purchased from Mercer Human Resource Consulting (general industry) and Towers Watson (general industry). These surveys include participating companies that are both smaller and larger than us based on annual revenues and market capitalization. We generally focus on a subset of companies within a comparable range of revenues (typically between 50% and 200% of our annual revenues) or apply revenue-based regression analysis to the survey data for comparability purposes. The result of our analysis is an approximate "market composite" for each element of compensation for each executive officer. Although we do not use this data formulaically, we consider the median, or 50th percentile, of the composite data as one among many factors as part of our subjective analysis regarding the appropriate amounts and types of executive compensation.

Tax considerations

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code when determining the compensation of executive officers. Section 162(m) limits the amount that we may deduct, for federal income tax purposes, for compensation paid to our President and CEO and to each of our three most highly compensated officers (other than the President and CEO and the Chief Financial Officer) to $1,000,000 per person, unless certain exemption requirements are met. We believe that compensation paid under our executive officer incentive plans is generally fully deductible for federal income tax purposes. In some circumstances, however, the Committee may approve compensation that will not meet these requirements as a means to ensure competitive levels of total compensation for our executive officers. For example, in 2011 the Committee awarded each of Messrs. McCormick and Timm, a one-time $1 million (grant date fair value) extraordinary long-term equity award of which a portion may not be deductible under 162(m). In any event, the Committee intends to maintain an approach to executive officer compensation that strongly links pay to performance.

Analysis of 2011 named executive officer compensation

General

Our competitive compensation analyses for 2011 identified relevant market survey data for all our named executive officers except Mrs. Boyle. The Compensation Committee, with the concurrence of our independent compensation consultant, determined that the available competitive market survey data did not adequately reflect Mrs. Boyle's role, scope of work and responsibilities. Mrs. Boyle plays a prominent role in our civic and community relations activities. The Committee determined that establishing Mrs. Boyle's target total direct compensation relative to that of our President and CEO is an appropriate approach in the absence of relevant competitive market survey data. For 2011, the Committee determined that Mrs. Boyle's target total direct compensation should be approximately between 60% and 70% of our President and CEO's target total direct compensation.

The 2011 Target Total Direct Compensation table below summarizes the target total direct compensation levels established by the Compensation Committee. Following the table, we discuss each compensation element summarized in the table.

2011 Target Total Direct Compensation

Name	Annual Salary ($)	Target Bonus (as a % of Annual Salary)	Target Total Cash Compensation(1)($)	Target Equity Incentive Compensation(2)($)	Target Total Direct Compensation(3)($)
Timothy P. Boyle .... President and CEO	865,000	110%	1,816,500	—	1,816,500
Gertrude Boyle .... Chairman of the Board	848,000	50%	1,272,000	—	1,272,000
Bryan L. Timm .... Executive Vice President and COO	510,000	70%	867,000	1,500,938	2,367,938
Michael W. McCormick ..... Executive Vice President of Global Sales and Marketing	510,000	70%	867,000	1,500,938	2,367,938
Thomas B. Cusick .... Senior Vice President and Chief Financial Officer	400,000	50%	600,000	360,674	960,674

(1) Target Total Cash Compensation equals the sum of annual salary plus target bonus.

(2) Target Total Equity Incentive Compensation equals the estimated and probable fair value of 2011 stock options, time-based and performance-based RSU awards, including Messrs. McCormick and Timm's one-time $1 million extraordinary long-term equity awards.

(3) Target Total Direct Compensation equals the sum of annual salary plus target bonus plus the estimated and probable fair value of 2011 stock options, time-based and performance-based RSU awards.

As part of our analysis in establishing 2011 compensation, we noted that, assuming that the target bonus levels and equity-based incentives performance targets were achieved for Messrs. Cusick, McCormick and Timm total direct compensation (annual salary plus target bonus plus the estimated and probable fair value of equity incentives, excluding Messrs. Timm and McCormick's 2011 one-time extraordinary long-term equity retention awards) was at the approximate competitive median. Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that Mr. Boyle does not receive grants of equity-based incentives because he owns a substantial amount of our Common Stock.

Excluding our Chairman and our President and CEO, neither of whom received equity-based incentives, the total direct compensation (excluding Messrs. McCormick and Timm's 2011 one-time extraordinary long-term equity retention awards) of our named executive officers for 2011 consisted, on average, of the following proportions of components: 38% in base salary, 25% in target short-term incentive compensation, and 37% in equity-based incentives. We believe that our compensation program for named executive officers is aligned with shareholders' interests as a result of the significant variable and long-term structure of target total direct compensation, and the manner in which the variable compensation is determined.

Base salary

We provide an annual base salary to each named executive officer based in large part on job responsibility, experience level, individual performance, and the amount and nature of the other compensation paid to the named executive officer. The Compensation Committee reviews each named executive officer's salary annually and makes adjustments when appropriate to reflect competitive market factors and the individual factors described above under "Compensation process." In 2011, the Committee recommended pay increases for each of the named executive officers, including: a 4% increase for each of Mr. Boyle and Mrs. Boyle, a 5% increase for each of Mr. Timm and Mr. McCormick and a 12% increase for Mr. Cusick. We determined the specific amount of each increase based on our subjective analysis of each executive's responsibilities and job performance, and we considered the competitive median base salary data for each position as one among many factors as part of our subjective analysis. Annual salary adjustments typically become effective in March.

Short-term incentive compensation

We have established an Executive Incentive Compensation Plan for executive officers that provides for the payment of annual cash bonuses to motivate and reward achievement of corporate and personal objectives. Any discretionary cash bonuses are made outside of the Executive Incentive Compensation Plan. The Compensation Committee elected not to award discretionary cash bonuses to any named executive officers related to 2011 performance.

The following table also summarizes the various components of the potential 2011 bonus payouts under the plan as approved by the Committee.

2011 Target Bonus Components

Name	Target Bonus (as a % of Annual Salary)	Company Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Actual Bonus)(1)	Individual Performance Component (as a % of Annual Salary)(1)	Threshold Company Performance Component (as a % of Annual Salary)(2)	Target Company Performance Component (as a % of Annual Salary)	Stretch Company Performance Component (as a % of Annual Salary)(3)
Timothy P. Boyle .... President and CEO	110%	80%	20%	22%	24%	88%	176%
Gertrude Boyle .... Chairman of the Board	50%	80%	20%	10%	20%	40%	80%
Bryan L. Timm .... Executive Vice President and COO	70%	80%	20%	14%	28%	56%	112%
Michael W. McCormick ... Executive Vice President of Global Sales and Marketing	70%	80%	20%	14%	28%	56%	112%
Thomas B. Cusick .... Senior Vice President and Chief Financial Officer	50%	80%	20%	10%	20%	40%	80%

(1) The Individual Performance Component is paid out to the extent individual performance objectives are met or exceeded and company performance is at least 65% of the pre-tax income target established by the Compensation Committee.

(2) The Threshold Company Performance Component is paid out if 80% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the minimum company performance component required by the Compensation Committee.

(3) The Stretch Company Performance Component is paid out if 120% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the maximum company performance component.

We considered market composite data as one among many factors in our subjective analysis regarding the appropriate bonus target for each executive officer. Our President and CEO's target bonus amount constitutes a greater percentage of his base salary than the other named executive officers in part because, unlike the other

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named executive officers (excluding our Chairman), our President and CEO to date has not received equity compensation awards. Assuming the target bonus levels were achieved, Mr. Boyle's total cash compensation (annual salary plus target bonus) for 2011 was 9% above the competitive market median total cash compensation; however, Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that he does not receive any equity-based incentives. Mrs. Boyle's total cash compensation was set at approximately 70% of our President and CEO's total cash compensation. Total cash compensation for each of our other named executive officers was in a range between 13% above and 10% below the market median of the competitive market data reviewed by the Compensation Committee.

The amount of the actual cash bonus paid under the plan to each named executive officer is based on the extent to which the company meets or exceeds a company performance target set by the Compensation Committee and the named executive officer meets or exceeds individual performance objectives. The company performance component for 2011 was based on achieving a specified level of pre-tax net income, excluding bonus payments and specified extraordinary items, to align with our strategic plan and expectations regarding our performance. For 2011, the pre-tax income target set by the Committee was $155,700,000 before income tax and bonus expense and excluding specific extraordinary items.

Over the past five years, we have achieved:

- performance in excess of the company performance target three times, but have not achieved the maximum, "stretch" performance level; and
- an average payout percentage of 103% of the company performance target award opportunity for the four years in which the minimum threshold was met and a payout was made.

The Committee intends to set the threshold and stretch company performance target levels so that the relative difficulty of achieving the company performance target level is consistent from year to year.

The remaining 20% of the total bonus was based on the named executive officer's individual performance during the year. The maximum individual performance component is limited to 20%. The individual performance objectives, other than those of the President and CEO, were set early in 2011 by our President and CEO and consist of financial, operational, brand and product, and personal goals. The amount of actual cash bonus paid to each named executive officer under this portion of the bonus is based in large part on our President and CEO's assessment of the named executive officer's performance against those objectives. The Committee makes its own determination about whether Mr. Boyle has met or exceeded his individual performance objectives, which were set early in 2011 by the Committee and consist of short-term operational goals, long-term strategic goals, and leadership objectives. To the extent that a named executive officer has met or exceeded the individual performance objectives and company performance was at least 65% of the pre-tax income target under the Executive Incentive Compensation Plan, the Committee may award to the named executive officer this portion of the bonus amount based on achievement of the individual performance objectives. If the Committee determines that a named executive officer has not met the individual performance objectives, the corresponding bonus amount may be reduced or eliminated.

For 2011, we achieved net income of 102.5% of the company performance target set by the Compensation Committee. Accordingly, the company performance component was earned and payable, and the individual performance component was eligible to be payable, under the plan. The table below summarizes the actual bonus payouts for 2011. Based on the CEO's assessments, the named executive officers, other than the Chairman and President and CEO, were awarded between 80% to 100% of their individual performance objectives.

2011 Actual Bonuses

Name	Individual Performance Component of Plan Bonus ($)	Company Performance Component of Plan Bonus ($)	Total Bonus ($)
Timothy P. Boyle President and CEO	152,240	856,350	1,008,590
Gertrude Boyle Chairman of the Board	84,800	381,600	466,400
Bryan L. Timm Executive Vice President and COO	71,400	321,300	392,700
Michael W. McCormick Executive Vice President of Global Sales and Marketing	57,120	321,300	378,420
Thomas B. Cusick Senior Vice President and Chief Financial Officer	40,000	180,000	220,000

Equity-based incentives

Equity-based incentives represent a direct link between executive officer compensation and shareholder returns. In light of this, we believe that offering equity incentives to our executive officers that become more valuable if the market price of our Common Stock increases provides an appropriate additional incentive to the executive officers to work toward this goal. Our equity awards to named executive officers, excluding our Chairman and our President and CEO who do not receive equity awards, take the form of stock options and both performance-based and time-based RSUs.

Stock options are a primary component of our long-term incentive compensation awards. Stock options offer the possibility of substantial gains if our stock appreciates significantly, but no value and little incentive if our stock price drops. Stock options granted under our equity compensation plan have exercise prices not less than 100% of the closing market price of our Common Stock on the date of the option grant. RSUs, both time-based and performance-based, offer similar incentives to stock options since they reward increases in the market price of our Common Stock, and in that way tie the interests of executive officers to our shareholders' interests. Unlike stock options, however, these awards can provide retention value even if our stock price does not increase, and also subject executive officers to the same downside risk experienced by shareholders. Further, because of the perceived value of RSUs, we have been able to offer somewhat reduced total equity grant values than we had previously offered solely in the form of stock options. This has reduced the shareholder dilution associated with our equity incentive programs. Finally, we believe that RSUs and restricted stock are being used increasingly by other companies as significant equity incentives for executives and we need to offer these types of incentives to remain competitive in attracting and retaining executive officers.

We have established appropriate written policies and practices regarding the timing and pricing of equity awards and do not time equity incentive grants in connection with the release of material non-public information.

The Compensation Committee has established the following mix of forms of annual equity awards for named executive officers, other than our Chairman and our President and CEO, for delivering the expected value of overall long-term incentives:

	Expected % of Equity Value
Stock Options	45%
Performance-Based Restricted Stock Units	30%
Time-Based Restricted Stock Units	25%
Total	100%

We chose these types of awards and established this weighting based on the recommendation of our independent compensation consultant to provide an effective incentive for the executive officers, particularly in light of prevailing economic uncertainty. The Compensation Committee awarded a competitive value of RSUs and stock options that, when added to the particular named executive officer's target total cash compensation, resulted in a target total direct compensation level that the Committee determined was reasonable and appropriate. We do not believe that the estimated fair value of our equity-based incentives reflected in the Summary Compensation Table and the 2011 Grants of Plan-Based Awards Table is a measure of the compensation actually received or that may be received by our named executive officers. We believe our executive officers are motivated by the potential appreciation in the value of these equity-based incentives if the market price of our Common Stock increases.

In January 2011, the Compensation Committee awarded each of Messrs. McCormick and Timm, a one-time $1 million (grant date fair value) extraordinary long-term equity award as a way to ensure our retention of these executives. This equity award was awarded half in the form of stock options and half in the form of time-based RSUs, both vesting 100% on the fifth anniversary of the grant date.

The number of performance-based RSUs that vest is determined by reference to achievement of specified performance goals during the performance period. Similar to 2010, for performance-based RSU grants for the 2011 through 2013 performance period, if cumulative operating income and average return on invested capital are realized above minimum levels, each named executive officer may be awarded from 0% to 170% of the shares awarded, depending on the relative achievement of the target levels. If minimum levels of cumulative operating income and average return on invested capital are not met, rather than the RSUs being forfeited, a percentage of the RSUs nonetheless will vest if our average operating margin over the 2011 through 2013 period exceeds the 25th percentile rank relative to a three-year average operating margin of a specific peer group of companies. Generally, the Compensation Committee intends to set the minimum and maximum levels of cumulative operating income and average return on invested capital so that the relative difficulty of achieving these levels is consistent over each three-year performance period; however, volatile economic conditions and a significant shift in our business model have increased the uncertainty of our planning and forecasts and the relative difficulty of establishing appropriate targets. The Committee intended that the secondary measure of relative three-year average operating margin performance against an industry peer group would provide a means of earning performance shares during periods of significant volatility and provide a reward for managing through difficult business cycles, controlling for industry effects. Under this secondary performance measure, if Columbia's three-year average operating margin is below the 25th percentile of the peer group, no RSUs vest. The percentage of the shares subject to the three-year average operating margin performance criteria that vest if our three-year operating margin is above the 25th percentile of the peer group is as follows:

Columbia's Percentile Rank	% of RSUs that Vest
25-39	20%
40-54	50%
55-69	80%
70-84	110%
85+	140%

The relative operating margin measure compares our three-year average operating margin to a peer group consisting of the following companies: Carters, Inc., Deckers Outdoor Group, Hanesbrands Inc., Jones Apparel

Group, K-Swiss Inc., Liz Claiborne Inc., NIKE Inc., Oxford Industries, Philips-Van Heusen Corporation, Polo Ralph Lauren Corp., Quiksilver, The Timberland Company, Under Armour Inc., VF Corporation, Volcom, Inc., Warnaco Group Inc., and Wolverine World Wide Inc. The companies in the peer group were approved by the Compensation Committee, and were chosen based on their comparability with our business.

If data becomes unavailable for any company during the three-year cycle, due to a transaction or otherwise, operating margin will be averaged over the period for which data is available.

In 2009, the Committee granted RSU awards for the performance period 2009-2011 with the following targets:

(a) 50% of the award subject to increase or forfeiture based on cumulative operating income and average return on invested capital of Columbia in the performance period, as defined below:

	Cumulative Operating Income (2009-2011) (dollars in millions)					
	At Least	**$ 250**	**$ 270**	**$ 290**	**$ 310**	**$ 330**
Average Return on Invested Capital (2009-2011)	7.0%	0%	0%	0%	5%	15%
	8.5%	0%	0%	20%	40%	55%
	10.0%	20%	40%	60%	90%	105%
	11.5%	45%	65%	90%	115%	130%
	13.0%	65%	85%	110%	140%	150%

(b) 50% of the award subject to forfeiture based on the average operating margin of Columbia relative to the average operating margin of companies in Columbia's peer group for the performance period, as defined below:

Columbia's Percentile Rank	% of RSUs that Vest
50-59	20%
60-69	40%
70-79	60%
80-89	80%
90+	100%

The minimum levels of operating income and return on invested capital were exceeded for the 2009-2011 period. Each named executive officer will be eligible to receive 123.1% of that portion of the award once the award becomes fully vested on December 31, 2012. The percentage of the award payable was determined by interpolation between data points. Our average operating margin for the performance period fell below the 50th percentile of the peer group; therefore, no RSUs will vest for that portion of the award. As a result, if Mr. Cusick continues employment with us through December 31, 2012, he will receive 753 shares; if Mr. McCormick continues employment with us through December 31, 2012, he will receive 2,978 shares and if Mr. Timm continues employment with us through December 31, 2012, he will receive 3,010 shares.

Change in control severance plan

In 2009, the Board adopted a change in control severance plan that offers certain key employees, including the named executive officers, based on level of position, income protection in the event that the participant's employment with us is involuntarily terminated other than for cause. The plan also secures for the benefit of Columbia the services of the eligible employees, including the named executive officers, in the event of a potential or actual change in control. Mr. Boyle and Mrs. Boyle are not eligible to participate in the plan. The Board believes these types of arrangements are common for companies against which we compete for talented key personnel and are beneficial for management recruitment purposes. For a description of the benefits to which the participating named executive officers would be entitled under the plan, see "Potential Payments upon Termination or Change in Control," below.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
Timothy P. Boyle	2011	859,231	—	—	—	1,008,590	28,289	1,896,110
President and CEO	2010	830,192	—	—	—	1,421,838	33,336	2,285,366
	2009	810,000	—	—	—	686,556	28,687	1,525,243
Gertrude Boyle	2011	842,423	—	—	—	466,400	66,601	1,375,424
Chairman of the Board	2010	814,385	—	—	—	642,096	20,635	1,477,116
	2009	795,000	—	—	—	332,310	64,785	1,192,095
Bryan L. Timm	2011	524,808	—	773,933	727,005	392,700	59,378	2,477,824
Executive Vice President and	2010	498,519	—	278,660	243,237	532,336	50,418	1,603,170
COO	2009	461,202	140,000	358,505	152,245	266,644	35,663	1,414,259
Michael W. McCormick	2011	505,192	—	773,933	727,005	378,420	54,854	2,439,404
Executive Vice President of	2010	477,308	—	278,660	243,237	532,336	42,691	1,574,232
Global Sales and Marketing	2009	443,116	60,000	356,191	150,645	266,644	30,738	1,307,334
Thomas B. Cusick	2011	399,519	—	197,230	163,444	220,000	41,428	1,021,621
Senior Vice President and Chief	2010	352,962	—	184,894	161,330	280,280	26,090	1,005,556
Financial Officer	2009	327,592	—	198,584	120,556	139,100	21,673	807,505

(1) For 2011, amounts include employee contributions deferred under our 401(k) Excess Plan as follows: Mr. Boyle, $0; Mrs. Boyle, $0; Mr. Timm, $106,063; Mr. McCormick, $154,272; and Mr. Cusick, $48,028.

(2) The amounts set forth in the "Stock Awards" and "Option Awards" columns reflects the aggregate grant date fair value computed in accordance with the requirements of FASB ASC Topic 718—Stock Compensation. For 2011, amounts for each of Messrs. McCormick and Timm, include a one-time $1 million extraordinary long-term equity award. This equity award was awarded half in the form of stock options and half in the form of time-based RSUs. These amounts may not correspond to the actual value eventually realized by each named executive officer, which depends on the extent to which performance conditions are ultimately met and the market value of our Common Stock in future periods. For example, Mr. Timm, Mr. McCormick and Mr. Cusick did not realize the full value for the 2009 performance-based RSU stock awards because not all of the performance objectives of the awards were met and therefore the full value of the company performance component of the RSUs was not earned. The maximum payout amounts for the 2011 performance restricted stock units reported in the "Stock Awards" column above are as follows: Mr. Timm, $249,366; Mr. McCormick, $249,366 and Mr. Cusick, $179,540. Assumptions used in the calculation of these amounts are described in the Notes to Consolidated Financial Statements for each of the years ended December 31, 2009, 2010 and 2011, included in Columbia's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts set forth in the "All Other Compensation" column consist of the following:

Name	Year	Matching Contributions under the Company's 401(k) Profit Sharing Plan	Matching Contributions under the Company's 401(k) Excess Plan	Profit Sharing Contributions under the Company's 401(k) Profit Sharing Plan	Other Payments	Executive Officer Excess Disability Insurance Premium Payments	Payments for Health Care Benefits Not Provided to Other Employees	Miscellaneous Club Membership Fees
Timothy P. Boyle	2011	$12,250	—	*	—	*	*	*
Gertrude Boyle	2011	$12,250	—	*	$45,500†	—	*	*
Bryan L. Timm	2011	$12,250	$40,782	*	—	*	—	—
Michael W. McCormick	2011	$12,250	$39,632	*	*	*	—	—
Thomas B. Cusick	2011	$12,250	$22,026	*	*	*	—	—

* Value less than $10,000

† Amount relates to security measures established by Columbia for Mrs. Boyle.

2011 Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(2)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Securities (#)	All Other Option Awards: Number of Securities Underlying Units (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Timothy P. Boyle	1/20/2011	207,600	761,200	1,522,400	—	—	—	—	—	—	—
	1/20/2011	—	190,300(1)	—	—	—	—	—	—	—	—
Gertrude Boyle	1/20/2011	169,600	339,200	678,400	—	—	—	—	—	—	—
	1/20/2011	—	84,800(1)	—	—	—	—	—	—	—	—
Bryan L. Timm	1/20/2011	142,800	285,600	571,200	—	—	—	—	—	—	—
	1/20/2011	—	71,400(1)	—	—	—	—	—	—	—	—
	1/20/2011	—	—	—	—	—	—	2,237	—	—	127,218
	1/20/2011	—	—	—	—	—	—	—	15,121	59.97	226,987
	1/20/2011	—	—	—	—	—	—	8,910(3)	—	—	500,029
	1/20/2011	—	—	—	—	—	—	—	26,860(3)	59.97	500,018
	3/01/2011	—	—	—	0	2,482	4,220	—	—	—	146,686
Michael W. McCormick	1/20/2011	142,800	285,600	571,200	—	—	—	—	—	—	—
	1/20/2011	—	71,400(1)	—	—	—	—	—	—	—	—
	1/20/2011	—	—	—	—	—	—	2,237	—	—	127,218
	1/20/2011	—	—	—	—	—	—	—	15,121	59.97	226,987
	1/20/2011	—	—	—	—	—	—	8,910(3)	—	—	500,029
	1/20/2011	—	—	—	—	—	—	—	26,860(3)	59.97	500,018
	3/01/2011	—	—	—	0	2,482	4,220	—	—	—	146,686
Thomas B. Cusick	1/20/2011	80,000	160,000	320,000	—	—	—	—	—	—	—
	1/20/2011	—	40,000(1)	—	—	—	—	—	—	—	—
	1/20/2011	—	—	—	—	—	—	1,611	—	—	91,618
	1/20/2011	—	—	—	—	—	—	—	10,888	59.97	163,444
	3/01/2011	—	—	—	0	1,787	3,038	—	—	—	105,612

(1) Amount represents individual component target for achieving individual performance objectives under the Executive Incentive Compensation Plan. The target amount for the individual component also is a maximum amount under the plan.

(2) At threshold performance no performance-based RSUs will be earned.

(3) These one-time extraordinary retention awards vest on the fifth anniversary of the grant date.

Narrative Disclosure to Summary Compensation Table and 2011 Grants of Plan-Based Awards Table

Salary

Salaries paid to our named executive officers are set forth in the Summary Compensation Table. The amounts set forth in the "Salary" column of the Summary Compensation Table include payments in 2011 for cash-out of personal time off. As a result, the salary paid to a named executive officer during the year (as reported on a cash basis in the Summary Compensation Table) may vary from the executive officer's annualized salary. For fiscal 2011, including Messrs. Timm and McCormick's 2011 one-time extraordinary long-term equity retention awards, salaries paid to our named executive officers (including the cash-out for personal time off) accounted for the following percentages of each named executive officer's total compensation, as reported in the "total" column of the Summary Compensation Table: Mr. Boyle (45%), Mrs. Boyle (61%), Mr. Timm (21%), Mr. McCormick (21%), and Mr. Cusick (39%). For fiscal 2011, excluding Messrs. Timm and McCormick's 2011 one-time extraordinary long-term equity retention awards, salaries paid to Messrs. Timm and McCormick (including the cash-out for personal time off) accounted for the following percentages of their total compensation, as reported in the "total" column of the Summary Compensation Table: Mr. Timm (36%) and Mr. McCormick (35%).

Stock Awards

We awarded time-based and performance-based RSUs to our named executive officers under our 1997 Stock Incentive Plan. The amounts set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2011 Grants of Plan-Based Awards Table represent the threshold, target, and maximum number of performance-based RSUs that may be earned by each of the named executive officers during the January 1, 2011 through December 31, 2013 performance period, depending on the extent to which company performance goals are met or exceeded. RSUs earned during the performance period will vest March 2014, subject to approval by the Compensation Committee. The amounts set forth in the "All Other Stock Awards" column of the 2011 Grants of Plan-Based Awards Table represent the number of time-based RSUs granted to each named executive officer, which vest with respect to 25% of the shares on each of the first four anniversaries of the grant date unless otherwise indicated.

Option Awards

We awarded stock options to our named executive officers under our 1997 Stock Incentive Plan. The options granted to our named executive officers are set forth in the "All Other Option Awards" column of the 2011 Grants of Plan-Based Awards Table and vest and become exercisable with respect to 25% of the shares on each of the first four anniversaries of the grant date unless otherwise indicated.

Non-Equity Incentive Plan Compensation

The Executive Incentive Compensation Plan pursuant to which we grant non-equity incentive plan awards is designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code for qualified performance-based compensation. The Compensation Committee generally determines the structure of the overall short-term incentive program at the beginning of the year. In setting the structure and the amount of the overall bonus target, the Committee considers the company's strategic goals and plan, its operational and financial budget, and other factors, all of which are designed to improve shareholder value. The maximum bonus payable to any executive officer under the plan for a calendar year is $2 million.

We may or may not award an annual cash bonus under the Executive Incentive Compensation Plan, and any amount awarded varies according to the achievement of company and individual performance objectives.

The Compensation Committee establishes targets for our incentive programs early in the fiscal year based upon current forecasts, business strategies and expectations. The Committee has the discretion, at or prior to the time it sets the performance target, to include or exclude any extraordinary items affecting the performance target and to adjust the performance target to take into account changes in accounting. Historically, the Committee has not exercised this discretion to any significant degree.

The Compensation Committee also may reduce or completely eliminate the amount payable under the Executive Incentive Compensation Plan to a named executive officer, based on factors that it determines warrant such a reduction or elimination. Again, historically the Committee has not exercised this discretion to any significant degree. Under the plan, the Committee has no discretion to increase any amount payable to a named executive officer. However, the Committee may authorize additional cash compensation outside of the plan. For example, the Committee could award additional one-time compensation for retention purposes or for a named executive officer's extraordinary contributions to Columbia.

The amounts set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2011 Grants of Plan-Based Awards Table represent the threshold, target, and maximum payout amounts payable for achieving the corporate and individual performance objectives under the company's Executive Incentive Compensation Plan for 2011 awards. A discussion of the corporate performance targets that were achieved is set forth under the caption "Compensation Discussion and Analysis—Analysis of 2011 named executive officer compensation—Short-term incentive compensation" above. For fiscal 2011, including Messrs.

Timm and McCormick's 2011 one-time extraordinary long-term equity retention awards, the aggregate value of bonuses paid under our Non-Equity Incentive Compensation Plan to our named executive officers accounted for the following percentages of each named executive officer's total compensation reported in the "Total" column of the Summary Compensation Table: Mr. Boyle (53%), Mrs. Boyle (34%), Mr. Timm (16%), Mr. McCormick (16%), and Mr. Cusick (22%). For fiscal 2011, excluding the value of Messrs. Timm and McCormick's 2011 extraordinary long-term equity retention awards, the aggregate cash bonuses paid to Messrs. Timm and McCormick accounted for the following percentages of their total compensation, as reported in the "total" column of the Summary Compensation Table: Mr. Timm (27%) and Mr. McCormick (26%).

All Other Compensation

All other compensation of our named executive officers is set forth in the Summary Compensation Table for Fiscal 2011 and described in greater detail in footnote 3 to the table.

Our 401(k) Profit Sharing Plan is our tax qualified retirement savings plan pursuant to which our U.S. employees, including the named executive officers, are able to make pre-tax contributions from their cash compensation. Typically, we make matching contributions for all participants each year equal to 50% of their elective deferrals up to 10% of their total eligible compensation. We also typically make annual profit sharing contributions to the accounts of our employees under the 401(k) Profit Sharing Plan. The contribution consists of amounts that are allocated among eligible employees based on a percentage of their annual salary. The total profit sharing contribution is determined each year by the Board of Directors. For 2011, the Board of Directors approved a profit sharing contribution of $500,000 that will be allocated among each eligible employee's account in 2012. The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Profit Sharing Plan, and also limits the amount of salary and bonus with respect to which matching contributions and profit sharing contributions can be made under that plan. Accordingly, we
provide our executive officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified 401(k) Excess Plan. Under the plan, the participants may elect to defer up to 70% of eligible compensation and we may make matching contributions for the participants equal to 100% of their elective deferrals up to 4% of their total eligible compensation and 50% of their elective deferrals from 4% to 6% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. See the "2011 Nonqualified Deferred Compensation" table below.

We provide our named executive officers with competitive benefits and, generally, we do not provide perquisites or tax reimbursements or other benefits to the named executive officers that are not available to other employees. In 2011, our named executive officers were offered other benefits that were substantially the same as those offered to all of our U.S. employees. In addition to our 401(k) Profit Sharing Plan and 401(k) Excess Plan described above, these benefits included medical, dental and vision insurance. We also provide an enhanced long-term disability benefit to our named executive officers. This benefit is designed to provide additional protection to our named executive officers in the event of catastrophic illness or disability. We provide our Chairman, our President and CEO, and our President and CEO's qualifying family members with medical insurance at no cost to those individuals, and we reimburse our Chairman and our President and CEO for health care plan deductibles, co-payments, and other out-of-pocket health care expenses up to a maximum aggregate amount of $100,000 per individual and each dependent per year. We also pay various club membership fees for our Chairman and our President and CEO, and implemented security measures for the benefit of our Chairman.

2011 Outstanding Equity Awards at Fiscal Year-End Table

Name (a)	Grant Date (b)	OPTION AWARDS: Number of Securities Underlying Unexercised Options (#) Exercisable(1) (c)	OPTION AWARDS: Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (d)	OPTION AWARDS: Option Exercise Price ($) (e)	OPTION AWARDS: Option Expiration Date (f)	STOCK AWARDS: Number of Shares or Units of Stock That Have Not Vested (#) (g)	STOCK AWARDS: Market Value of Shares or Units of Stock That Have Not Vested ($)(5) (h)	STOCK AWARDS: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6) (i)	STOCK AWARDS: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6) (j)
Bryan L. Timm	04/19/02	15,000	—	38.29	04/18/12	—	—	—	—
	08/23/02	15,000	—	38.99	08/22/12	—	—	—	—
	03/11/03	18,000	—	33.69	03/10/13	—	—	—	—
	05/13/04	15,000	—	53.12	05/12/14	—	—	—	—
	09/06/05	15,000	—	45.88	09/05/15	—	—	—	—
	07/20/06	5,200	—	43.83	07/19/16	—	—	—	—
	01/18/07	9,500	—	58.26	01/17/17	—	—	—	—
	01/24/08	34,271	729	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	1,100(2)	51,205	—	—
	01/23/09	11,420	11,420	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	3,956(3)	184,152	—	—
	02/24/09	—	—	—	—	3,010(4)	140,116	—	—
	01/21/10	—	—	—	—	2,029(3)	94,450	—	—
	01/21/10	6,682	20,045	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	368(3)	17,130	—	—
	03/29/10	—	—	—	—	—	—	0	0
	01/20/11	—	—	—	—	2,237(3a)	104,132	—	—
	01/20/11	—	15,121(1a)	59.97	01/19/21	—	—	—	—
	01/20/11	—	—	—	—	8,910(3b)	414,761	—	—
	01/20/11	—	26,860(1b)	59.97	01/19/21	—	—	—	—
	03/01/11	—	—	—	—	—	—	0	0
		145,073	74,175			21,610	1,005,946	0	0
Michael W. McCormick	08/07/06	5,500	—	49.65	08/06/16	—	—	—	—
	01/18/07	8,500	—	58.26	01/17/17	—	—	—	—
	01/24/08	31,333	667	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	960(2)	44,688	—	—
	01/23/09	11,300	11,300	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	3,940(3)	183,407	—	—
	02/24/09	—	—	—	—	2,978(4)	138,626	—	—
	01/21/10	—	—	—	—	2,029(3)	94,450	—	—
	01/21/10	6,682	20,045	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	368(3)	17,130	—	—
	03/29/10	—	—	—	—	—	—	0	0
	01/20/11	—	—	—	—	2,237(3a)	104,132	—	—
	01/20/11	—	15,121(1a)	59.97	01/19/21	—	—	—	—
	01/20/11	—	—	—	—	8,910(3b)	414,761	—	—
	01/20/11	—	26,860(1b)	59.97	01/19/21	—	—	—	—
	03/01/11	—	—	—	—	—	—	0	0
		63,315	73,993			21,422	997,194	0	0
Thomas B. Cusick	03/11/03	375	—	33.69	03/10/13	—	—	—	—
	05/13/04	6,000	—	53.12	05/12/14	—	—	—	—
	07/20/06	3,600	—	43.83	07/19/16	—	—	—	—
	01/18/07	5,219	—	58.26	01/17/17	—	—	—	—
	01/24/08	12,847	273	40.49	01/23/18	—	—	—	—
	01/23/09	9,044	9,042	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	2,882(3)	134,157	—	—
	02/24/09	—	—	—	—	753 (4)	35,052	—	—
	01/21/10	—	—	—	—	1,346(3)	62,657	—	—
	01/21/10	4,432	13,295	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	244(3)	11,358	—	—
	03/29/10	—	—	—	—	—	—	0	0
	01/20/11	—	—	—	—	1,611(3a)	74,992	—	—
	01/20/11	—	10,888(a)	59.97	01/19/21	—	—	—	—
	03/01/11	—	—	—	—	—	—	0	0
		41,517	33,498			6,836	318,216	0	0

(1)

Option Grant Date	Vesting Schedule
April 19, 2002	25% vested May 1, 2003, and the remaining 75% vested ratably over the following 36 months
August 23, 2002	25% vested September 1, 2003, and the remaining 75% vested ratably over the following 36 months
March 11, 2003	25% vested on April 1, 2004, and the remaining 75% vested ratably over the following 36 months
May 13, 2004	25% vested on June 1, 2005, and the remaining 75% vested ratably over the following 36 months
September 6, 2005	100% vested on September 6, 2006
July 20, 2006	25% vested on August 7, 2007, and the remaining 75% vest ratably over the following 36 months
August 7, 2006	25% vested on July 20, 2007, and the remaining 75% vest ratably over the following 36 months
January 18, 2007	25% vested on January 18, 2008, and the remaining 75% vest ratably over the following 36 months
January 24, 2008	25% vested on January 24, 2009, and the remaining 75% vest ratably over the following 36 months
January 23, 2009	25% vest on each anniversary date over four years
January 21, 2010	25% vest on each anniversary date over four years
January 20, 2011 (a)	25% vest on each anniversary date over four years
January 20, 2011 (b)	100% vest on the fifth anniversary date

(2) These performance-based RSUs have been earned under the individual performance component of the equity-based incentive compensation plan. These RSUs vested on January 3, 2012, since December 31, 2011 was not a stock market trading day.

(3)

Time-based RSU Grant Date	Vesting Schedule
January 23, 2009	25% vest on each anniversary date over four years
January 21, 2010	25% vest on each anniversary date over four years
March 29, 2010	25% vest on each anniversary date over four years
January 20, 2011 (a)	25% vest on each anniversary date over four years
January 20, 2011 (b)	100% vest on the fifth anniversary date

(4) These performance-based RSUs have been earned under the company performance component of the equity-based incentive compensation plan, but have not yet vested. These RSUs vest on December 31, 2012.

(5) Based on a value of $46.55 per share, the closing market price of our Common Stock on December 30, 2011, the last trading day of 2011.

(6) At threshold performance no performance-based RSUs will be earned. Assuming target performance objectives are met and approved by the Compensation Committee, the performance-based RSUs would vest as follows:

Grant Date	Performance Period	Number of Shares	Market Value(7)	Vesting Schedule
March 29, 2010	2010-2012	7,703	$358,575	March 2013, upon Compensation Committee approval
March 1, 2011	2011-2013	6,751	$314,259	March 2014, upon Compensation Committee approval

(7) Based on a value of $46.55 per share, the closing market price of our Common Stock on December 30, 2011, the last trading day of 2011, multiplied by the indicated number of performance-based RSUs granted that may be earned during the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

2011 Option Exercises and Stock Vested Table

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Bryan L. Timm	2,778	167,621
Michael W. McCormick	2,770	167,134
Thomas B. Cusick	3,593	217,585

The named executive officers did not exercise any stock options in 2011.

2011 Nonqualified Deferred Compensation

Name	Executive Contributions in 2011(1)	Matching Company Contributions in 2011(1)	Aggregate Loss in 2011(1)	Aggregate Balance at 12/31/2011(1)
Timothy P. Boyle	—	—	—	—
Gertrude Boyle	—	—	—	—
Bryan L. Timm	$106,063	$40,782	$(18,439)	$447,134
Michael W. McCormick	$154,272	$39,632	$(20,438)	$464,896
Thomas B. Cusick	$ 48,028	$22,026	$ (8,236)	$188,159

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Salary column of the Summary Compensation Table. The amounts reported in the Matching Company Contributions column represent matching contributions made by us in early 2012 based on 2011 executive contributions; these amounts are also included in amounts reported for 2011 in the All Other Compensation column of the Summary Compensation Table. None of the amounts in the Aggregate Earnings column are included in amounts reported in the Summary Compensation Table because the company does not pay guaranteed, above-market or preferential earnings on deferred compensation. All other amounts included in the Aggregate Balance column have been reported in the Summary Compensation Table in this proxy statement or in prior year proxy statements.

Nonqualified Deferred Compensation Plan

The named executive officers are eligible to participate in our 401(k) Excess Plan, which became effective in 2008. Contributions based on salary and bonus in excess of the current tax law limit applicable for our qualified 401(k) Profit Sharing Plan are made as company contributions under the 401(k) Excess Plan. Under the plan, the participants may elect to defer up to 70% of eligible compensation and we may make matching contributions for the participants equal to 100% of their elective deferrals up to 4% of their total eligible compensation and 50% of their elective deferrals from 4% to 6% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. The Board or the company's CEO may change or eliminate matching contributions to the 401(k) Excess Plan at any time, and such change or elimination may, to the extent designated by the Board or the CEO, be retroactive to the first day of the Excess Plan year in which the change or elimination is adopted by the Board or the CEO. Our matching contribution for 2011 to the accounts of the named executive officers under the qualified and nonqualified plans are included under the heading "All Other Compensation" in the Summary Compensation Table above.

Amounts deferred under the 401(k) Excess Plan are credited to a participant's account under the 401(k) Excess Plan. Each participant may allocate his or her account among a combination of two investment funds available under the 401(k) Excess Plan. Participants' accounts are adjusted to reflect the investment performance of the funds selected by the participants. Participants can change the allocation of their account balances quarterly. The funds available under the 401(k) Excess Plan consist of 2 mutual funds with either a balanced or growth investment objective. The investment funds had annualized returns in 2011 of -2.77% and -5.28%, respectively. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

Potential Payments Upon Termination or Change in Control

Pursuant to our Change in Control Severance Plan we have agreed to provide certain benefits to some of our named executive officers in the event that the executive's employment with Columbia is involuntarily terminated without "cause" other than in connection with a change in control, or in the event that, in connection with a change in control, the executive's employment with Columbia is terminated by us other than for "cause" or by the executive for "good reason." Neither our President and CEO nor our Chairman is eligible to participate in the plan. The Board believes that these types of arrangements are common for companies against which we compete for talented key personnel and are beneficial for management recruitment purposes.

In our plans and agreements, "cause" generally includes personal dishonesty intended to result in substantial personal enrichment, conviction of a felony that is injurious to Columbia, willful acts that constitute gross misconduct that is injurious to Columbia, continued substantial violations of employment duties that are willful and deliberate and other substantial violations of the plan, including violation of Columbia's Code of Conduct or other restrictive covenants agreed to under the plan. "Good reason" generally includes a change in position or responsibilities that does not represent a promotion, a decrease in compensation, or a home office relocation of over 75 miles.

Termination without cause or for good reason, following a change in control

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us without "cause" or by the officer for "good reason" after a change in control. In the event of a qualifying termination in connection with a change in control, the cash severance payment for Mr. Timm, Mr. McCormick and Mr. Cusick is equal to two times the sum of base annual salary plus a pro-rated portion of the officer's target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a qualifying termination in connection with a change in control, each participant would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a qualifying termination in connection with a change in control, outstanding options and time-based RSUs would accelerate in full, and performance-based RSUs would accelerate to the extent earned as of that date, determined on a pro-rated basis for the applicable performance period.

The following table shows the estimated change in control benefits that would have been payable to the named executive officers if the named executive officer were terminated by us without cause, or if the named executive officer terminated his employment for good reason, in connection with a change in control, as of December 30, 2011.

Name	Cash Severance Benefit	Insurance Continuation(1)	Option Acceleration(2)	Time-based Restricted Stock Unit Acceleration(3)	Performance-based Restricted Stock Unit Acceleration(4)	Total Lump Sum Payments
Bryan L. Timm	$1,734,000	$23,379	$286,240	$814,625	$326,921	$3,185,165
Michael W. McCormick	$1,734,000	$20,269	$284,023	$813,880	$318,914	$3,171,086
Thomas B. Cusick	$1,200,000	$23,379	$211,088	$283,164	$125,033	$1,842,664

(1) The amounts in the column represent the present value of 18 months of health insurance benefit payments to each officer at the rates paid by us as of December 30, 2011.

(2) *Option Acceleration.* The amounts in the column represent the value that would be realized on acceleration of outstanding options based on the difference between the exercise price and $46.55, the closing market price of our Common Stock on December 30, 2011, the last trading day of 2011.

(3) *Time-based Restricted Stock Unit Acceleration.* The amounts in the column represent the number of shares that would be issued under the awards, multiplied by a stock price of $46.55 per share, the closing market price of our Common Stock on December 30, 2011, the last trading day of 2011. See "2011 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Analysis of 2011 named executive officer compensation—Equity-based incentives," above.

(4) *Performance-based Restricted Stock Unit Acceleration.* The amounts in the column were calculated using a value of $46.55 per share, the closing market price of our Common Stock on December 30, 2011, the last trading day of 2011, multiplied by the number of RSUs earned as of that date, determined on a pro-rated basis for the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

Termination without cause

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us at any time without "cause." In the event that a named executive officer's employment is terminated by us without "cause" and not in connection with a change in control, the cash severance benefit payment for Mr. Timm, Mr. McCormick and Mr. Cusick would be equal to one and one half times the sum of base annual salary plus a pro-rated portion of the officer's target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a termination other than in connection with a change in control, Mr. Timm, Mr. McCormick and Mr. Cusick would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a termination other than in connection with a change in control, the vesting of neither options nor RSUs would accelerate.

The following table shows the estimated severance benefits that would have been payable to each of the named executive officers if his employment was terminated by us without "cause" on December 30, 2011.

Name	Cash Severance Benefit	Insurance Continuation(1)	Total Lump Sum Payments
Bryan L. Timm	$1,300,500	$23,379	$1,323,879
Michael W. McCormick	$1,300,500	$20,269	$1,320,769
Thomas B. Cusick	$ 900,000	$23,379	$ 923,379

(1) *Insurance Continuation.* The amounts in the column represent the present value of 18 months of health insurance benefit payments, at the rates paid by us as of December 30, 2011.

Termination due to Death or Disability

The following table shows the estimated payout for each named executive officer had his employment terminated on December 30, 2011 as a result of death or disability. The time-based RSU award agreement generally requires the officer to be employed by us on the date of issuance to receive an award payout, but provides that if employment terminates earlier as a result of death or disability the officer will be entitled to acceleration of all unvested shares.

Name	Time-based Restricted Stock Unit Acceleration(1)
Bryan L. Timm	$814,625
Michael W. McCormick	$813,880
Thomas B. Cusick	$283,164

(1) *Time-based Restricted Stock Unit Acceleration.* The amounts in the column represent the number of shares that would be issued under the awards, multiplied by a stock price of $46.55 per share, which was the closing price of our Common Stock on December 30, 2011, the last trading day of 2011. See "2011 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Analysis of 2011 named executive officer compensation—Equity-based incentives," above.

PROPOSAL 3: ADVISORY VOTE (NON-BINDING) APPROVING EXECUTIVE COMPENSATION

Shareholders are provided with the opportunity to cast an advisory vote on executive compensation as described below. Columbia values the views of its shareholders and is committed to excellence in the design and effectiveness of Columbia's executive compensation program.

Columbia's executive compensation program is designed to attract, retain and motivate key, highly-talented executive officers and to align executive officer and shareholder financial interests, while encouraging prudent risk taking in order to achieve long-term shareholder objectives. Columbia believes that its executive compensation program, which includes long-term equity awards as a significant component of an executive officer's overall compensation opportunity, satisfies this goal and is strongly aligned with the long-term interests of its shareholders. Columbia's total shareholder return over the prior 1-, 3- and 5-year periods was -21.65%, 48.63% and -7.39%, respectively.

The Compensation Discussion and Analysis in this Proxy Statement describes our executive compensation program and the decisions made by the Compensation Committee in 2011 in more detail. Highlights of the program include the following:

- For each named executive officer other than Mrs. Boyle, more than 50% of the officer's actual 2011 compensation was "at-risk," or subject to performance requirements.
- Columbia's 2011 net sales increased $210.5 million, or 14%, to a record $1.694 billion, and 2011 earnings per diluted share were $3.03, compared to $2.26 per diluted share in 2010, resulting in the achievement of 102.5% of the target bonus awards established under the Executive Incentive Compensation Plan.
- The named executive officers, other than Mrs. Boyle and Mr. Boyle, receive annual long-term equity awards in the form of stock options and restricted stock units ("RSUs") that constitute a substantial portion of each executive's total compensation opportunity. These awards are generally subject to long-term vesting requirements and a significant portion of the RSUs vest based on achievement of specified long-term performance goals.

- In addition, in January 2011, the Compensation Committee awarded each of Messrs. McCormick and Timm, a one-time $1 million (grant date fair value) extraordinary long-term equity award as a way to ensure our retention of these executives. This equity award was awarded half in the form of stock options and half in the form of time-based RSUs, both vesting 100% on the fifth anniversary of the grant date.
- The named executive officer's performance-based RSUs for the 2009-2011 performance period were earned based on achieving 123.1% of the target award amounts with respect to the portion based on achievement of the pre-established minimum levels of operating income and return on invested capital; however, the portion of these RSUs vesting based on achievement of pre-established minimum levels of average operating margin relative to peers for that period did not vest and were forfeited.
- Neither Mrs. Boyle nor Mr. Boyle receive equity compensation grants since both already hold a significant amount of our Common Stock.
- Salary increases for the named executive officers ranged from 4% to 12% based on market conditions and performance factors.
- For each named executive officer other than Mrs. Boyle, bonus and equity awards comprised more than 50% of the target total direct compensation.
- Mr. Boyle's total cash compensation (salary and bonus) for 2011 was $1,867,821, of which $1,008,590 was earned upon achieving performance objectives established under the Executive Incentive Compensation Plan.
- Cash compensation (base salary and annual performance-based cash bonus award) levels for the other named executive officers were consistent with the levels generally provided by competitive companies. Columbia has no long-term cash compensation program for its named executive officers.
- Each of our executive officers is employed "at will" and we have no employment or similar agreements with any of our named executive officers, other than a change in control and severance plan approved by the Board of Directors, in which neither Mrs. Boyle nor Mr. Boyle is eligible to participate.
- In 2011, shareholders approved executive compensation by advisory vote and no changes were made to compensation programs as a result.

Columbia believes the compensation program for the named executive officers helped to motivate the executive officers and encouraged appropriate risk-taking in order to achieve strong financial performance amid continuing global macroeconomic challenges.

We are asking for shareholder approval of the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures under "Compensation Discussion and Analysis," the compensation tables and the footnotes and narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

Although this vote is advisory and non-binding on the Board or the company, the Board and the Compensation Committee, which is responsible for designing and administering Columbia's executive compensation program, value the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation policies and decisions for named executive officers.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board recommends a vote FOR approval of the compensation of the company's named executive officers as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the

Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables). This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted on this proposal in accordance with the instructions specified on the proxy form.

PROPOSAL 4: APPROVAL OF THE 1997 STOCK INCENTIVE PLAN, AS AMENDED

The Board of Directors is seeking shareholder approval of our amended 1997 Stock Incentive Plan, which we refer to as the Amended Stock Plan. The Board of Directors recently amended the Amended Stock Plan, upon recommendation of its Compensation Committee and subject to shareholder approval, to increase the number of shares of Columbia Common Stock reserved for issuance by 1.5 million shares and to include updated provisions, including provisions relating to performance goals and treatment of equity compensation in a change in control. The material amendments included in the Amended Stock Plan:

- increase the number of shares of Columbia Common Stock available for issuance under the Amended Stock Plan from 8.9 million to 10.4 million;
- eliminate "stock option reloading" (the automatic grant of replacement stock options when a stock option is exercised with previously acquired shares);
- clarify that all stock options must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant;
- describe additional performance criteria that the Compensation Committee may use in awarding performance-based equity compensation awards to executive officers covered by Section 162(m) of the Internal Revenue Code of 1986, as amended;
- modify the list of potential triggering events that will constitute a change in control of Columbia under the Amended Stock Plan and the treatment of outstanding equity compensation awards in the event of a change in control of Columbia; and
- explicitly prohibit Columbia from repricing stock options without shareholder approval.

A copy of the Amended Stock Plan is attached to this Proxy Statement as **Appendix A**. The summary description of the amendments to the Amended Stock Plan provided above and of the material terms of the Amended Stock Plan provided below are not intended to be a complete description of the Amended Stock Plan. See **Appendix A** for more detailed information.

Shareholder approval of the Amended Stock Plan pursuant to this Proposal 4 will also constitute re-approval of the Amended Stock Plan for purposes of Section 162(m). In general, this re-approval is required at least once every five years to comply with certain requirements under Section 162(m). See "U.S. Federal Income Tax Consequences" below for more information.

Description of the Amended 1997 Stock Incentive Plan

Share Reserve. Stock options and restricted stock units (RSUs) are the principal long-term incentive compensation elements of our officer and key employee compensation programs, and the Board of Directors believes the Amended Stock Plan is an important tool to attract and retain talented employees and directors. In order to provide many employees with a long-term stake in Columbia's prosperity, the Board of Directors makes option and RSU grants to key employees, consisting of approximately 386 individuals in the option program and approximately 677 individuals in the RSU program as of March 16, 2012. At March 16, 2012, 936,700 shares of Columbia's Common Stock remained available for future grants under the Amended Stock Plan. The Board of

Directors believes that additional shares must be reserved for issuance under the Amended Stock Plan, and recommends an increase of 1.5 million shares reserved for issuance under the Amended Stock Plan. The Board of Directors expects that with the additional 1.5 million shares, Columbia will have sufficient shares for its incentive compensation program until the 2016 annual meeting of shareholders, and shareholder approval for additional shares will be sought at that time.

Eligibility. All employees, officers and directors of Columbia and its subsidiaries are eligible to participate in the Amended Stock Plan. Also eligible are non-employee agents, consultants, advisors, and independent contractors of Columbia or any subsidiary.

Administration. The Amended Stock Plan is administered by the Board of Directors or, if the Board so determines, a committee of the Board of Directors or specified officers of Columbia, or both. The Board or the committee, as the case may be, may promulgate rules and regulations for the operation of the Amended Stock Plan and generally supervises the administration of the Amended Stock Plan, except that only the Board of Directors may amend, modify or terminate the Amended Stock Plan. The Board of Directors has delegated general authority for making equity grants to the Compensation Committee. The Compensation Committee determines individuals to whom equity grants are made under the Amended Stock Plan and the price and terms of any grants. For further discussion regarding equity granting practices under the plan, see "Compensation Discussion and Analysis—Equity-based incentives," above. For purposes of the description of the Amended Stock Plan, "Board of Directors" or "Board" shall also mean the Compensation Committee or officer when appropriate.

Termination and Amendment. The Amended Stock Plan will continue until all shares available for issuance under the Amended Stock Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors may suspend or terminate the Amended Stock Plan at any time. The Board of Directors may, at any time, modify or amend the Amended Stock Plan, but any modification or amendment may not materially adversely affect a holder's rights under an outstanding award without the written consent of the holder.

Stock Options. The Board of Directors determines the persons to whom options are granted, the option price, the number of shares to be covered by each option, the period of each option, the times at which options may be exercised and whether the option is intended to qualify as an incentive stock option (ISO) as defined in Section 422 of the Internal Revenue Code or a nonqualified stock option (NSO). In either case the option price cannot be less than the fair market value of the Common Stock on the date of grant. Options granted under the Amended Stock Plan generally continue in effect for the period fixed by the Board of Directors or appropriate committee or officer. Options are exercisable in accordance with the terms of an option agreement entered into at the time of grant and, except as otherwise determined by the Board of Directors with respect to an NSO, are nontransferable except on death of a holder. Options may be exercised only while an optionee is employed by Columbia or a subsidiary, within 12 months following termination of employment by reason of death or disability, or otherwise until expiration of the post-termination exercise period. The Amended Stock Plan provides that the Board of Directors may extend at any time prior to the expiration of an option the exercise period for any period up to the expiration date of the option and may increase the number of shares for which the option may be exercised up to the total number underlying the option.

Restricted Stock, Restricted Stock Units and Stock Bonus Awards. The Board of Directors may make awards of restricted stock, restricted stock units or stock bonus awards under the Amended Stock Plan and determine the number of shares to be awarded and the terms, conditions and restrictions determined by the Board of Directors at the time such award is made. The restrictions may include restrictions concerning vesting, transferability and forfeiture of the shares awarded.

Repricing Prohibited without Shareholder Approval. The Amended Stock Plan prohibits the Board of Directors from taking the following actions without shareholder approval: (i) lowering the price of an option after it is granted, except with respect to certain adjustments in connection with changes in Columbia's capital structure, (ii) taking any other action that is treated as repricing under generally accepted accounting principles, or (iii) cancelling an option at a time when its exercise price exceeds the fair market value of the underlying stock, in exchange for another option, stock appreciation right, restricted stock, or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

Performance-Based Awards. The Compensation Committee may grant awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code denominated at the time of grant either in Common Stock or in dollar amounts consisting of monetary units that may be earned in whole or in part if written, objective performance goals established by the Compensation Committee are achieved over a designated period of time. The performance goals for each award will be one or more targeted levels of performance with respect to one or more of the following objective measures with respect to Columbia or any subsidiary, division or other unit of Columbia: earnings, earnings per share, book value per share, stock price appreciation, total shareholder return (stock price increase plus dividends), return on equity, return on assets, return on invested capital, working capital, market or economic value added, revenues, operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses), operating margins, inventories, inventory turns, debt, debt plus equity, cost control, strategic initiatives, market share, net income, improvements in capital structure, cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital).

Performance goals also may be based on the achievement of specified levels of performance of Columbia (or performance of an applicable business unit) under one or more of the performance criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Compensation Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m), or any successor provision thereto, and the regulations thereunder. The Compensation Committee may provide in any performance-based award that any evaluation of performance may include or exclude any of the following events that occurs during an award period: (i) asset write downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (iv) any reorganization and restructuring programs, (v) extraordinary nonrecurring items as described in Accounting Standards Codification 225 20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Columbia's annual report to shareholders for the applicable year, (vi) acquisitions or divestitures, (vii) foreign exchange gains and losses, and (viii) gains and losses on asset sales. To the extent such inclusions or exclusions affect performance-based awards to covered employees, they shall be prescribed in a form that satisfies the requirements for "performance based compensation" within the meaning of Section 162(m)(4)(C), or any successor provision thereto.

Payment of an award earned may be in cash or stock or both, as the Board of Directors determines. The Board of Directors may also impose additional restrictions to payment under a performance-based award in addition to the satisfaction of the performance goals. No Section 162(m) covered employee may be awarded in any fiscal year awards, other than performance-based awards, with respect to more than 100,000 shares of Common Stock, stock-based performance awards under which the aggregate amount of shares of Common Stock payable under the awards exceeds the equivalent of 100,000 shares of Common Stock, or cash-based performance awards under which the aggregate amount payable exceeds $3,000,000.

Changes in Capital Structure. The Amended Stock Plan provides that if the outstanding Common Stock is increased or decreased in number or value or changed into or exchanged for a different number or kind of shares or other securities of Columbia or of another corporation by reason of any recapitalization, stock split or certain other transactions or changes in Columbia's corporate or capital structure, appropriate adjustment will be made by the Board of Directors in the number and kind of shares available for awards under the Amended Stock Plan.

Change in Control. In the event of a merger, consolidation or plan of exchange to which Columbia is a party or a sale of all or substantially all of Columbia's assets or of more than 50% of Columbia's outstanding shares of Common Stock, the Board of Directors will, in its sole discretion and to the extent possible under the structure of the transaction, select one of the following alternatives for treating outstanding awards under the Amended Stock Plan: (i) outstanding awards will remain in effect in accordance with their terms; (ii) outstanding awards shall be assumed, converted into or exchanged for awards with respect to stock in the corporation that is the surviving or acquiring corporation in the transaction (or in a parent corporation); (iii) the Board of Directors will provide a 30-day period prior to the completion of the transaction during which outstanding options shall be exercisable to the extent they are already vested or vest within that period and, upon the expiration of such 30-day period, all unexercised options shall immediately terminate (the Board of Directors may, in its sole discretion, accelerate the exercisability of options so that they are exercisable in full during such 30-day period), and the Board of Directors may, in its sole discretion, provide that any or all other outstanding awards will terminate, and/or accelerate the vesting and/or waive any applicable restrictions upon the expiration of such 30-day period; or (iv) the Board of Directors, in its sole discretion, will provide that outstanding awards will terminate upon or immediately prior to the transaction and that holders of such awards will receive a cash payment, calculated as described in the Amended Stock Plan. The Amended Stock Plan does not require all outstanding awards to be treated similarly in the event of a change in capital structure as described above.

U.S. Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences of the Amended Stock Plan generally applicable to us and to participants in the Amended Stock Plan who are subject to U.S. federal taxes. The summary is based on the applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.

Nonqualified Stock Options. A participant generally will not recognize income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. When a nonqualified stock option is exercised, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment as an employee or within three months after his or her employment ends (12 months in the case of permanent and total disability), the participant will not recognize income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will recognize income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the option exercise price. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price (or, if less, the excess of the amount realized on the disposition of the shares over the option exercise price). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of Common Stock already held by the participant to pay the exercise price.

Unrestricted Stock Bonus Awards. Upon receipt of an unrestricted stock award, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid by the participant with respect to the shares.

Restricted Stock Units. A participant generally will not recognize income at the time a stock unit is granted. When any part of a stock unit is issued or paid, the participant generally will recognize compensation taxable as ordinary income at the time of such issuance or payment in an amount equal to the then fair market value of any shares, cash or property the participant receives.

Performance-Based Awards. A participant generally will not recognize income upon the grant of performance-based awards. Upon the distribution of cash, shares or other property to the participant pursuant to the terms of the performance-based awards, the participant generally will recognize compensation taxable as ordinary income equal to the excess of the amount of cash or the fair market value of any property transferred to the participant over any amount paid by the participant with respect to the performance shares or units.

Tax Consequences to Columbia. In the foregoing cases, we generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Section 409A of the Internal Revenue Code. We intend that awards granted under the Amended Stock Plan comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code, but make no representation or warranty to that effect.

Section 162(m) of the Internal Revenue Code. Under Section 162(m) of the Internal Revenue Code, we are generally prohibited from deducting compensation paid to "covered employees" in excess of $1,000,000 per person in any year. "Covered employees" are defined as the principal executive officer and any one of the three highest paid executive officers (other than the principal executive officer or the principal financial officer) as of the close of the applicable taxable year. Compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. In general, one of the requirements that must be satisfied to qualify as performance-based compensation under Code Section 162(m) is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and approved by a majority vote of our shareholders. Accordingly, shareholder approval of the Amended Stock Plan is necessary to ensure that we have the ability to exclude taxable compensation attributable to stock options, stock appreciation rights and performance-based awards under the Amended Stock Plan that are intended to qualify as "qualified performance-based compensation" under Code Section 162(m) from the limits on tax deductibility imposed by Section 162(m).

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the Amended Stock Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of Common Stock or otherwise settle an award under the Amended Stock Plan until all tax withholding obligations are satisfied.

Plan Benefits

All awards to employees, officers, directors and consultants under the Amended Stock Plan are made at the discretion of the Board of Directors or appropriate committee or officer. Therefore, the benefits and amounts that will be received or allocated under the Amended Stock Plan are not determinable at this time. However, please refer to the description of grants made to our named executive officers in the last fiscal year described in the

"2011 Grants of Plan-Based Awards" table. Grants made to our non-employee directors in the last fiscal year are described in "Director Compensation." The closing price of our Common Stock, as reported on the NASDAQ Stock Market on March 16, 2012, was $49.06 per share.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR approval of the Amended Stock Plan. The proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted for or against this proposal or as an abstention, in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the adoption of this proposal.

Equity Compensation Plan Information

The following table provides information about compensation plans under which our equity securities are authorized for issuance to employees or non-employees (such as directors and consultants), at December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
1997 Stock Incentive Plan	2,215,848	$46.05	1,344,342
1999 Employee Stock Purchase Plan(3)	—	—	474,444
Equity compensation plans not approved by security holders	—	—	—
Total	2,215,848	$46.05	1,818,786

(1) The number of outstanding shares to be issued under the 1997 Stock Incentive Plan includes stock options and restricted stock units.

(2) The weighted-average exercise price excludes 296,752 shares issuable upon the vesting of outstanding restricted stock units, which have no exercise price.

(3) The 1999 Employee Stock Purchase Plan was suspended indefinitely effective July 1, 2005.

ADDITIONAL INFORMATION

Form 10-K. We will provide without charge upon the written request of any beneficial owner of shares of our Common Stock entitled to vote at the annual meeting, a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2011. Written requests should be mailed to Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229.

Other Materials. All materials filed by us with the Securities and Exchange Commission may be obtained at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or through the Securities and Exchange Commission's website at www.sec.gov.

Shareholder Proposals to be Included in Columbia's Proxy Statement. To be considered for inclusion in proxy materials for our 2013 annual meeting of shareholders, a shareholder proposal must be received by Columbia by December 17, 2012.

Shareholder Proposals Not in Columbia's Proxy Statement. Shareholders may present proposals for action at this annual meeting or at another annual meeting of shareholders in accordance with the Columbia's bylaws, a copy of which is available upon written request to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229. A shareholder must deliver timely notice of the proposed business to the Secretary. For purposes of our 2013 annual meeting of shareholders, to be timely, the notice must be received by Columbia no earlier than December 17, 2012, and no later than January 16, 2013.

Discretionary Authority. The proxies to be solicited by us through our Board of Directors for our 2013 annual meeting of shareholders will confer discretionary authority on the proxy holders to vote on any shareholder proposal presented at the annual meeting if we fail to receive notice of the shareholder's proposal for the meeting by January 16, 2013.

Shareholder Nominations for Director. Shareholders may nominate directly candidates for election to the Board of Directors at an annual meeting in accordance with the company's bylaws by delivering timely notice in writing to the Secretary, as described above. The notice must include (a) the name and address of the shareholder who intends to make the nomination, (b) the name, age, business address and residence address of each nominee, (c) the principal occupation or employment of each nominee, (d) the class and number of shares of the company that are beneficially owned by each nominee and by the nominating shareholder, (e) any other information concerning the nominee that must be disclosed in proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934, and (f) the signed consent of each nominee to serve as a director of the company if elected.

By Order of the Board of Directors

Timothy P. Boyle
President and Chief Executive Officer

Portland, Oregon
April 16, 2012

2012 ANNUAL MEETING OF SHAREHOLDERS
Thursday, June 7, 2012
3:00 p.m. Pacific Time

Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

DIRECTIONS

From I-5 North of Portland:

- Take I-5 South to I-405 South
- Follow I-405 South to Hwy. 26 West

From I-5 South of Portland:

- Take I-5 North to Hwy. 217 North
- Follow Hwy. 217 North to Hwy 26 West

From Highway 26 West, take Exit #67/Murray Blvd. Turn right on Murray Blvd., left on NW Science Park Drive, and right into our parking lot at 14375 NW Science Park Drive.

APPENDIX A

COLUMBIA SPORTSWEAR COMPANY
1997 STOCK INCENTIVE PLAN, AS AMENDED

1. Purpose. The purpose of this 1997 Stock Incentive Plan (the "Plan") is to enable Columbia Sportswear Company (the "Company") to attract and retain the services of (i) selected employees, officers and directors of the Company or any parent or subsidiary of the Company and (ii) selected nonemployee agents, consultants, advisors and independent contractors of the Company or any parent or subsidiary of the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of the Company or any parent or subsidiary of the Company (in which case, the Company, parent or subsidiary is referred to as an "Employer").

2. Shares Subject to the Plan.

2.1 Shares Subject to the Plan. Subject to adjustment as provided below and in Section 10, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall be ~~8,900,000~~10,400,000 shares.

2.2 Share Usage. Shares of Common Stock covered by an award shall not be counted as used unless and until they are actually issued and delivered to the Recipient. If all or any portion of an option or Performance--based Award granted under the Plan or a restricted stock units award awarded pursuant to Section 7 expires, terminates,~~ or~~ is cancelled, or otherwise does not result in all the shares subject to such award being issued, the unissued shares subject to that option or Performance--based Award or restricted stock units award shall again be available under the Plan. If shares awarded as a stock bonus or restricted stock ~~unit~~award pursuant to Section 7 or sold pursuant to Section 8 under the Plan are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased shall again be available under the Plan.

3. Effective Date and Duration of Plan.

3.1 Effective Date. The Plan shall become effective as of March 12, 1997. No Incentive Stock Option (as defined in Section 5 below) granted under the Plan shall become exercisable and no payments shall be made under a Performance--based Award, however, until the Plan is approved by the affirmative vote of the holders of a majority of the shares of Common Stock represented at a shareholders meeting at which a quorum is present and the exercise of any Incentive Stock Options granted under the Plan before such approval shall be conditioned on and subject to such approval. Subject to this limitation, options and Performance--based Awards may be granted and shares may be awarded as bonuses or sold under the Plan at any time after the effective date and before termination of the Plan.

3.2 Duration. The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options, Performance--based Awards, restricted stock units and shares subject to restrictions then outstanding under the Plan. Termination shall not affect any outstanding options, any outstanding Performance--based Awards, any outstanding restricted stock units or any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

4. Administration.

4.1 Board of Directors. The Plan shall be administered by the Board of Directors of the Company, which shall determine and designate from time to time the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may from time to time adopt and amend rules and regulations relating to administration of the

Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect, and it shall be the sole and final judge of such expediency.

4.2 Committee. The Board of Directors may delegate to any committee of the Board of Directors (the "Committee") any or all authority for administration of the Plan. If authority is delegated to the Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 3 and 11.

4.3 Officers. The Board of Directors may delegate to any officer or officers of the Company authority to grant awards under the Plan, subject to any restrictions imposed by the Board of Directors.

4.4 Non--U.S. Provisions. Notwithstanding anything in the Plan to the contrary, with respect to any person eligible for awards under the Plan who is resident outside the United States, the Board of Directors may, in its sole discretion, amend or vary the terms of the Plan in order to conform such terms with the requirements of local law or to meet the goals and objectives of the Plan or to permit the Plan to operate in a qualified or tax-efficient manner, and may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such non--U.S. jurisdictions. The Board may, where it deems appropriate in its sole discretion, establish one or more sub--plans for these purposes.

5. Types of Awards; Eligibility. The Board of Directors may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as provided in Sections 6.1 and 6.2; (ii) grant options other than Incentive Stock Options ("Non--Statutory Stock Options") as provided in Sections 6.1 and 6.3; (iii) award stock bonuses or restricted stock units as provided in Section 7; (iv) sell shares subject to restrictions as provided in Section 8; and (v) award Performance--based Awards as provided in Section 9. Awards may be made to employees, including employees who are officers or directors, and to other individuals described in Section 1 who the Board of Directors believes have made or will make an important contribution to the Company; provided, however, that only employees of the Company or any parent or subsidiary of the Company (as defined in subsections 424(e) and 424(f) of the Code) shall be eligible to receive Incentive Stock Options under the Plan. The Board of Directors shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. At the discretion of the Board of Directors, an individual may be given an election to surrender an award in exchange for the grant of a new award. ~~No employee may be granted options for more than an aggregate of 100,000 shares of Common Stock in connection with the hiring of the employee or 100,000 shares of Common Stock in any calendar year otherwise.~~

6. Option Grants.

6.1 General Rules Relating to Options.

6.1--1 Terms of Grant. The Board of Directors may grant options under the Plan. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the option exercise price, the period of the option, the time or times at which the option may be exercised and whether the option is an Incentive Stock Option or a Non--Statutory Stock Option. ~~At the time of the grant of an option or at any time thereafter, the Board of Directors may provide that an optionee who exercised an option with Common Stock of the Company shall automatically receive a new option to purchase additional shares equal to the number of shares surrendered and may specify the terms and conditions of such new options.~~

6.1--2 Exercise of Options. Except as provided in Section 6.1--4 or as determined by the Board of Directors, no option granted under the Plan may be exercised unless at the time of such exercise the optionee is employed by or in the service of the Company and shall have been so employed or provided such service continuously since the date the option was granted. Except as provided in Sections 6.1--4 and 10, options granted under the Plan may be exercised from time to time over the period stated in each option in such amounts and at such times as shall be prescribed by the Board of Directors, provided that options shall not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if an optionee does not exercise an option in any one year with respect to the full number of shares to which the optionee is entitled in that year, the optionee's rights shall be cumulative and the optionee may purchase those shares in any subsequent year during the term of the option.

6.1--3 Nontransferability. Each Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other option granted under the Plan by its terms (i) shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee's domicile at the time of death, and (ii) during the optionee's lifetime, shall be exercisable only by the optionee.

6.1--4 Termination of Employment or Service.

6.1--4(a) General Rule. Unless otherwise determined by the Board of Directors or unless otherwise required under applicable law, in the event an optionee's employment or service with the Company terminates for any reason other than because of total disability or death as provided in Sections 6.1--4(b) and (c), his or her option may be exercised at any time before the expiration date of the option or the expiration of the post--termination exercise period after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination. The post--termination exercise period for a grant is set forth in an option agreement.

6.1--4(b) Termination Because of Total Disability. Unless otherwise determined by the Board of Directors, in the event an optionee's employment or service with the Company terminates because of total disability, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination. The term "total disability" shall be defined under the Company's long--term disability policy.

6.1--4(c) Termination Because of Death. Unless otherwise determined by the Board of Directors, in the event of an optionee's death while employed by or providing service to the Company, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of death, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of death and only by the person or persons to whom the optionee's rights under the option shall pass by the optionee's will or by the laws of descent and distribution of the state or country of domicile at the time of death.

6.1--4(d) Amendment of Exercise Period Applicable to Termination. The Board of Directors may at any time prior to the expiration of an option extend the applicable post--termination exercise periods any length of time not longer than the original expiration date of the option. The Board of Directors may at any time increase the portion of an option that is exercisable, subject to such terms and conditions as the Board of Directors may determine.

6.1--4(e) Failure to Exercise Option. To the extent that the option of any deceased optionee or any optionee whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option shall cease and terminate.

6.1--4(f) Leave of Absence. Absence on leave approved by the Employer or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board of Directors, vesting of options shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options shall be suspended during any other unpaid leave of absence greater than 30 days.

6.1--5 Purchase of Shares.

6.1--5(a) Notice of Exercise. Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option granted under the Plan only upon the ~~Company's~~ receipt by the Company, or by a broker or other agent as directed or approved by the Company, of written notice from the optionee of the optionee's binding commitment to purchase shares, specifying the number of shares the optionee desires to purchase under the option and the date on which the optionee agrees to complete the transaction, and, if required in order to comply with the Securities Act of 1933, as amended, containing a representation that it is the optionee's present intention to acquire the shares for investment and not with a view to distribution.

6.1--5(b) Payment. Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option exercise, the optionee must have paid the Company the full purchase price of those shares in cash or by check or, with the consent of the Board of Directors, in whole or in part, in Common Stock of the Company valued at fair market value, restricted stock, or other contingent awards denominated in either stock or cash, promissory notes and other forms of consideration. ~~Unless otherwise determined by the Board of Directors, any Common Stock provided in payment of the purchase price must have been previously acquired and held by the optionee for at least six months.~~ The fair market value of Common Stock provided in payment of the purchase price shall be the closing price of the Common Stock last reported before the time payment in Common Stock is made or, if earlier, committed to be made, if the Common Stock is publicly traded, or another value of the Common Stock as shall be specified by the Board of Directors. No shares shall be issued until full payment for the shares has been made, including all amounts owed for tax withholding. With the consent of the Board of Directors, an optionee may request the Company to apply automatically the shares to be received upon the exercise of a portion of a Non-Statutory ~~s~~Stock ~~o~~Option (even though stock certificates have not yet been issued) to satisfy the purchase price for additional portions of the option.

6.1--5(c) Tax Withholding. Each optionee who has exercised an option shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state, local and non--U.S. tax withholding requirements. If additional withholding is or becomes required (as a result of exercise of an option or as a result of disposition of shares acquired pursuant to exercise of an option) beyond any amount deposited before delivery of the certificates, the optionee shall pay such amount, in cash or by check, to the Company on demand. If the optionee fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the optionee, including salary, subject to applicable law. The Company shall have the right, but not the obligation, to deduct from any and all payments made under the Plan, or to require the optionee, to satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required tax withholding obligation. The Company shall have no obligation to deliver shares of stock until the Company's tax withholding obligations have been satisfied by the optionee.

6.1--5(d) Reduction of Reserved Shares. Upon the exercise of an option, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option (less the number of any shares surrendered in payment for the exercise price or withheld to satisfy withholding requirements).

6.1--6 Limitations on Grants to Non--Exempt Employees. Unless otherwise determined by the Board of Directors, if an employee of the Company or any parent or subsidiary of the Company is a non--exempt employee subject to the overtime compensation provisions of Section 7 of the Fair Labor Standards Act (the "FLSA"), any option granted to that employee shall be subject to the following restrictions: (i) the option price shall be at least 85 percent of the fair market value, as described in Section 6.2--4, of the Common Stock subject to the option on the date it is granted; and (ii) the option shall not be exercisable until at least six months after the date it is granted; provided, however, that this six--month restriction on exercisability will cease to apply if the employee dies, becomes disabled or retires, there is a change in ownership of the Company, or in other circumstances permitted by regulation, all as prescribed in Section 7(e)(8)(B) of the FLSA.

6.2 Incentive Stock Options. Incentive Stock Options shall be subject to the following additional terms and conditions:

6.2--1 Limitation on Amount of Grants. If the aggregate fair market value of stock (determined as of the date the option with respect to such stock is granted) with respect to which Incentive Stock Options granted under this Plan (and any other stock incentive plan of the Company or its parent or subsidiary corporations) are exercisable for the first time by an employee during any calendar year exceeds $100,000, the portion of the option or options not exceeding $100,000 will be treated as an Incentive Stock Option and the portion of the option exceeding $100,000 will be treated as a Non--Statutory Stock Option. The preceding sentence will be applied by taking options into account in the order in which they were granted. The Company may designate stock that is treated as acquired pursuant to exercise of an option that is in part an Incentive Stock Option and in part a Non--Statutory Stock Option as Incentive Stock Option stock by issuing a separate certificate for that stock and identifying the certificate as Incentive Stock Option stock in its stock records. In the absence of such a designation, each share of stock issued pursuant to exercise of the option will be treated in part as Incentive Stock Option stock and in part as Non--Statutory Stock Option stock.

6.2--2 Limitations on Grants to 10 Percent Shareholders. An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (as defined in subsections 424(e) and 424(f) of the Code) only if the option price is at least 110 percent of the fair market value, as described in Section 6.2--4, of the Common Stock subject to the option on the date it is granted and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

6.2--3 Duration of Options. Subject to Sections 6.1--2, 6.1--4 and 6.2--2, Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.2--4 Option Price. The option price per share shall be determined by the Board of Directors at the time of grant. Except as provided in Section 6.2--2, the option price shall not be less than 100 percent of the fair market value of the Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, if the stock is publicly traded, or, another value of the Common Stock as shall be specified by the Board of Directors.

6.2--5 Limitation on Time of Grant. No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board of Directors adopting the Plan or approving any amendment to the Plan that constitutes the adoption of a new Plan for purposes of Section 422 of the Code. If the Company's shareholders do not approve the Plan within 12 months of such adoption or amendment, any Incentive Stock Options granted under the Plan after the date of such adoption or amendment will be treated as Non-Statutory Stock Options.~~an increase in the number of shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.~~

6.2--6 Early Dispositions. If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

6.3 Non--Statutory Stock Options. Non--Statutory Stock Options shall be subject to the following terms and conditions, in addition to those set forth in Section 6.1 above:

6.3--1 Option Price. The option price for Non--Statutory Stock Options shall be determined by the Board of Directors at the time of grant.~~and may be any amount determined by the Board of Directors.~~ Except as provided in Section 6.2-2, the option price shall not be less than 100 percent of the fair market value of the

Common Stock covered by the Non-Statutory Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, if the stock is publicly traded, or, another value of the Common Stock as shall be specified by the Board of Directors.

6.3--2 Duration of Options. Non--Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors.

7. Stock Bonuses and Restricted Stock Units. The Board of Directors may award shares under the Plan as stock bonuses or restricted stock units. Shares awarded as a stock bonus or restricted stock units shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with such other restrictions as may be determined by the Board of Directors. The Board of Directors may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares awarded shall bear any legends required by the Board of Directors. The Company may require any recipient of an award to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, ~~or~~ local or non-U.S. tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. The Company shall have the right, but not the obligation, to deduct from any and all payments made under the Plan, or to require the recipient, to satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required tax withholding obligation. The Company shall have no obligation to deliver shares of stock until the Company's tax withholding obligations have been satisfied by the recipient. Upon the issuance of a stock bonus or restricted stock unit, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

8. Restricted Stock. The Board of Directors may issue shares under the Plan for such consideration (including promissory notes and services) as determined by the Board of Directors. Shares issued under the Plan shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with such other restrictions as may be determined by the Board of Directors. All Common Stock issued pursuant to this Section 8 shall be subject to a purchase agreement, which shall be executed by the Company and the prospective purchaser of the shares before the delivery of certificates representing such shares to the purchaser. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares shall bear any legends required by the Board of Directors. The Company may require any purchaser of restricted stock to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, ~~or~~ local, or non-U.S. tax withholding requirements. If the purchaser fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the purchaser, including salary, subject to applicable law. With the consent of the Board of Directors, a purchaser may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required tax withholding obligation. Upon the issuance of restricted stock, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

9. Performance--based Awards. The ~~Board of Directors~~Committee may grant awards intended to qualify as qualified performance--based compensation under ~~Section~~ Section 162(m) of the Code and the regulations thereunder to any "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or

any successor provision ("Performance--based Awards"). Performance--based Awards shall be denominated at the time of grant either in Common Stock ("Stock Performance Awards") or in dollar amounts ("Dollar Performance Awards"). Payment under a Stock Performance Award or a Dollar Performance Award shall be made, at the discretion of the ~~Board of Directors~~Committee, in Common Stock ("Performance Shares"), or in cash or in any combination thereof. Performance--based Awards shall be subject to the following terms and conditions:

9.1 Award Period. The Committee~~Board of Directors~~ shall determine the period of time for which a Performance--based Award is made (the "Award Period").

9.2 Performance Goals and Payment. The Committee~~Board of Directors~~ shall establish in writing objective~~s~~ performance goals ("Performance Goals") that must be met by the Company or any subsidiary, division or other unit of the Company ("Business Unit") during the Award Period as a condition to payment being made under the Performance-based Award.

9.2-1 The Performance Goals for each Performance-based Award ~~award~~ shall be one or more targeted levels of performance with respect to one or more of the following "performance criteria"~~objective measures~~ with respect to the Company or any Business Unit as reported or calculated by the Company: earnings, earnings per share, book value per share, stock price appreciation~~increase~~, total shareholder return (stock price increase plus dividends), return on equity, return on assets, return on invested capital, working capital, market or economic value added, revenues, operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses), operating margins, inventories, inventory turns, debt, debt plus equity, cost control, strategic initiatives, market share, net income, improvements in capital structure, cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital). ~~or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges (determined according to criteria established by the Board of Directors).~~

9.2-2 Performance Goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable Business Unit) under one or more of the performance criteria described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

9.2-3 The Committee may provide in any Performance-based Award that any evaluation of performance may include or exclude any of the following events that occurs during an Award Period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (iv) any reorganization and restructuring programs, (v) extraordinary nonrecurring items as described in Accounting Standards Codification 225-20 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to shareholders for the applicable year, (vi) acquisitions or divestitures, (vii) foreign exchange gains and losses, and (viii) gains and losses on asset sales. To the extent such inclusions or exclusions affect Performance-based Awards to covered employees, they shall be prescribed in a form that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

9.2-4 The ~~Board of Directors~~Committee shall also establish the number of Performance Shares or the amount of cash payment to be made under a Performance--based Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 9.4).

9.2-5 The Committee~~Board of Directors~~ may establish other restrictions to payment under a Performance--based Award, such as a continued employment requirement, in addition to satisfaction of the Performance Goals. Some or all of the Performance Shares may be issued at the time of the award as restricted shares subject to forfeiture in whole or in part if Performance Goals or, if applicable, other restrictions are not satisfied.

9.3 Maximum Awards. No ~~participant~~ covered employee may ~~receive~~ be awarded in any fiscal year awards, other than Performance-based Awards, with respect to more than 100,000 shares of Common Stock, Stock Performance Awards under which the aggregate amount of shares of Common Stock payable under the Awards exceeds the equivalent of 100,000 shares of Common Stock, or Dollar Performance Awards under which the aggregate amount payable under the Awards exceeds $3,000,000.

9.4 Tax Withholding. Each participant who has received Performance Shares shall, upon notification of the amount due, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state, ~~and~~ local, or non-U.S. tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so delivered or withheld shall not exceed the minimum amount necessary to satisfy the required tax withholding obligation.

9.5 Effect on Shares Available. The payment of a Performance--based Award in cash shall not reduce the number of shares of Common Stock reserved for issuance under the Plan. The number of shares of Common Stock reserved for issuance under the Plan shall be reduced by the number of shares issued upon payment of an award, less the number of shares delivered or withheld to satisfy withholding obligations.

10. Changes in Capital Structure.

10.1 Stock Splits; Stock Dividends. If the outstanding Common Stock of the Company is hereafter increased or decreased in number or value or changed into or exchanged for a different number or kind of shares or other securities of the Company or any other Company by reason of any stock split, reverse stock split, spin off, combination or exchange of shares, dividend payable in shares, distribution to shareholders other than a normal cash dividend or recapitalization, ~~or~~ reclassification, or other change in the Company's corporate or capital structure, appropriate adjustment shall be made by the Board of Directors in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan. In addition, the Board of Directors shall make appropriate adjustment in the number and kind of shares as to which outstanding options and awards, or portions thereof then unexercised or not yet vested or settled, shall be exercisable or payable, so that the optionee's proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

10.2 Mergers, Reorganizations, Etc. In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split--up, split--off, spin--off or~~,~~ reorganization ~~or liquidation~~ to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the Company's assets or of more than 50% of the Company's outstanding shares of Common Stock (each, a "Transaction"), the Board of Directors shall, in its sole discretion and to the extent possible under the structure of the Transaction, select one of the following alternatives for treating outstanding ~~options~~ awards under the Plan, in each case provided that the Transaction is consummated:

10.2--1 Outstanding ~~options~~ awards shall remain in effect in accordance with their terms.

10.2--2 Outstanding ~~options~~ awards shall be assumed, converted into or exchanged for ~~options to purchase~~ awards with respect to stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction (or in a parent corporation). The amount and~~,~~ type of securities subject thereto and exercise price of ~~the~~ any converted options shall be determined by the Board of

Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction. Unless otherwise determined by the Board of Directors, the assumed converted or exchangedoptions awards shall be vested and/or free from applicable restrictions only to the extent that suchthe vesting requirements relating to awardsoptions granted hereunder have been satisfied.

10.2--3 The Board of Directors shall provide a period of 30 days or less before the consummation of the Transaction during which outstanding options may be exercised to the extent then exercisable, and upon the expiration of that period, all unexercised options shall immediately terminate. The Board of Directors may, in its sole discretion, accelerate the exercisability of options so that they are exercisable in full during that period. The Board of Directors may, in its sole discretion, provide that any or all other outstanding awards granted under the Plan shall terminate upon or immediately prior to the consummation of the Transaction and/or accelerate the vesting and/or waive any applicable restrictions upon the expiration of the period provided as described in this Section 10.2-3 or upon or immediately prior to the consummation of the Transaction.

10.2-4 The Board of Directors, in its sole discretion, shall provide that outstanding awards shall terminate either upon or immediately prior to consummation of a Transaction and that holders of such awards shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the value of the per share consideration received by holders of Common Stock in the Transaction, or, in the event the Transaction does not result in direct receipt of consideration by holders of Common Stock, the value of the deemed per share consideration received, in each case as determined by the Board of Directors in its sole discretion, multiplied by the number of shares of Common Stock subject to such outstanding awards (to the extent then vested and/or exercisable or whether or not then vested and/or exercisable, as determined by the Board of Directors in its sole discretion) exceeds (y) if applicable, the respective aggregate exercise price or grant price for such awards, if any.

10.2-5 For the avoidance of doubt, nothing in this Section 10.2 requires all outstanding awards to be treated similarly.

10.3 Dissolution of the Company. In Unless otherwise determined by the Board of Directors in its sole discretion, in the event of the dissolution or liquidation of the Company, options outstanding awards shall automatically terminate immediately prior to such dissolution or liquidation of the Companybe treated in accordance with Section 10.2--3. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an award has not been waived by the Board of Directors, the award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

10.4 Rights Issued by Another Corporation. The Board of Directors may also grant options, and stock bonuses, restricted stock units and Performance--based Awards and issue restricted stock under the Plan having terms, conditions and provisions that vary from those specified in this Plan, provided that any such awards are granted in exchange or substitution for, or in connection with the assumption or conversion of, existing options, stock bonuses, restricted stock units, Performance--based Awards and restricted stock granted, awarded or issued by another corporation and assumed, converted, exchanged or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

11. Amendment of the Plan. The Board of Directors may at any time, modify or amend the Plan in such respects as it shall deem advisable because of changes in the law while the Plan is in effect or for any other reason. Except as provided in Section 10, however, no change in an award already granted shall be made without the written consent of the holder of the award if the change would adversely affect the holder to a material extent.

12. Approvals. The Company's obligations under the Plan are subject to the approval of federal, state and non--U.S. authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to comply with applicable law and regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company's shares may then be listed, in connection with the grants under

the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if such issuance or delivery would violate applicable federal, state or non-U.S. ~~securities~~ laws, rules or regulations.

13. Employment and Service Rights. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate such employee's employment at will at any time, for any reason, with or without cause, or to decrease such employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer any right to be retained or employed by the Employer or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer.

14. Rights as a Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

15. Option Repricing. In no event shall the Board or Directors have the right, without shareholder approval, to (i) lower the price of an option after it is granted, except in connection with adjustments provided in Section 10; (ii) take any other action that is treated as a repricing under generally accepted accounting principles; or (iii) cancel an option at a time when its exercise price exceeds the fair market value of the underlying stock, in exchange for cash, another option, stock appreciation right, restricted stock, or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

16. Section 409A of the Code. The Plan and awards granted under the Plan are intended to be exempt from the requirements of Section 409A of the Code to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the exclusion applicable to stock options, stock appreciation rights and certain other equity-based compensation under Treasury Regulation Section 1.409A-1(b)(5), or otherwise. To the extent Section 409A is applicable to the Plan or any award granted under the Plan, it is intended that the Plan and such awards granted under the Plan comply with the deferral, payout and other limitations and restrictions imposed under Section 409A. Notwithstanding any other provision of the Plan or any award granted under the Plan to the contrary, the Plan and any award granted under the Plan shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of the Plan or any award granted under the Plan to the contrary, with respect to any payments and benefits under the Plan or any award granted under the Plan to which Section 409A applies, all references in the Plan or any award granted under the Plan to the termination of the participant's employment or service are intended to mean the participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i). In addition, if the participant is a "specified employee," within the meaning of Section 409, then to the extent necessary to avoid subjecting the participant to the imposition of any additional tax under Section 409A, amounts that would otherwise be payable under the Plan or any award granted under the Plan during the six-month period immediately following the participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i), shall not be paid to the participant during such period, but shall instead be accumulated and paid to the participant (or, in the event of the participant's death, the participant's estate) in a lump sum on the first business day after the earlier of the date that is six months following the participant's separation from service or the participant's death. Notwithstanding any other provision of the Plan to the contrary, the Board of Directors, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan and any award granted under the Plan so that the award qualifies for exemption from or complies with Section 409A; provided, however, that the Board of Directors makes no representations that awards granted under the Plan shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to awards granted under the Plan.